

1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K


RECD S.E.C.
APR 30 2003
1086

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2003

China Eastern Airlines Corporation Limited
(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)


PROCESSED
MAY 01 2003
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_________)

HONGKONG: 24758.64

EXHIBIT

Exhibit Number		Page
1.1	Annual Report 2002.	4

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

The 2002 Annual Report of China Eastern Airlines Corporation Limited (the "Company") contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to competition in the China aviation industry, the Company's planned measures to improve efficiency and enhance competitiveness, the impact of these measures on the Company's results of operations, the impact of international activities and the impact of the policies and related measures of the Civil Aviation Administration of China (the "CAAC"), and the Chinese government on market demand, the Company's future strategic and business plans for 2003 and the international and domestic economies and aviation industries. The Company does not intend to update these forward-looking statements.

These forward-looking statements reflect the current view of the Company with respect to future events and are not a guarantee of future performance. Actual events or results may differ materially from information contained in the forward-looking statements as a result of various factors, including, without limitation, any changes in regulatory policies of the CAAC (including any policy changes in price systems), the effects of competition on the demand and price of the Company's services, changes in the global economic conditions (including economic development and conditions of the countries served by the flights of the Company), the political and economic conditions of China, the cost and availability of aviation fuel, any significant changes in the exchange rates between Renminbi or Hong Kong dollar and U.S. dollar or Japanese yen and the Company's ability to obtain adequate financing on commercially acceptable terms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)



Date: April 28, 2003

By:
Name: Ye Yigan
Title: Chairman of Board of Directors

HONGKONG:42006.1

Exhibit 1.1




中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED



Contents

Company's Registered Chinese Name	:	中國東方航空股份有限公司
Company's English Name	:	China Eastern Airlines Corporation Limited
Company's Abbreviated English Name	:	CEA
Company's Legal Address:	:	66 Airport Street, Pudong International Airport, Shanghai, China
Postal Code	:	201202
Company's Office Address	:	2550 Hongqiao Road, Shanghai, China
Postal Code	:	200335
Company's Legal Representative:	:	Ye Yigan
Company Secretary	:	Luo Zhuping
Company's website address:	:	www.ce-air.com
Company's e-mail address	:	ir@ce-air.com
Telephone	:	(86-21) 6268 6268
Facsimile	:	(86-21) 6268 6116

Places of Listing

The Shanghai Stock Exchange	Code:	**600115**	Abbreviation :	**Eastern Airlines**
The Stock Exchange of Hong Kong Limited	Code:	**670**		
The New York Stock Exchange, Inc.	Code:	**CEA**		



Financial Highlights

(Prepared in accordance with International Financial Reporting Standards)

Expressed in RMB millions	1998[1]	1999[1]	2000[1], [2]	2001[1], [2]	**2002**
Year Ended 31 December					
Turnover	8,172	10,163	11,220	12,153	**13,079**
Other operating income	133	294	223	127	**226**
Operating expenses	(7,902)	(9,252)	(10,444)	(11,283)	**(12,242)**
Operating profit	403	1,205	999	997	**1,063**
Interest expenses, net	(853)	(966)	(815)	(814)	**(731)**
(Loss)/profit before taxation	(582)	128	304	314	**263**
(Loss)/profit attributable to shareholders	(454)	84	176	542	**86**
(Loss)/earnings per share (RMB) [3]	(0.09)	0.02	0.04	0.11	**0.02**
At 31 December					
Cash and cash equivalents	1,793	1,315	1,423	1,331	**1,945**
Working capital deficiency	(401)	(657)	(858)	(3,163)	**(7,437)**
Non-current assets	24,095	24,320	24,726	25,201	**28,151**
Long-term loans, including current portion	4,957	4,706	4,804	5,301	**6,495**
Finance lease obligations, including current portion	11,701	11,557	11,308	9,871	**8,184**
Total capital and reserves	6,929	7,013	6,870	7,320	**7,379**

(1) In 2002, certain other income/expenses have been reclassified to other operating income and operating expenses. Accordingly, the figures for the year ended 1998, 1999, 2000 and 2001 have been reclassified to conform with changes in presentation in the current year. This reclassification has no effect on the profit/loss attributable to shareholders.

(2) The land use rights, which were revalued as part of the Company's restructuring in 1996, have now been stated at historical cost which is nil. Please refer to note 2(l) to the financial statements for details.

(3) The calculation of earnings/(loss) per share is based on the consolidated profit/(loss) attributable to shareholders and 4,866,950,000 shares in issue.


RMB millions
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
8,172
10,163
11,220
12,153
13,079
1998 1999 2000 2001 2002


RMB
0.2
0.1
0.0
-0.1
-0.2
-0.09
0.02
0.04
0.11
0.02
1998 1999 2000 2001 2002


RMB millions
800
600
400
200
0
-200
-400
-600
-454
84
176
542
86
1998 1999 2000 2001 2002

Summary of Accounting and Business Data

(Prepared in accordance with PRC Accounting Regulations)

Operating Results (Year Ended 31 December 2002)

	RMB millions
Total profit	**262.31**
Income from Main Operation	**2,434.32**
Income from Other Operation	**544.31**
Income from Investments	**21.26**
Net Income outside Business	**2.60**

Major Accounting Data & Financial Indicators (Expressed in RMB Million)

		2002	2001 (before adjustment)	2001 (after adjustment)	2000 (before adjustment)	2000 (after adjustment)
1.	Revenue from Main Operations	**13,390.65**	12,839.34	12,839.34	11,821.76	11,821.76
2.	Net (Loss)/Profit	**124.26**	132.92	97.00	20.08	3.76
3.	Total Assets	**31,426.20**	27,355.23	27,393.46	26,986.30	27,034.03
4.	Shareholders Equity	**6,284.07**	6,241.37	6,256.66	6,606.55	6,654.28
5.	(Loss)/Earning per Share (RMB)	**0.0255**	0.0273	0.0199	0.0041	0.0008
6.	(Loss)/Earning per Share after deduction of extraordinary profit and loss (RMB)	**0.0138**	0.0302	0.0228	(0.0466)	(0.0499)
7.	Net Assets per Share (RMB)	**1.29**	1.28	1.29	1.36	1.37
8.	Return on Net Assets (%)	**1.98**	2.13	1.55	0.30	0.06
9.	Net Assets per Share after adjustments (RMB)	**1.21**	1.21	1.21	1.22	1.29
10.	Net Amount of Cash Flow per Share Created by Business Operation (RMB)	**0.73**	0.66	0.66	0.63	0.63

Notes:

1. The major accounting data and financial indicators in 2000 and 2001 are adjusted pursuant to the same accounting policies in 2002.

2. Calculation of Major Financial Indicators:

   (Loss)/Earning per Share = Net Profit ÷ Total Number of Ordinary Shares at the end of year

   Net Assets per Share = Shareholders' Equity at the end of year ÷ Total number of Ordinary Shares at the end of year

   Net Assets per Share after Adjustments = [Shareholders' Equity at the end of year - Accounts Receivable aged more than 3 years – Deferred & Prepaid Expenses – Net Loss on Assets (current and fixed) to be disposed of – Pre-operating expenses – Long-term Deferred & Prepaid Expenses – Negative Balance of housing fund] ÷ Total Number of Ordinary Shares at the end of year

   Net Amount of Cash Flow per Share Created by Business Operation = Net Amount of cash flow created by Business Operation ÷ Total Number of Ordinary Shares at the end of year

   Return on Net Assets = Net (Loss)/Profit ÷ Shareholders' Equity at the end of year 100%

Changes in Shareholders' Equity (Expressed in RMB million, except share capital)

	Share Capital (unit 10,000)	Capital Reserve	Surplus Reserve	Statutory Common Welfare Fund	Retained Profits	Shareholders' Equity Total
Beginning Balance	486,695.00	1,256.28	37.80	18.90	95.63	6,256.66
Increase, Current	–	41.36	21.39	10.61	124.26	187.01
Decrease, Current	–	40.53	–	–	119.07	159.60
Ending Balance	486,695.00	1,257.11	59.19	29.51	100.82	6,284.07

The current increase of capital reserve resulted from the acceptance of cash donation and transfer of amount payable without definite creditor.

The current increase of surplus reserve is appropriated by its subsidiary according to after-tax profit.

The increase of undistributed profit is due to the net profit earned this year while the decrease is caused by the distribution of cash dividends and appropriation of surplus reserve by subsidiary.

Operating Data

Major Items	Year ended 2002	Year ended 2001	Year ended 2000	Year ended 1999	Year ended 1998
			After adjustments*		
Capacity					
ATK (available tonne-kilometres) (millions)	**4,366.64**	4,188.20	3,646.30	3,352.52	3,019.38
ASK (available seat-kilometres) (millions)	**27,962.51**	25,813.50	22,596.20	22,479.39	20,531.80
AFTK (available freight tonne-kilometres) (millions)	**1,850.01**	1,865.00	1,612.60	1,329.37	1,171.52
Traffic					
Total tonne-kilometres (millions)	**2,652.23**	2,373.20	2,165.30	1,873.91	1,575.11
Passenger tonne-kilometres (millions)	**1,629.21**	1,423.40	1,261.00	1,184.60	1,075.43
Cargo tonne-kilometres (millions)	**1,023.03**	949.80	904.30	689.29	499.67
Passenger-kilometres (millions)	**18,206.42**	15,911.40	14,101.60	13,257.41	12,022.52
Kilometres flown (millions)	**158.83**	147.20	121.20	116.41	108.03
Hours flown (thousands)	**234.59**	220.40	180.83	174.30	166.26
Number of passengers carried (thousands)	**11,533.11**	10,371.40	9,113.31	8,745.31	8,559.82
Weight of cargo carried (kg) (millions)	**344.68**	302.01	286.41	248.49	181.40
Load factor					
Overall load factor (%)	**60.74**	56.66	59.38	55.90	52.17
Passenger load factor (%)	**65.11**	61.63	62.43	58.98	58.56
Break-even load factor (based on ATK) (%)	**59.45**	54.72	57.75	52.40	57.17
Yield and costs					
Passenger yield (passenger revenues/passenger kilometres)	**0.55**	0.60	0.61	0.61	0.54
Cargo yield (cargo revenues/cargo tonne-kilometres)	**2.39**	2.20	2.35	2.51	2.50
Average yield (passenger and cargo revenues/ tonne-kilometres)	**4.71**	4.92	4.97	5.21	4.95
Unit cost (operating expenses/ATK)	**2.80**	2.69	2.87	2.73	2.64
			Before adjustment		
Capacity					
ATK (available tonne-kilometres) (millions)	**4,364.16**	4,186.30	3,644.50	3,351.40	2,821.40
ASK (available seat-kilometres) (millions)	**27,962.51**	25,813.50	22,596.20	22,479.40	18,550.30
AFTK (available freight tonne-kilometres) (millions)	**1,850.01**	1,865.00	1,612.60	1,329.37	1,171.52
Traffic					
Total tonne-kilometres (millions)	**2,600.91**	2,332.00	2,136.60	1,846.30	1,448.30
Passenger tonne-kilometres (millions)	**1,357.20**	1,382.20	1,232.30	1,157.00	957.10
Cargo tonne-kilometres (millions)	**1,009.82**	949.80	904.30	689.30	491.20
Passenger-kilometres (millions)	**18,200.21**	15,911.40	14,101.60	13,257.30	10,891.00
Kilometres flown (millions)	**158.83**	147.20	121.20	116.40	92.40
Hours flown (thousands)	**234.59**	220.40	180.80	174.30	139.10
Number of passengers carried (thousands)	**11,420.01**	10,263.50	8,970.70	8,609.50	7,514.40
Weight of cargo carried (kg) (millions)	**321.30**	283.00	266.50	236.00	167.10
Load factor					
Overall load factor (%)	**59.60**	55.71	58.60	55.10	51.30
Passenger load factor (%)	**65.09**	61.60	62.40	59.00	58.70
Break-even load factor (based on ATK) (%)	**58.54**	53.80	56.80	51.60	52.70
Yield and costs					
Passenger yield (passenger revenues/passenger kilometres)	**0.55**	0.60	0.61	0.61	0.60
Cargo yield (cargo revenues/cargo tonne-kilometres)	**2.42**	2.20	2.35	2.51	2.54
Average yield (passenger and cargo revenues/ tonne-kilometres)	**4.80**	5.01	5.04	5.29	5.38
Unit cost (operating expenses/ATK)	**2.81**	2.69	2.87	2.73	2.83

* In accordance with Order No. 88 of the Civil Aviation Administration of China ("CAAC"), titled *Measures for the Administration of China's Civil Aviation Statistics*, new statistical standards were implemented with effect from 1 January, 2001. The Group has adjusted the operating data for the corresponding period from 1997 to 2000 according to the new standards. The main differences between the two sets of standards are set forth below:

1. The standard passenger weight has been changed from 75 kg per person to 90 kg per person (luggage weight included). Luggage weight will not be separately calculated;

2. Number of scheduled flights has been changed to number of takeoffs;

3. Any passenger carried on flights which fly international routes will be counted as one domestic passenger and one international passenger; however, any passenger carried on an irregular flight will only be counted once; any cargo carried on flights which fly international routes will be counted as one domestic and one international cargo; however, cargo carried on an irregular flight will only be counted once.




Ye Yigan, *Chairman*

Dear shareholders,

I am pleased to announce the report on the operating results of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended 31 December 2002. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

In 2002, the global economy began to gradually recover. As a result of the Chinese government's active fiscal policies and stable monetary policies, and the further implementation of the policy to stimulate demand in the domestic economy, China successfully realised a stable transition in the first year after its accession to the WTO and the national economy continued to maintain its high rate of growth.

Faced with the increasingly intense competition in the domestic and international air transport market and, in particular, the increased capacity of



From left:
Mr. Xia Xinghua, Director General of CAAC Eastern China Bureau, Mr. Han Zheng, Mayor of Shanghai Municipal Government, Mr. Li Fenghua, President of our company, working together in October 2002 at Pudong International Airport for on-site review of the allocation of flights to Pudong.

foreign airline companies in the China market, the Group proactively adopted a series of measures, which include actively adjusting its capacity structure so as to efficiently allocate passenger and freight capacity in response to market demand, optimising its route network, strengthening flight monitoring capabilities and opening new passenger routes. The Group opened the Beijing-Delhi route, and subsequently the Beijing-Tokyo and Shanghai-Kagoshima routes, thereby increasing competitive advantage on certain international routes. The Group also further developed the transportation market and increased its market share in Shanghai through promoting its "China Eastern Express" service, and launching express transition services on the Shanghai-Hong Kong-Taipei route together with Cathay Pacific Airways. Such services were launched in response to the market demand and attracted and ensured a more stable passenger traffic. In addition, the Group improved its sales network, strengthened its marketing management, upgraded its online ticket reservation and payment system and expanded e-commerce research and development. The Group also expanded its cooperation with foreign companies and established an equity joint venture avionics maintenance service company with Rockwell Collins Avionics of the United States in order to enhance the quality of avionic product maintenance and reduce maintenance costs. The Company actively procured and completed the restructuring of the former Wuhan Airlines Company and in August 2002 established China Eastern Airlines Wuhan Limited. In October 2002, China Eastern Air Holding Company ("CEA Holding") was formally established by merging Eastern Air Group Company ("EA Group") with China Northwest Airlines Company and Yunnan Airlines Company. The establishment of CEA Holding will have a positive effect on the Group's future expansion of air transport operation. As the host of the 58th annual meeting of International Air Transportation Association, the Company provided venue and quality transportation, conference and security services for the annual meeting and won world-wide praises.

In 2002, traffic volume of the Group totalled 2,652 million tonne-kilometres, an increase of 11.7% over the same period in 2001, while revenues from the Group's principal business amounted to RMB12,482 million, an increase of RMB804 million or 6.88% over the same period in 2001. The average aircraft daily utilization was 8.6 hours, a reduction of 0.5 hours from the same period in 2001.

The increase in the revenues from the Group's principal business derived mainly from the Group's operations on international routes. The increase in passenger revenues was due to increase in passenger traffic on the Group's Japanese and Korean routes, and the recovery in market demand on its European and American routes from the events of September 11. The significant increase in the Group's cargo and mail revenues was attributable to the increased volumn of importation and exportation after China's accession to the WTO and the positive effect on the Group's cargo operations by the west coast port strike in the United States in 2002.

In 2002, the Group's total operating costs reached RMB12,242 million, an increase of 8.50% over the same period in 2001. The increase in operating costs was primarily due to the increase in employee salaries, takeoff and landing charges and the deficit resulted from the revaluation of assets conducted by the Company in 2002.

As at 31 December 2002, the Group conducted a revaluation of its assets pursuant to the requirements of IFRS. As a result of the revaluation, the Group recognised a net revaluation surplus of RMB136,902,000 and in the revaluation reserve and a charge to profit and loss account of RMB171,753,000.

In addition, the Group has a significant percentage of Japanese Yen denominated liabilities. Due to the appreciation of the Japanese Yen against the Renminbi in 2002, the Group's financial statements reflect a foreign currency exchange loss of RMB37.52 million for 2002.

In summary, the Group's profits attributable to shareholders were RMB86.37 million for the year ended 31 December 2002, a decrease of 84.06% from the same period in 2001. The decrease was mainly due to the revaluation deficit resulted from the revaluation of assets conducted by the Company as at 31 December 2002. The earnings per share were RMB0.018.



In March 2002, our company provided quality transportation services to members of the National Committee of the Chinese People's Political Consultative Conference (CPPCC). Front: Mr. Wang Liping, Chairman of Shanghai CPPCC.

As at 31 December 2002, the Group had approximately 15,700 employees, most of them worked in China. The compensation of the Group's employees was primarily composed of the basic salary and performance-based bonus. There were no labour disputes between the Group and its employees. The Group did not experience a loss of employees or encounter any difficulties in recruiting new employees.

In January 2001, the Group joined the staff medical benefit scheme introduced by the Shanghai Municipal Government. The Group and each of its employees are required to contribute to such scheme 12% and 2%, respectively, of the basic salaries of the relevant employee. Other than such contribution, the Group does not have other obligations with regard to its employees' medical benefits. The Group believes that the implementation of such medical benefit scheme will not significantly affect the Group's operations and financial condition.

Outlook for the year 2003

The Group would like to caution readers that this report contains, inter alia, some forward-looking statements, such as certain forward-looking statements on the Asian and Chinese economies and aviation markets. These forward-looking statements are subject to numerous uncertainties and risks.

The Company believes that, in general, the global economy will continue to recover, and the domestic economic climate will be positive in 2003. The air transportation market will continue to


方 空 司

Opening Ceremony for China Eastern Wuhan.

offer numerous opportunities and challenges.

The economies of the United States, Japan and European Union will recover at a slow pace due to unstable financial markets, limited space for trade growth and relatively weak consumer demand. The Gulf War II will also significantly affect the global political and economic relations. On the other hand, however, the steady growth of the Chinese economy has brought hopes to global economic recovery. The healthy macro-environment in China provides growth opportunities for the civil aviation industry. The year of 2003 is the first year following the 16th National Congress of the Communist Party of China. Investment and consumer demand will continue to increase rapidly under the Chinese government's continued policy to stimulate domestic demand. The Group's main base of operations, Shanghai, is leading the economy growth in China and rapidly developing into an international economic centre, trade centre, financial centre and air transportation centre. The successful bid of Shanghai to hold Expo 2010 will also inject vigour into its economic development. The increase in import and export, and the volume of business activities and culture exchanges will drive a further boom in the air transportation market. As a result, the Group expect its passenger and freight traffic volume to increase steadily.

With further growth in China's economy and the steady improvement of Chinese people's living standards, tourism has gradually become a fast-growing business. China, with its extensive territory, large population and rich tourist resources, holds potential for the development and growth of air transportation. The Group expects to utilize the opportunities provided by large events, traditional holidays and tourism season and to timely adjust and allocate its transportation capacity in order to increase its traffic volume on all routes, thereby increasing its transportation revenues.

As a result of the expanded reforms and strategic restructuring of China's civil aviation industry, the Group's route network will be further improved. The Group will also increase its capabilities to develop the air transportation market in western China and build up a solid foundation for the Group to face intensified market competition. The current market demand, China's economy and social development, and the Chinese government's macro-economic policies all indicate that competition in the domestic market will become more regulated and in order as a result of the adjustments of the Chinese government's macro-control policies with respect to the aviation market, and the strengthening of regulation over that market.

The Group believes that the operation of its domestic routes will maintain its steady growth trend. The expansion of its fleet and enhanced efficiency will enable the Group to increase flight frequency on domestic and regional routes and increase its market share. The Company believes that demand in the air transportation market will continue to grow in 2003, and the balance between market demand and supply will gradually improve. The Group will formulate a prudent aircraft purchase plan based on market development and the features of its own fleet.

In response to the business environment and aviation market conditions which it will face in 2003, the Company will duly carry out the following tasks to enhance its competitiveness:

1. To strengthen supervision and management and ensure flight safety

Year 2002 was the Company's 9th safe flight year. Again the Company received the highest flight safety award for civil aviation enterprises, the Golden Roc Cup. The Company will continue to strengthen safety administration, expand investment on technology, improve its training program, and raise its current safety standards. In particular, the Company will focus on improving its safety system. In an effort to further enhance the safety administration and realize the real-time monitoring of the entire flight, the Airline Operation Control (AOC) Center will commence operation within this year. In addition, the Company will pay close attention to the development of Gulf War II and terrorism as well as their potential effects on the Company's flight safety. The Company will also adopt effective safety measures in response to the current public security characteristics.

2. To promote creativity in services and build "China Eastern" brand advantage

In the activity "Million Passengers' Appraisal of Civil Aviation", the Group ranked No. 1 for the second year in a row. With the development of the aviation market and the diversification of passenger demand, efforts will be made to continually improve the Company's services. Through the promotion of personalised and friendly services, the services of the Company respond to the most current demand of its customers. The Company will also further expand its tailored "China Eastern Express" services currently provided to its customers on the Shanghai-Beijing and Shanghai-Hong Kong routes. Passengers will be able to enjoy the "China Eastern Express" inter-city services on many other routes. Moreover, the Company will improve its network of domestic tourist routes and will introduce its "one flight" service between cities. Furthermore, the Company will appropriately adjust its flight schedule, improve its on-time arrival rate and enhance services for delayed flights. The Company will also promote ISO9000 international standards certification among all its subsidiaries, branches, and sales and operation offices in order to standardize and unify its standards of service and build positive image of the Company.

3. To monitor real-time market change and appropriately adjust allocation of capacity

In 2003, the Company plans to purchase and put into operation ten Airbus A320 aircraft and three Airbus A340-600 aircraft, and to acquire five Boeing 737-700 and put into operation aircraft under operating leases. To ensure a proper allocation of the added capacity in response to the development of its route network, the Company will:

(1) in terms of capacity allocation, establish a capacity control and direction centre to carry out the overall allocation and centralized management of capacity resources, timely take appropriate measures in response to market changes, and appropriately increase the daily utilization of every model of aircraft in order to generate maximum returns by utilizing limited capacity;

(2) expand the "China Eastern Express" services on more routes between

Shanghai and provincial capitals, and expand coverage in the eastern China market, in particular market share in areas around Shanghai; increase capacity on high earning routes to Hong Kong, Japan, Korea, Southeast Asia and other places, and expand foreign cooperation; continue to provide qualify services on routes to Europe, the United States and Australia in order to increase competitive advantages on long-distance international routes;

(3) improve flight allocation during holidays and festivals, concentrate capacity on high-yielding routes during peak seasons, arrange extra flights and charters as appropriate, and explore new business for financial growth; and

(4) continue to promote the development of the freight business, leverage on the advantages of its advanced flight network, appropriately arrange its routes, develop the freight through-traffic and transit market and increase returns on cargo flights.

4. To standardize and improve operations and enhance sales and marketing efforts

The Company will, through the following measures, promote the comprehensive development of its computer-based sales management system, timely adjust and improve its operations, and expand its marketing channels in response to the challenges presented by the market competition:

(1) to introduce and operate a route earning management system as soon as possible in order to timely monitor changes in market supply and demand, implement a flexible price determination mechanism to quickly respond to market changes, and improve route return rates;

(2) to continue localized sales operations and sales on a contract basis, expand direct sales efforts, build a sales representative team, improve its passenger and freight agent management system, formulate a reasonable sales agent bonus system and further promote compliant and orderly sales practices;

(3) to expand, in line with market changes, its scope of cooperation with foreign carriers by entering into code sharing agreements and special pro rata agreements (SPA) in order to supplement the Company's flight networks;



China Eastern Airlines received the "Million Passenger's Appraisal of Civil Aviation" Award in 2002.
Right: Mr. Liu Shaoyong, Vice Director of CAAC; Left: Mr. Wu Jiuhong, Vice President of our company.

(4) to explore opportunities to enter into business agreements with travel agencies, governmental agencies, institutions and large enterprises in order to expand a wide range of cooperation and develop the "airline ticket + hotel" business; in addition, to increase investment on advertising and establish a good cooperative relationship with the media;

(5) to upgrade its frequent flyer information system, streamline the working process with respect to frequent flyer services in order to satisfy the needs of program members that is increasing rapidly; moreover, to accelerate the upgrade of the frequent flyer points program into a mileage bank program and improve the overall quality of services offered to the China Eastern Airlines Golden Swallow Club members; and

(6) to actively promote the use of electronic tickets. After an in-depth study and analysis of the electronic ticket business model and technology framework, the Company will promote the use of electronic tickets in major cities this year; in addition, to further improve its e-commerce system, and allow the online ticket reservation and payment system, as a modern commerce platform, play a greater role in sales.

5. To strengthen financial management and effectively reduce costs and expenses

The Company believes that, in 2003, aviation fuel prices will fluctuate with great uncertainties. The payments under leases for newly acquired aircraft and accrued depreciation will also result in increased costs and expenses. The Company will implement the following measures:

(1) to implement a comprehensive budget management system, approval and evaluation, strictly control project investment, endeavour to reduce expenditures on controllable expenses, improve the efficient use of funds and establish a rational financial administration model;

(2) to actively explore new financing methods for aircraft so as to reduce the Company's financing costs, closely monitor the fluctuations in fuel prices, enhance aviation fuel risk management and formulate a reasonable plan to mitigate aviation fuel price risks, implement effective control of foreign exchange risk, and gradually realise comprehensive control of the Company's financial risks; and

(3) to strengthen aviation material procurement and storage management, expand cooperation with other companies in maintenance operations, streamline the working process with respect to aviation material operations, and reduce the proportion of working capital spent on aviation materials.


WORLD AIR TRANSPORT SUMMIT
58TH IATA ANNUAL GENERAL MEETING
IATA

Mr. Ye Yigan, Chairman of our company, delivered a speech at the 58th Annual Meeting of IATA.

6. To promote the integration of business cultures and procure certain mergers and reorganizations

In October 2002, EA Group merged with China Northwest Airlines Company ("Northwest Airlines") and Yunnan Airlines Company ("Yunnan Airlines") and formed CEA Holding, which substituted EA Group and became the controlling shareholder of the Company holding approximately 61.64% of its issued share capital. To the knowledge of the Company's Directors, CEA Holding is currently in the process of separating the main assets of Northwest Airlines and Yunnan Airlines from their accessorial assets and integrating certain main aviation assets of the two companies.

After the reorganization, the scale of the Group is expected to expand and its market, routes, fleet and human resources are expected to be optimised to improve the Group's operational environment. It will also allow the Group to establish enhanced domestic and international route networks and increase its share of the domestic market.

On behalf of the Board of Directors, I would like to express my gratitude to all of the shareholders.

Ye Yigan
Chairman







Review of Operations and Management's Discussion and Analysis



Li Feng Hua, President

李丰华

In 2002, the Group operated 228 routes, of which 179 were domestic routes (including 14 routes to Hong Kong) and 49 were international routes (including 7 international cargo routes). The Group operated about 3,130 scheduled flights per week serving a total of 77 domestic and foreign cities. During 2002 the Group purchased four Boeing 737-700 aircraft, and acquired two Airbus A319 aircraft and two Boeing 737-700 aircraft under operating leases. The Group also acquired one Boeing 747 freighter under a short term wet lease. As at 31 December 2002, the Group operated a fleet of 78 aircraft, including 75 passenger jet aircraft with a capacity of over 100 seats and three jet freighters.

Revenues

Our total revenues increased from RMB12,153 million in 2001 to RMB13,079 million in 2002, or 7.62%, due to an increase of RMB492 million in international passenger revenues and an increase of RMB232 million in cargo and mail revenues. These revenues were net of the applicable PRC sales tax and civil aviation infrastructure levies.

Passenger revenues, which accounted for 76.75% of our total revenues in 2002, increased from RMB9,587 million in 2001 to RMB10,038 million in 2002, or 4.70%, reflecting increased revenues from operations on international routes, including continuous revenue increase on Japanese and Korean routes.

Our domestic passenger revenues, which accounted for 46.52% of our passenger revenues, decreased from RMB4,701 million in 2001 to RMB4,670 million in 2002, or 0.67%, primarily because our company significantly lowered average airfares for our domestic flights in 2002. Our domestic passenger load factor increased from 58% in 2001 to 63.11% in 2002. Our revenue passenger-kilometers, or RPK, on domestic routes increased from 7,509 million passenger-Kilometers in 2001 to 8,516 million passenger-Kilometers in 2002, primarily because we expanded our fleet and put six Boeing B737 aircraft and two A319 aircraft into operation on our domestic routes in 2002. However, our domestic passenger yield decreased from RMB0.63 in 2001 to RMB0.55 in 2002 per passenger-kilometer, primarily due to increasing competition in the domestic transportation market, which prompted us to lower average airfares for our flights.

Hong Kong passenger revenues, which accounted for 19.04% of our passenger revenues, decreased from RMB1,921 million in 2001 to RMB1,911 million in 2002, or 0.53%, and our Hong Kong passenger yield decreased from RMB0.95 in 2001 to RMB0.86 in 2002 per passenger-kilometer, due to intensified competition on Hong Kong routes with other airlines and responding reduction in our average airfares for our Hong Kong flights. Hong Kong passenger traffic increased by 10.13% in 2002 over that of 2001 as a result of passengers' preference for our flights due to our competitive prices and improved services. The passenger capacity on our Hong Kong routes increased by 1.12%. Our Hong Kong passenger load factor increased from 56.21% in 2001 to 61.21% in 2002.

International passenger revenues, which accounted for 34.44% of our passenger revenues, increased from RMB2,965 million in 2001 to RMB3,457 million in 2002, or 16.61%. The increase in international passenger revenues was mainly attributable to our increased capacity on our Japanese and Korean routes and our expanded share in the international transportation market. The increase also reflected increased business traffic on our European routes due to stable development in European economy. Passenger traffic on our international routes increased by 17.02% in 2002 over that of 2001. Our international passenger capacity increased by 16.49% in 2002, international passenger load factor increased slightly from 68.61% in 2001 to 68.93% in 2002. However, our international passenger yield decreased slightly from RMB0.47 in 2001 to RMB0.46 in 2002 per passenger-kilometer primarily because our company lowered our average airfare on the Japanese routes in order to maintain our market share, which in turn resulted in a decrease in our international passenger yield since revenues derived from our Japanese routes accounted for 37% of our international passenger revenues.

We generate cargo and mail revenues from the transport of cargo and mail on our designated cargo aircraft as well as from the carriage of cargo and mail on passenger aircraft. Revenues from cargo and mail operations, which accounted for 18.69% of our total revenues, increased from RMB2,092 million in 2001 to RMB2,445 million in 2002, or 16.88%. The increase in cargo revenues was primarily the result of the increase in the volume of importation and exportation after China's accession to the WTO, and the positive effect on our cargo operations by the west coast port strike in the United States. Our revenue freight tonne-kilometres, or RFTK, increased from 950 million tonne-kilometers in 2001 to 1,023 million tonne-kilometers in 2002, or 7.66%, primarily because our company wet leased a B747 aircraft in the second half of 2002 in order to grasp the opportunities provided by increased market demand. Our cargo yield increased from RMB2.20 in 2001 to RMB2.39 in 2002 per cargo tonne-kilometer primarily


中國東方航空

Opening Ceremony for China Eastern Airline's Beijing-Delhi route.

as a result of increased market demand and our responding increase in cargo freights.

Other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading, aircraft cleaning, fueling and ground transportation of cargo and passenger luggage for airlines operating to or from Hong Qiao International Airport and Pudong International Airport. Other operating revenues increased from RMB474 million in 2001 to RMB596 million in 2002, or 25.79 %, which is much higher than the 5% growth rate achieved in 2001. The increase in other operating revenues in 2002 was mainly due to increased volume of importation and exportation after China's accession to the WTO. The increased freight handling fees charged by China Cargo Airlines Limited for its new storage house in Pudong International Airport opened in 2001 also contributed to the increase of our other operating revenues.

Operating Expenses

Our total operating expenses increased from RMB11,278 million in 2001 to RMB12,242 million in 2002, or 8.50%, primarily due to increase in take-off and landing charges, aircraft maintenance expenses, wages, salaries and benefits, as well as office and administration expenses.

Aircraft fuel expenses decreased from RMB2,613 million in 2001 to RMB2,564 million in 2002, or 1.89%. Fuel expenses decreased primarily as a result of decreased fuel prices in 2002. In 2002, the weighted average domestic and international fuel prices paid by our company decreased by approximately 11% and 3%, respectively. The weighted average fuel prices paid by our company decreased about 7%.

Aircraft depreciation and operating lease expenses increased from RMB2,404 million in 2001 to RMB2,455 million in 2002, or 2.15%. Other depreciation and operating lease expenses increased from RMB358 million in 2001 to RMB400 million in 2002, or 11.78%, primarily due to expansion of our fleet.

Take-off and landing charges increased from RMB1,703 million in 2001 to RMB1,988 million in 2002, or 16.73%, primarily due to increased flights and an approximate 5% increase in the average number of take-off and landing, as well as the mandatory increase in the takeoff and landing charges for domestic flights by CAAC, effective September 1, 2002.

Aircraft maintenance expenses increased from RMB967 million in 2001 to RMB1,078 million in 2002, or 11.48%, primarily due to increased number of aircraft subject to overhaul in 2002.

Commission expenses decreased from RMB487 million in 2001 to RMB380 million in 2002, or 22.04%, primarily because revenues received by our company from sales and travel agents for tickets of domestic flights are net of commissions.

Wages, salaries and benefits increased from RMB773 million in 2001, which included a one-time write-back of approximately RMB96 million as a result of the curtailment of our company's obligations to provide medical benefits to retirees, to RMB1,036 million in 2002, or 34.02%. This increase was primarily attributable a 7% increase in the number of our employees in 2002 as a result of the expansion of our fleets and establishment of our Ningbo branch in mid-2001. Moreover, our company increased wage and benefit expenses due to an approximate 6.44% increase in hours flown in 2002, as well as an increase in the average salaries of important employees to maintain stable human resources in a competitive market.

Food and beverage expenses increased from RMB567 million in 2001 to RMB606 million in 2002, or 6.83%, primarily due to our expanded operations and additions of flights as a result of a 11.24% increase in passenger traffic.

Office and administration expenses increased from RMB849 million in 2001 to RMB1,044 million in 2002, or 22.95%. The increase was attributable to an increase in our training expenses in 2002 to prepare for further expansion of our fleet in 2003. It was also due to the expansion in our general operations, including the opening of our local office in Delhi, and increase in expenses relating to our overseas sales. In addition, due to the appreciation of Euro and Japanese yen, the expenses of our overseas offices, if translated into RMB, also increased.

Other operating expenses decreased from RMB562 million in 2001 to RMB520 million in 2002, or 7.51%. Please see note 1 to Financial Highlights. Other operating expenses included provision for obsolescence of flight equipment spare parts, maintenance expenses of other fixed assets, computer and telecommunications expenses and other expenses.

Fixed assets

Our company had approximately RMB20.5 billion of fixed assets as at December 31, 2002, including aircraft and flight equipment with a value of approximately RMB17.8 billion. Fixed assets are initially recognised at cost and are subsequently stated at revalued amount, being its fair value at the date of revaluation less accumulated depreciation.

In view of recent volatility in the global aviation industry and change in market values for aircraft, on December 31, 2002, our company performed a valuation on its the fixed assets pursuant to the requirements of IFRS. As a result of the revaluation, our company recognised a net revaluation surplus of RMB137 million in the revaluation reserve and a charge of RMB172 million to the income statement.

Valuation of fixed assets is based on market conditions and global economic factors which may not be necessary under our company's control. The determination of fair market value requires significant judgment, including judgment on valuations performed by management and/or independent professional valuers.

The revaluation deficit on fixed assets as recognised in 2002 is a non-cash charge and has no impact on our company's cash flows. It is not an indication of any impairment on our company's fleet.

Net Interest Expense and Net Other Income

Net interest expenses decreased from RMB814 million in 2001 to RMB731 million in 2002, or 10.19%. The decrease was mainly due to the decreased principal amount and interests relating to aircraft finance leases as a result of expiration of three aircraft leases in 2002. Net other income increased from RMB128 million in 2001 to RMB226 million in 2002, or 77.40%. Please see note 1 to Financial Highlights. The increase in other income reflects net proceeds from sale of two A310 aircraft in 2002.

Liquidity and Capital Resources

Our company finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. We had cash and cash equivalents as at December 31, 2001 and 2002 of RMB1,331 million and RMB1,945 million, respectively. Net cash provided by operating activities in 2001 and 2002 was RMB2,499 million and RMB2,160 million, respectively. During the last two years, our primary cash requirements had been for additions of and upgrades on aircraft and flight equipment and payments on related indebtedness.

Net cash used in investing activities in 2001 and 2002 was RMB2,554 million and RMB4,543 million, respectively. In 2001 and 2002, payment of advances on aircraft and flight equipment were RMB992 million and RMB2,600 million, respectively, while additions of aircraft and flight equipment were RMB1,024 million and RMB1,004 million, respectively. We financed the additions to our aircraft and flight equipment primarily through lease arrangements, bank loans, and funds generated from operations. Funds generated from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totalled RMB73 million and RMB150 million in 2001 and 2002, respectively. We also received RMB62 million and RMB21 million as return of advances on aircraft and flight equipment in 2001 and 2002, respectively.

Net cash used by our company in financing activities in 2001 was RMB17 million, mainly for repayments of short-term bank loans and finance lease obligations. Net cash generated from financing activities was RMB2,956 million in 2002, primarily from short-term bank loans.

Pursuant to certain of our finance or operating leases, we are required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made under these leases. Pursuant to certain PRC regulations, except for two Boeing B737-700 aircraft under operating leases entered into by our company in 2002, all of our other current leases have been exempted from withholding or similar taxes under Chinese tax regulations. Although we cannot assure that we will be able to obtain any exemption in respect of future leases, the amount of withholding taxes are generally subject to and limited by bilateral taxation treaties.

We generally operate with a working capital deficit. As at December 31, 2002, our current liabilities exceeded our current assets by RMB7,437 million. The increase in working capital deficit in 2002 was the result of increased short-term bank loans. Short-term loans outstanding totalled RMB1,288 million and RMB4,527 million as at December 31, 2001 and 2002, respectively. Long-term loans outstanding totalled RMB5,301 million and RMB6,495 million as at December 31, 2001 and 2002, respectively. Long-term loans payable within two years, from three to five years and beyond five years were RMB2,971 million, RMB2,368 million and RMB1,156 million, respectively, as at December 31, 2002, as compared to RMB917 million, RMB2,518 million and RMB1,866 million, respectively, as at December 31, 2001. The total lease obligations outstanding under our finance leases as at December 31, 2001 and 2002 were RMB9,871 million and RMB8,184 million, respectively. Our lease obligations payable within two years, from three to five years and beyond five years were RMB3,082 million, RMB4,005 million and RMB1,097 million, respectively, as at December 31, 2002, as compared to RMB4,166 million, RMB3,091 million and RMB2,614 million, respectively, as at December 31, 2001. We expect that cash from operations and short-term bank borrowings will be sufficient to meet our operating cash flow requirements, although events that materially affect our operating results can also have a negative impact on liquidity.

We have, and in the future may continue to have, substantial indebtedness. As at December 31, 2001 and 2002, our long-term debt to equity ratio was 2.01 and 1.81, respectively. Please see note 2 to Financial Highlights. The interest expenses associated with these indebtedness might impair our future profitability and cause our earnings to be subject to a higher degree of volatility. Our ability to obtain financing may be affected by our financial position and leverage, as well as by prevailing economic conditions and the cost of financing generally. If we are unable to obtain financing for a significant portion of our capital requirements, our ability to acquire new aircraft or to expand our operations could be impaired.

Capital Expenditures

In 2002, in order to develop our company's operation in the Jiangsu aviation market and to increase the market share of China Eastern Airlines Jiangsu Co., Ltd, or China Eastern Jiangsu, a non-wholly owned subsidiary of our company, in the local market, on December 19, 2002, our company provided financial assistance, upon normal commercial terms, to China Eastern Jiangsu by way of investing an additional RMB400 million cash in China Eastern Jiangsu as capital contribution towards its registered capital. The other two shareholders of China Eastern Jiangsu, i.e., Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management, Co., Ltd., also made their capital contributions in proportion to their respective shareholding interests in China Eastern Jiangsu. The registered capital of China Eastern Jiangsu was thereby increased from US$47 million to RMB1,000 million. The percentage shareholding interests in China Eastern Jiangsu following such increase in its registered capital remained unchanged, with our company, Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management Co. Ltd. holding 55%, 24% and 21%, respectively, of its enlarged registered capital. Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management Co. Ltd. are both third parties independent of our company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them. In addition, in August 2002, our company, jointly with Wuhan Municipal State-owned Assets Management Committee Office and two other independent third parties, established China Eastern Airlines Wuhan Limited and invested RMB240 million in the joint venture. Our company holds 40% equity interest in China Eastern Airlines Wuhan Limited. Our company also invested RMB295 million in May 2002 in an investment holding company, i.e., Shanghai Eastern Airlines Investment Co., Ltd., and holds 98% equity interest. Other major equity investments of our company in 2002 include an additional contribution to the registered capital of Eastern Airlines Industrial Co., Ltd. in the amount of RMB21 million and an acquisition of 45% equity interest in Eastern Airline Advertising Services Co. for RMB15 million.

Our aircraft orders as at December 31, 2002 included commitments to acquire five Boeing B737 aircraft, 20 A320 Airbus aircraft and five A340 Airbus aircraft to be delivered between 2003 and 2005. We expect our capital expenditures for aircraft and related equipment, including deposits, through 2005 to be in aggregate approximately RMB14,544 million, including RMB6,967 million in 2003, RMB3,782 million in 2004, and RMB3,795 million in 2005, in each case subject to contractually stipulated increases of contracts or any increase in certain product indexes. Construction of our facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditure in 2003. We plan to finance our aircraft acquisitions, our investment in the joint ventures and other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

Foreign Currency Transactions

All of our finance lease obligations are denominated in U.S. dollars, Japanese yen or Euro, and certain of our other expenses are denominated in currencies other than Renminbi. We generate foreign currency revenues, including U.S. dollar, Japanese yen, Euro, Korean won, Hong Kong dollar, Singapore dollar, Australian dollar, and Thailand baht revenues from ticket sales made in overseas offices. Our revenues in foreign currencies to some extent hedge against part of our payments in foreign currencies. Our company has designated certain personnel to manage the foreign currency risks relating to other foreign currency obligations, using such methods like forward contract, swap transaction, option and through other derivative financial products to effectively control the interest and exchange rate risks.

Our company adopts Renminbi as its base currency. Therefore all of our assets and liabilities denominated in foreign currencies are translated into Renminbi amount in our financial statements. We adjust the numbers at the end of each fiscal year in accordance with the change in the exchange rates, and recognise the net exchange gains or losses in that period. Changes in certain foreign currency exchange rates in which our revenues or debts are denominated can have a material impact on our financial performance. For example, our net exchange gain was RMB126 million in 2001 due to the depreciation of Japanese yen against Renminbi. However, we had a net exchange loss of RMB38 million in 2002 due to the appreciation of Japanese yen against Renminbi. Our company operates a couple of Japanese routes and has stable revenues in Japanese yen in each year. We believe our revenues denominated in Japanese yen will be sufficient to pay the principal amount and interests of our debts denominated in Japanese yen in each year.




中國東方

The board of directors of the Company (the "Board of Directors") is pleased to present the audited financial report of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002.

Group Activities and Results

The Company is one of the three largest air carriers in the PRC based on tonne-kilometres and number of passengers carried in 2002 and is the primary air carrier serving Shanghai, the largest economic, trading and financial centre of the PRC. The results of the Group for the year ended 31 December 2002 and the financial position of the Company and the Group as at that date, prepared in accordance with International Financial Reporting Standards and PRC Accounting Regulations, are set out in the financial statements.

Details of the Company's principal subsidiaries are set out in note 15 to the financial statements prepared in accordance with International Financial Reporting Standard.

The geographical analysis of the Group's traffic revenue is as follows:

	PRC Accounting Regulations (RMB'000)	IFRS (RMB'000)
Domestic	5,571,650	4,915,877
Hong Kong Special Administrative Region ("Hong Kong")	2,206,336	2,168,286
International	5,612,660	5,398,334
Total	**13,390,646**	**12,482,497**

Dividends

As at 31 December 2002, the Company's accumulative distributable profits were approximately RMB198,158,023.32 based on the financial statements prepared in accordance with the PRC Accounting Regulations. Having considered the Company's cash flow situation and operating needs in 2003, the Board of Directors recommended payment, in respect of the Company's accumulative undistributed profits distributable to its shareholders, of a cash dividend of RMB0.02 per share (including tax) based on an aggregate of 4,866,950,000 shares of the Company as at 31 December 2002. Holders of H shares will receive a dividend in an equivalent amount based on the foreign exchange conversion rate published by the People's Bank of China on the date of the distribution of the cash dividend, representing a total cash dividend payment of RMB97,339,000 (excluding the expenses for the distribution of the above dividend). The balance of the undistributed profits distributable to the shareholders will be carried over to next year. The Company will not convert funds from the common reserve to increase its share capital. The Board of Directors also decided that the above distribution proposal will be submitted to the 2002 Annual General Meeting for approval.

Share Capital Structure

As at 31 December 2002, the share capital structure of the Company was as follows:

	At the beginning of the period (10,000 shares)	Approximate percentage in share capital (%)	Increase/ (Decrease) during this period (10,000 shares)	At the end of the period (10,000 shares)	Approximate percentage in share capital (%)
1. Unlisted Shares					
(a) State-owned legal person shares	300,000	61.64	0	300,000	61.64
2. Listed shares					
(a) H Shares	156,695	32.20	0	156,695	32.20
(b) A Shares	30,000	6.16	0	30,000	6.16
3. Total number of shares	486,695	100	0	486,695	100

Number of Shareholders

As at 31 December 2002, the total number of registered shareholders of the Company was 121,616.

Substantial Shareholders

As at 31 December 2002, the 10 largest shareholders of the Company and their respective shareholding are as follows:

Name	Number of shares held	Shareholding (%)
1. CHINA EASTERN AIR HOLDING COMPANY ("CEA Holding")	3,000,000,000	61.64
2. HKSCC NOMINEES LIMITED	1,457,657,999	29.95
3. PUFENG FUND	7,175,018	0.147
4. HONGYANG FUND	6,036,482	0.124
5. HONGKONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED A/C BR-9	3,000,000	0.0616
6. HANXING FUND	2,994,300	0.0615
7. JINHONG FUND	2,825,000	0.058
8. HSBC NOMINEES (HONGKONG) LIMITED	2,388,000	0.049
9. HSBC NOMINEES (HONGKONG) LIMITED A/C BR-43	2,256,000	0.0464
10. Xihang Technology	2,223,500	0.0457

Except as disclosed above, directors of the Company ("Directors") are not aware of any person (other than the Directors themselves, chief executive, senior management or supervisors ("Supervisors") of the Company) who as at 31 December 2002 was interested in 10% or more of any class of share capital of the Company.

Controlling Shareholder

CEA Holding is the parent company of the Company. It was formed in the PRC on 11 October 2002 through the merger of its core entity, Eastern Air Group Company ("EA Group") (the Company's former controlling shareholder), with China Northwest Airlines Company and China Yunnan Airlines Company. Mr. Ye Yigan is the legal representative of CEA Holding. CEA Holding manages all State-owned assets and State-owned equity of the Company, and of the enterprises invested in by the Company, which are formed by State investment. As at 31 December 2002, the shares of the Company held by the CEA Holding were not pledged.

Acquisitions and Mergers

CEA Holding, a large, State-owned air carrier, was formed on 11 October 2002 through the merger of its core entity, EA Group (the Company's former parent company), with China Northwest Airlines Company and Yunnan Airlines Company. EA Group ceased to exist. With an approximately 61.64% equity interest in the Company, CEA Holding has become its controlling shareholder. For details please see the announcement issued by the Company on 11 October 2002.

On 16 August 2002 the Company entered into a joint venture contract with Wuhan Municipality State-owned Assets Management Committee Office, Shanghai Junyao Aviation Investment Company Limited and Wuhan High-technology Holding Group Company Limited for joint investment in, and the establishment of, China Eastern Airlines Wuhan Limited. For details, please see the announcement issued by the Company on 16 August 2002.

Purchase, Sale or Redemption of Securities

During the year ended 31 December 2002, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its securities (the term "securities" has the meaning ascribed thereto in paragraph 1 of part I of Appendix 7 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")).

Compliance with the Code of Best Practice

The Company has at all times during the year ended 31 December 2002 complied with the "Code of Best Practice" set out in Appendix 14 to the Listing Rules.

Pre-emptive Rights

Under the articles of association of the Company and the PRC laws, no pre-emptive rights exist which require the Company to offer new shares to existing shareholders on a pro rata basis.

Directors, Supervisors, and Senior Management

Names, relevant information of and shares held by the Directors, the Supervisors and senior management of the Company during 2002 and as at the date of this report are as follows:

Name	Position	Age	A shares held by each individual
Ye Yigan	Chairman of the Board of Directors	60	0
Liu Shaoyong	Director	45	0
Wan Mingwu	Director, Vice President	56	0
Cao Jianxiong	Director	44	2,800
Zhong Xiong	Director	57	2,800
Chen Quanxin	Director	61	2,800
Wu Baiwang	Director	60	0
Zhou Ruijin	Independent Non-executive Director	64	0
Gong Haocheng	Independent Non-executive Director	75	0
Hu Honggao	Independent Non-executive Director	49	0
Peter Lok	Independent Non-executive Director	66	0
Li Wenxin	Chairman of the Supervisory Committee	54	0
Ba Shengji	Supervisor	44	2,800
Zhou Rongcai	Supervisor	58	0
Yang Jie	Supervisor	33	0
Liu Jiashun	Supervisor	46	0
Li Fenghua	President	53	0
Wu Yulin	Vice President	54	2,800
Wu Jiuhong	Vice President	51	0
Yang Xu	Vice President	42	0
Fan Ru	Chief Pilot	53	2,800
Luo Weide	Chief Financial Officer	47	0
Luo Zhuping	Secretary of the Board	50	2,800

As at the date of this report, a brief biography in respect of each of the Directors, Supervisors and senior management officers of the Company is as follows:

Mr. Ye Yigan is the incumbent chairman of the Board of Directors. Mr. Ye joined the civil aviation industry in 1965. From 1983, he served as deputy chief engineer of the aircraft repair factory of the CAAC Shanghai Bureau. From 1985, he served as head of the aircraft repair factory of the CAAC Shanghai Bureau. In December 1987 he became deputy head of the CAAC East China Bureau. From 1992, he served as president and deputy party secretary of China Aviation Supplies Corp. From June 1996, he served as head and party secretary of the CAAC East China Bureau. From April 2001 to September 2002, he served as president and party secretary of EA Group. From June 2001 he became chairman of the Board of Directors. In October 2002, he became president of CEA Holding. Mr. Ye graduated from the China Civil Aviation Institute in Tianjin, with a major in aircraft instrument maintenance. He holds the title of Senior Engineer.

Mr. Liu Shaoyong is currently a Director. Mr. Liu joined the civil aviation industry in 1978. From 1993 to 1995 he was deputy fleet leader and subsequently became fleet leader of the Taiyuan fleet of China General Aviation Corporation. From 1995 to 1997 he was deputy president of China General Aviation Corporation and deputy head of the CAAC Shanxi Bureau. From 1997 to 1999 he was president of the Company's Shanxi branch and from 1999 to December 2000 he was director of the CAAC's department of flight standards. From December 2000 to October 2002, he was president and deputy party secretary of the Company. Mr. Liu graduated from the China Civil Aviation Flight Academy. In 1999, he graduated from the graduate school at the Tianjin School of Finance and Economics, majoring in international trade. He holds the title of First Class Pilot.

Mr. Wan Mingwu is currently a Director as well as the Company's party secretary and vice president. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990 he was deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992 he was section chief of the personnel section of China Northern Airlines. From 1992 to 1995 he was deputy party secretary of China Northern Airlines and from 1995 to 2000 he was party secretary of China Northern Airlines. Since December 2000 he has been party secretary and vice president of the Company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate and holds the title of Senior Political Work Instructor.

Mr. Cao Jianxiong is currently a Director. Mr. Cao joined the civil aviation industry in 1982. From 1992, he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In early 1996 he served as an assistant to the president of the Company. From 1997, he served as vice president and chief accountant of the Company. Since December 1999, he has served as vice president of EA Group. Since October 2002, he served as vice president of CEA Holding. Mr. Cao graduated from the Civil Aviation Management Institute with a major in labour economics. Mr. Cao also received a Master's degree in global economics from Eastern China Normal University's Department of International Finance. Mr. Cao holds the title of Economist.

Mr. Zhong Xiong is currently a Director of the Company and chairman of the workers' union of CEA Holding. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was vice president of Transportation Services Company of the CAAC Shanghai Bureau and was president of the sales and transportation department of China Eastern Airlines from 1988 to 1992. From 1992 to April 1995, he was vice president of China Eastern Airlines. From May 1995 to April 2002, Mr. Zhong has been a vice president of the Company. He graduated in 1970 from the English Department of Liaoning Teacher's College and holds the title of Economist.

Mr. Chen Quanxin is currently a Director. Mr. Chen joined the civil aviation industry in 1965. From 1983 to early 1987, he was vice president and from early 1987 to end of 1987, president of Transportation Services Company of the CAAC Shanghai Bureau. From the end of 1987 to 1992, Mr. Chen was chief of the China Eastern Airlines administrative office. From 1992, Mr. Chen served as chairman of the workers' union of China Eastern Airlines. From the end of 1996, he was the chairman of the workers' union of EA Group. From 1997 to 2001, he served as chairman of the workers' union of the Company. Mr. Chen has then retired.

Mr. Wu Baiwang is currently a Director of the Company and party secretary of Guangzhou Baiyuan Airport. Mr. Wu joined the civil aviation industry in 1959 and was deputy fleet leader and subsequently became fleet leader of the 12th Fleet of the CAAC from 1976 to 1984. From 1984 to 1992, Mr. Wu was deputy head and subsequently became head of the CAAC Jilin Bureau. From 1992 to 1995, Mr. Wu was head and party secretary of the CAAC Northeastern Bureau. In September 1995, he became president of China General Aviation Corporation. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

Mr. Zhou Ruijin is currently an independent non-executive director of the Company. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People's Daily. From 1988 to 1993 Mr. Zhou was party secretary and deputy editor-in-chief of the Liberation Daily. From 1994 to 1996 he was deputy editor-in-chief of the People's Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People's Daily. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

Mr. Gong Haocheng is currently an independent non-executive Director of the Company. He is chairman of the supervisory committee of Guotai Junan Securities Co., Ltd., president of the Shanghai Institute of Securities and Futures, and a professor at the Shanghai University of Finance, Shanghai University of Communications and Eastern China College of Law and Politics. From 1984 to 1991, he was assistant branch manager and then branch manager of the Shanghai Branch of the People's Bank of China, and subsequently became head of the Shanghai Bureau of the State Administration of Foreign Exchange. Mr. Gong was involved in the establishment of the Bank of Communications, the Shanghai Stock Exchange and the Shanghai Foreign Exchange Swap Centre.

Mr. Hu Honggao is currently an independent non-executive Director of the Company. He is the vice-dean and professor of law at Fu Dan University School of Law, supervising graduate students majoring in civil and commercial law at Fu Dan University. He also serves as the head of the Civil and Commercial Law Research Centre of Fu Dan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a member of the Legislative Consultation Committee of the Shanghai Municipal Government, vice-chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

Mr. Peter Lok is currently an independent non-executive Director of the Company. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England from 1968 to 1973. In 1982, he became assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became deputy director in 1988, and subsequently became director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996 and has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control of Hong Kong.

Mr. Li Wenxin is currently chairman of the Company's supervisory committee. Mr. Li joined the civil aviation industry in 1970. From 1992 to 1995 he was secretary of the disciplinary committee of China General Aviation Company. From 1995 to 1996 he was deputy party secretary of China General Aviation Corporation. From 1996 to 1998 he was deputy president of China General Aviation Corporation and from February 1998 to June 2002, he assumed the post of party secretary and executive deputy president of the Shanxi branch of the Company. From June 2000 to September 2002, he served as deputy party secretary and secretary of the disciplinary committee of EA Group. Since October 2002, he served as party secretary and vice president of CEA Holding. Mr. Li received university education and is a qualified Senior Political Work Instructor.

Mr. Ba Shengji is currently a Supervisor. Mr. Ba joined the civil aviation industry in 1978. From 1980, Mr. Ba was an accountant at the Department of Finance of the CAAC Shanghai Bureau. From 1988, he served as the section head of the Department of Finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the Department of Finance of China Eastern Airlines. In March 1997, Mr. Ba became the chief officer of the auditing office of the Company. From December 1997 to September 2002, he served as the head of EA Group's auditing department. Since October 2002, he became the head of CEA Holding's auditing department. Since January 2003, he concurrently served as chief of CEA Holding's disciplinary committee's administrative office. Mr. Ba received university education and is a qualified auditor.

Mr. Zhou Rongcai is currently a Supervisor. Mr. Zhou joined the civil aviation industry in 1972. From 1979 to 1987 he was an instructor with the 5th Fleet (3rd Team) of the CAAC. From 1987 to 1992 he was an instructor and a deputy political commissar with the Shanghai Fleet (3rd Team) of China Eastern Airlines. From 1992 to 1996 he was deputy department head of the organization department of China Eastern Airlines and from 1996 to 1997 he was head of the general office of the Company's workers' union. Since 1997 he has been head of the general office and vice chairman of the workers' unions of the Company and EA Group. Since April 2001, he served as the party secretary of Shanghai Eastern Air Catering Co. Ltd.. Mr. Zhou graduated from the Shanghai Air Force Political Academy.

Ms. Yang Jie is currently a Supervisor. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of the Company. From 1998 to 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of the Company. She is currently deputy secretary of the Company's Communist Youth League. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and is a qualified engineer.

Mr. Liu Jiashun is currently a Supervisor. From 1993 to 1999 Mr. Liu was party secretary, deputy president and secretary of the disciplinary committee secretary of China Aviation Fuel Hainan Company, as well as chairman of the board (legal representative) and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also in charge of fuel supply engineering at Haikou's Meilan Airport and served as director of Meilan Airport Co., Ltd. and vice chairman of the board and president of Meilan Industrial Co., Ltd. From 1999 to 2000 he was deputy party secretary of China Aviation Fuel East China Company and he is currently deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu is a former graduate student and has qualifications as a political work instructor.

Mr. Li Fenghua is the president of the Company. Mr. Li joined the civil aviation industry in 1968 and was deputy head and subsequently became head of the 26th Fleet of the CAAC from 1987 to 1992. From 1992 to 1996 he served as vice president and then became president of the Hubei branch of China Southern Airlines (Group). In 1996 he became vice-president of China Southern Airlines Company Limited and vice president of China Southern Airlines (Group). In 2000 he became party secretary and vice president of China Southern Airlines Company Limited. Since October 2002 he has been president of the Company and vice president of CEA Holding. Mr. Li graduated from the China Civil Aviation Senior Aviation School and holds the title of First Class Pilot.

Mr. Wu Yulin is a vice president of the Company. Mr. Wu joined the civil aviation industry in 1966. From 1975 to 1985, he was the deputy head, and from 1985 to

1988, the head, of the 5th Fleet of the CAAC. In 1998, Mr. Wu became the head of China Eastern Airlines' Shanghai Fleet. From 1989 to 1994, Mr. Wu was the deputy chief, and from 1994 to 1995, the chief, of the Aviation Skills and Management Department of China Eastern Airlines. He was the director of China Eastern Airlines' Safety Supervision Department from 1995 to 1997, deputy pilot and chief of the Safety Supervision Department of the Company from 1997 to 1998 and president and party secretary of the Hebei Branch office of the Company from 1998 to 1999. Mr. Wu has been vice president of the Company since December 1999. Mr. Wu graduated from Chinese Civil Aviation School and holds the title of First Class Pilot.

Mr. Wu Jiuhong is a vice president of the Company. Mr. Wu joined the civil aviation industry in 1971. From 1968 to 1971 he served with the 60th division under the 20th army. From 1971 to 1973 he studied aviation machinery at the Civil Aviation College. From 1973 to 1981 he was with the 18th Fleet of the CAAC's 2nd General Fleet. From 1985 to 1988 he served as Communist Youth League secretary and deputy head of the political department of the CAAC's Jiangxi Bureau. From 1988 to 1995 he concurrently served as deputy party secretary and disciplinary committee secretary of the Cabin Service Department of China Eastern Airlines. From 1995 to 1997 he served as head of the Company's publicity department. From 1997 to 2002, he served as party secretary and executive vice president of the Company's Jiangxi branch. Since April 2002 he has been vice president of the Company. Mr. Wu has completed postgraduate studies and is a qualified senior political work instructor.

Mr. Yang Xu is a vice president of the Company. Mr. Yang joined the civil aviation industry in 1982. Mr. Yang was president and party secretary of the overhaul department at the aircraft maintenance base of China Eastern Airlines from 1993 to 1997, the vice president of the aircraft maintenance base of the Company from 1997 to 1998, and president and deputy party secretary of the aircraft maintenance base of the Company from 1998 to 1999. Mr. Yang has been the chief engineer of the Company since December 1999. Since April 2002, he served as vice president of the Company. Mr. Yang graduated from the Nanjing Aviation School with a major in aircraft manufacture and holds the title of Senior Engineer.

Mr. Fan Ru is the chief pilot of the Company. Mr. Fan joined the civil aviation industry in 1968. Mr. Fan was the deputy head of the 5th Fleet of the CAAC from 1985 to 1988, the deputy head of China Eastern Airlines' Shanghai Fleet from 1988 to 1995, the chief of the Aviation Skills and Management Department of the Company from 1995 to 1997 and the deputy pilot and chief of the Aviation Skills and Management Department of the Company from 1997 to 1999. Mr. Fan became the chief pilot of the Company in December 1999. Mr. Fan graduated from the Chinese Civil Aviation School and holds the title of First Class Pilot.

Mr. Luo Weide is the Company's chief accountant and chief financial officer. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1986 to 1991 he successively served as secretary of the general party branch and deputy head of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy president of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and president of Pudong Finance Company. Since 2000 he has been the chief accountant and chief financial officer of the Company. Mr. Luo graduated from the Sino-European International Business School in 1999 with a Master's degree in business administration. He holds the titles of Senior Accountant and Senior Economist.

Mr. Luo Zhuping is the secretary of the Board of Directors and the head of the secretariat of the Board of Directors. Mr. Luo joined the civil aviation industry in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the Board of Directors and the head of the secretariat of the Board of Directors. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master's degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

Changes in Management Personnel

It was resolved at the sixth meeting of the third session of the Board of Directors held on 4 April 2002 that, because of reallocation of responsibilities, Mr. Zhong Xiong ceased to act as vice president of the Company, and Mr. Wu Jiuhong and Mr. Yang Xu were appointed as vice presidents. On the same day, the Board of Directors resolved that Mr. Yang Xu no longer served as Chief Engineer of the Company.

In the eleventh meeting of the third session of the Board of Directors held on 14 October 2002, it was resolved that, because of reallocation of responsibilities, Mr. Liu Shaoyong ceased to act as president of the Company and Mr. Li Fenghua was appointed as president of the Company.

Interests of Directors, Chief Executive, Supervisors and Senior Management in the Share Capital of the Company

Except as disclosed above, none of the Directors, chief executive, Supervisors or senior management of the Company and their associates had, as at 31 December 2002, any interests in any issued shares or debentures of the Company or any associated corporation, or any interests in warrants to subscribe for shares in the Company or any associated corporation or any interests which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which are required to be notified in accordance with the regulations relating to Directors.

In 2002 and as at 31 December 2002, none of the Directors, Supervisors, chief executive, senior management of the Company and/or any of their spouses or children under eighteen year of age were granted any right, and the Company had not made any arrangements enabling any of them, to subscribe for share capital or debt securities of the Company.

Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Interests of Directors and Supervisors in Contracts

Except as disclosed in this report, none of the Directors or Supervisors had a material interest in any contract of significance (the term 'contract of significance' has the meaning ascribed thereto in paragraph 15 of Appendix 16 to the Listing Rules) to which the Company or any of its subsidiaries was a party during the year.

Remuneration of Directors and Supervisors

Details of remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IFRS.

Employees

As at 31 December 2002, the Group had approximately 15,700 employees, a majority of them worked in the PRC.

Medical Insurance

In January 2001, the Group joined the medical insurance scheme promulgated by the Shanghai Municipal Government. The Group and its employees contribute approximately 12% and 2% of the employees basic salaries to the scheme, respectively. The Group has no other obligation for the payment of medical expenses beyond the annual contributions. The Group believes that such scheme will not have significant impact on the operation and the financial aspects of the Group.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2002 are set out in notes 26 to 27 to the financial statements prepared in accordance with IFRS.

Interest Capitalized

Interest capitalized for the Group as calculated in accordance with IFRS for the year ended 31 December 2002 was RMB71.948 million.

Fixed Assets

Movements of fixed assets of the Company and the Group during the year are summarized in note 12 to the financial statements prepared in accordance with IFRS.

Reserves

Details of movements in reserves of the Company and the Group for the year ended 31 December 2002 are set out in note 29 to the financial statements prepared in accordance with IFRS.

Statutory Common Welfare Fund

Details in relation to the statutory common welfare fund, such as the nature and application of and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 29(b) to the financial statements prepared in accordance with IFRS.

Donations

During the year, the Group made donations for charitable purposes amounting to RMB1,860,218.19.

Employees' Retirement Scheme

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 33 to the financial statements prepared in accordance with IFRS.

Major Suppliers and Customers

As at 31 December 2002, the cost of aircraft and related materials from the Group's largest and five largest suppliers accounted for approximately 52.28% and 62.35%, respectively, of the total purchases of the Group. The aggregate percentage of sales attributable to the Group's five largest customers combined accounted for less than 30% of the Group's total sales in 2002.

The largest supplier, Eastern Aviation Import and Export Company, is the wholly-owned subsidiary of CEA Holding. In 2002, the cost of aircraft, related equipments and other purchases from Eastern Aviation Import and Export Company accounted for approximately 52.28% of the Group's total purchases.

One of the five largest suppliers is Shanghai Eastern Air Catering Co. Ltd. ("Eastern Air Catering"), which is 60% owned by CEA Holding. The cost of food and beverages purchased by the Group from Eastern Air Catering in 2002 accounted for approximately 1.79% of the Group's total purchases.

Except as disclosed above, none of the Directors or Supervisors or their associates nor, to the knowledge of the Directors, any shareholder holding 5% or more of the Company's share capital had any interest in any of the above mentioned suppliers and customers.

Material Contracts

Details of material contracts entered into subsequent to the balance sheet date are set out in note 42 to the financial statements prepared in accordance with IFRS.

AGM and Board Meetings

AGM

On 18 June 2002, the Company held its 2001 AGM at Bai Hua Hall, Fourth Floor, 2nd Door, Pine City Hotel, 8 Dong'an Road, Shanghai, The People's Republic of China to discuss various resolutions proposed by the Board of Directors. Ordinary resolutions were passed to approve each of the following matters: the Directors' report, the Supervisory Committee's report, the audit report and final accounts, and the profit appropriation proposal of the Company for the year ended 31 December 2001; the appointment of auditors and the appointment of four independent directors of the Company. Special resolutions were passed to approve the amendment of the Company's articles of association requiring that at least three seats on the Board of Directors be filled by independent directors.

Board Meetings

During 2002 the Company's Board of Directors held 5 regular meetings and 2 ordinary meetings and passed, among others, the following resolutions:

Reviewing and approving the Company's production and business plan and investment proposal for 2002 and the working report of the president of the Company for 2001; approving the acquisition of 20 A320 aircraft over a number of years; approving the adjustment of the depreciation period of the Company's aircraft and engines; approving the sale of the Company's two MD-11F cargo aircraft to China Cargo Airlines Limited; approving the establishment of Shanghai Eastern Aircraft Services Ltd., an equity joint venture with China Aircraft Services Ltd. in which the Company has a 60% interest; reviewing and approving the Company's 2001 audit report and profit appropriation proposal and the draft announcement of its 2001 results; reviewing and approving the proposed accounting estimate policies of the Company; reviewing and approving proposed amendments to the Company's articles of association and deciding on the proposed disclosure of matters concerning the Company's land use rights; deciding to establish the Company's salaries and evaluation committee and deciding to propose the holding of the Company's 2001 AGM; reviewing and approving the Company's first interim report of 2002 and the 2002 forecast profit appropriation proposal; reviewing a motion to propose to the shareholders' meeting to re-appoint Shanghai Zhonghua Certified Public Accountants and PricewaterhouseCoopers Certified Public Accountants as the Company's domestic and international auditors for 2002; reviewing and approving the proposal to nominate Mr. Gong Haocheng, Mr. Hu Honggao, Mr. Peter Lok and Mr. Zhou Ruijin as candidates for independent directorships; reviewing and approving a proposal on matters concerning the establishment of Shanghai Eastern Airlines Investment Co., Ltd.; reviewing and approving the drafts of the Company's 2002 interim report and announcement of interim results; reviewing and approving the proposed amendment of the accounting treatment of the Company's income tax; approving the correction of accounting errors in accordance with PRC accounting regulations and reducing retained profits from previous years; reviewing and approving the drafts of the Company's 3rd quarterly financial report and announcement of the 3rd quarterly report; reviewing and approving the proposed transfers of some members of senior management of the Company; reviewing and approving the Self-Inspection Report on the Establishment of Modern Corporate Systems by Listed Companies; reviewing and approving the proposed establishment of China Eastern Airlines Wuhan Limited; approving the accelerated replacement of the Company's existing B737-200 aircraft; approving the construction of a simple hangar and a twin hangar at Pudong Airport; approving additional investment of RMB400 million in China Eastern Airlines Jiangsu Co., Ltd.; approving the proposed equity joint venture with Collins of the U.S.A., with the Company holding 35% of the equity; approving the proposed real estate purchase by the Company's Thailand office; reviewing and approving the proposed change in the Company's president; approving additional investment of RMB115 million in Shanghai Eastern Flight Training Co., Ltd.; and approving the authorization of the president to examine and approve all matters concerning the establishment of ticketing offices.

Connected Transactions

On 30 January 2002 the Company entered into an Aircraft Transfer Agreement with one of its non-wholly owned subsidiaries, China Cargo Airlines Limited ("CCA") for the sale of the Company's two MD-11F cargo aircraft (with engines) to CCA for a consideration of RMB1,007,608,000. The consideration was paid by CCA, by way of two equal instalments in cash, to the Company on or before 28 February 2002 and 10 March 2002, respectively. The proceeds from such sale are being used by the Company to purchase aircraft with passenger transportation capacity. For details of such connected transaction, please refer to the Company's announcement of 30 January 2002 and the Company's circular dated 28 January 2002.

In order to develop the Company's operation in the Jiangsu aviation market and to increase the market share of China Eastern Airlines Jiangsu Co., Ltd ("China Eastern Jiangsu", a non-wholly owned subsidiary of the Company) in the local market, on 19 December 2002, the Company provided financial assistance, upon normal commercial terms, to China Eastern Jiangsu by way of investing an additional RMB400 million cash in China Eastern Jiangsu as capital contribution towards its registered capital. The other two shareholders of China Eastern Jiangsu (i.e. Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management Co., Ltd.) also made their capital contributions in proportion to their respective shareholding interests in China Eastern Jiangsu. The registered capital of China Eastern Jiangsu was thereby increased from US$47 million to RMB1 billion. The percentage shareholding interests in China Eastern Jiangsu following such increase in its registered capital remained unchanged, with the Company, Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management Co., Ltd. holding 55%, 24% and 21%, respectively, of its enlarged registered capital. Jiangsu Provincial Aviation Industry Group and Jiangsu Guoxin Asset Management Co., Ltd. are both third parties independent of the Company, its subsidiaries or any of their chief executives, directors or substantial shareholders or any associates of any of them.

On 30 December 2002 the Company entered into a Share Transfer Agreement with CEA Holding (the Company's controlling shareholder) for the acquisition from CEA Holding of a 45% equity interest in Eastern Aviation Advertising Services Co. for a consideration of RMB15,761,600. Directors of the Company believe that the acquisition of 45% equity interest in Eastern Aviation Advertising Services Co. is expected to reduce the cost of advertisements and other promotional activities of the Company and enhance the profits to be derived from the Company's investments. For details, please refer to the Company's announcement of 30 December 2002.

As CEA Holding holds approximately 61.64% of the issued share capital of the Company, certain transactions entered into between the Group and CEA Holding and its associates constitute connected transactions for the Company under the Listing Rules.

Details of the Company's continuing connected transactions with the Company's connected persons (the term 'connected person' has the meaning ascribed thereto in the Listing Rules) are set out in note 38 to the financial statements prepared in accordance with International Financial Reporting Standard.

The Company's independent non-executive directors have reviewed such connected transactions during the year 2002 and confirmed that:-

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within China) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the transactions have been entered into either (i) in accordance with the terms of the agreement governing each such connected transaction or (ii) (where there is no such agreement) on terms no less favourable than terms available to third parties.

In respect of each connected transaction disclosed in note 38 to the financial statements prepared in accordance with International Financial Reporting Standard, the Company confirms that its has complied with the relevant requirements under Chapter 14 of the Listing Rules or a waiver from such requirements has been obtained from the Hong Kong Stock Exchange.

Details of the other related party transactions entered by the Group for the year ended 31 December 2002 are set out in note 38 to the financial statements prepared in accordance with International Financial Reporting Standard. These transactions do not constitute connected transactions under the Listing Rules.

Waiver from Compliance with the Listing Rules

Pursuant to Rule 14.04(8) of the Listing Rules, The Stock Exchange of Hong Kong Limited has granted to the Company a waiver from strict compliance with the provisions of Chapter 14 of the Listing Rules, which relates to notifiable transactions, in relation to the acquisition or disposal of aircraft. The major terms of the waiver are summarized as follows:

(a) instead of the normal tests under Chapter 14 of the Listing Rules, the tests for the Company will be made by reference to the Available Tonne Kilometers ("ATKs") for aircraft being acquired or disposed of as compared to the Company's aggregate fleet ATKs;

(b) the proposed test will replace the net asset test and the consideration test only, while the net profit and equity capital issued tests as set out in Chapter 14 of the Listing Rules will continue to apply;

(c) the calculation of ATKs will be as follows:

(i) fleet ATKs will be the aggregate actual ATKs for all aircraft in the Company's fleet for the last financial year as disclosed in the Company's annual report;

(ii) ATKs for aircraft being disposed of will be based on actual ATKs of the aircraft for the previous two financial years; and

(iii) ATKs for aircraft being acquired will be based on the historical operating data for the type of aircraft. Where the aircraft to be acquired is of a new type, the ATKs will be estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry;

(d) the Company's ATKs figure will be disclosed in the Company's annual report and be reviewed by auditors who will confirm on an annual basis that the Company's ATKs are calculated correctly and consistently.

(e) for the purposes of making the test stated in (a) above, all acquisitions and disposals for the last 12 months will be aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction pursuant to the rules set out herein;

(f) the thresholds for classifying a transaction as a discloseable, major or very substantial acquisition will be 33$^1/_3$%, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction);

(g) where the transaction is a discloseable transaction, disclosure will take the form of a press announcement complying with Rule 14.14 of the Listing Rules and details of the transaction will be set out in the Company's annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the provisions of Chapter 14 of the Listing Rules will apply;

(h) an option to acquire aircraft will not be treated as acquisition while the exercise of such an option will be treated as acquisition of an aircraft;

(i) the Company will disclose in its annual reports and interim reports the following information:

(i) regarding future deliveries of aircraft, details of aircraft on order including the number and type; and the years in which such aircraft are scheduled to be delivered;

(ii) the number and type of aircraft which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the report relates; and

(j) should there be any change in control of the Company, The Stock Exchange of Hong Kong Limited will need to reconsider whether the waiver continues to be appropriate.

As at 31 December 2002, the Company's ATKs were 4,366.64 million.

On 16 April 2002, the Company entered into an aircraft purchase agreement with an independent third party, pursuant to which the Company has agreed to acquire twenty A320 Airbus aircraft from such third party for an aggregate consideration of US$800 million to enhance the passenger transportation capacity of the Company's fleet and to strengthen the Company's flight service network in China.

Pursuant to the waiver mentioned above, as the ATKs for the twenty A320 Airbus aircraft being acquired, when aggregated with the ATKs for all aircraft acquired by the Company during the then last 12 months, represented more than 33$^1/_3$% of the Company's aggregate fleet ATKs, the acquisition of such twenty A320 Airbus aircraft and the transaction contemplated under the aircraft purchase agreement constituted a discloseable transaction of the Company and, in accordance with the terms of the waiver mentioned above, was required to be disclosed by way of a press announcement. Details of the acquisition were disclosed in the Company's announcement dated 16 April 2002.

In relation to future deliveries of aircraft, as at 31 December 2002, the following are details of aircraft on order which are scheduled to be delivered:

Type of aircraft	Number of aircraft	Year to be delivered
A320	10	2003
A340-600	3	2003
B737-700	5	2003
A320	5	2004
A340-600	2	2004
A320	5	2005

As at the date of this report, the Directors are not aware of any aircraft which are subject to options exercisable during a period of not less than 12 months from 31 December 2002.

Staff Quarters

Details of the Group's staff quarters are set out in note 34 to the financial statements prepared in accordance with IFRS.

Material Litigation

The Group was not involved in any material litigation or disputes in 2002.

Auditors

PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and Shanghai Zhonghua Certified Public Accountants (registered accountants in the PRC) were the Company's international and domestic auditors in 2002, respectively. A resolution to re-appoint both PricewaterhouseCoopers and Shanghai Zhonghua Certified Public Accountants as the Company's international and domestic auditors, respectively, for the financial year ending 31 December 2003 will be proposed at the forthcoming 2002 AGM.

On behalf of the Board

Ye Yigan
Chairman of the Board

Shanghai, 7 April 2003






45
中國東方航空

Dear Shareholders,

In 2002, the members of the Supervisory Committee of the Company ("Supervisory Committee"), basing themselves on the powers bestowed upon them by the Company Law and the Company's articles of association and their sense of responsibility toward all the shareholders, actively carried out their tasks, faithfully performed their supervisory duties and protected the legitimate rights and interests of the Company and of all the shareholders.

In 2002, the Supervisory Committee held three meetings during which it examined the Company's 2001 financial statement and connected transactions, the Company's 2002 first quarter and interim statements and adopted the Supervisory Committee's 2001 Work Report. All the members of the Supervisory Committee attended every meeting of the Board of Directors held during the year, monitored whether the strategic decisions of the Board were made in accordance with relevant laws, regulations and the Company's articles of association, the long-term development of the Company and the overall interest of all the shareholders, and supervised the Company's financial affairs and the performance by the Company's directors and senior executives of their duties.

During the year, the Company's policy making process was in compliance with the laws, its internal control systems were sound and its operations compliant. The directors and senior executives faithfully performed their duties and diligently and dutifully carried out their work in the greater interests of the Company and ensured that traffic volume and the revenues from the Company's main business continued to increase under safe operating conditions.

The Supervisory Committee has carefully reviewed financial information such as the financial report and the profit distribution scheme to be submitted to the 2002 Annual General Meeting for deliberation, and found no problems with these submissions. After examination, the Supervisory Committee did not discover any acts of insider trading in the Company's purchase or sale of assets, or any actions of the directors, presidents or other senior executives in carrying out their duties that in any way violated laws, regulations, or the articles of association of the Company or were prejudicial to the interests of the Company.

In the new year, the Supervisory Committee will, as in the past, conscientiously exercise and perform the powers bestowed upon it by the Company's articles of association, further strengthen its supervision of the Company's financial affairs and ensure compliant business practices. While stressing efficiency, it will continue to explore monitoring and control mechanisms which are of benefit in protecting and promoting the Company's development.

The Supervisory Committee is extremely grateful for the continuous strong support for its work offered by all the shareholders, directors, staff and workers.

On behalf of
the Supervisory Committee

Li Wenxin
Chairman of the Supervisory Committee

Shanghai, China
7 April 2003

Report of the Independent International Auditors



To the shareholders of China Eastern Airlines Corporation Limited

(established in the People's Republic of China with limited liability)

We have audited the accompanying consolidated balance sheet of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (the "Group") as at 31 December 2002, and the related consolidated income statement, consolidated cash flow statement and consolidated statement of changes in shareholders' equity for the year then ended, and the balance sheet of the Company as at 31 December 2002. These financial statements set out on pages 43 to 100 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Group and the Company as at 31 December 2002, and of the results of the Group's operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 7 April 2003

Consolidated Income Statement

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2002

	Note	2002 RMB'000	2001 RMB'000
Traffic revenues			
Passenger		**10,037,830**	9,586,941
Cargo and mail		**2,444,667**	2,091,669
Other operating revenues		**596,492**	474,198
Turnover	3	**13,078,989**	12,152,808
Other operating income	4	**226,373**	127,608
Operating expenses			
Wages, salaries and benefits	5	**(1,035,853)**	(772,896)
Take-off and landing charges		**(1,987,835)**	(1,702,899)
Aircraft fuel		**(2,563,701)**	(2,613,187)
Food and beverages		**(605,894)**	(567,168)
Aircraft depreciation and operating leases		**(2,455,403)**	(2,403,752)
Other depreciation and operating leases		**(400,291)**	(358,120)
Aircraft maintenance		**(1,077,764)**	(966,750)
Commissions		**(379,674)**	(487,009)
Office and administration		**(1,044,113)**	(849,217)
Revaluation deficit of fixed assets	12(a)	**(171,753)**	–
Other		**(519,614)**	(562,319)
Total operating expenses		**(12,241,895)**	(11,283,317)
Operating profit		**1,063,467**	997,099
Finance costs, net	6	**(731,389)**	(814,375)
Exchange (loss)/gain, net		**(37,518)**	126,313
Share of results of associates before tax	16	**(31,666)**	4,546
Profit before taxation	7	**262,894**	313,583
Taxation	9(a)	**(54,438)**	261,454
Profit after taxation		**208,456**	575,037
Minority interests	32	**(122,087)**	(33,324)
Profit attributable to shareholders		**86,369**	541,713
Basic earnings per share	10	**RMB0.018**	RMB0.111

Consolidated Balance Sheet

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2002

	Note	2002 RMB'000	As restated (Note 2(l)) 2001 RMB'000
Non-current assets			
Fixed assets	12	**20,465,950**	20,222,680
Construction in progress	13	**413,812**	347,406
Lease prepayments	14	**867,368**	856,816
Investments in associates	16	**331,570**	109,527
Goodwill and negative goodwill	17	**40,707**	42,909
Advances on aircraft and flight equipment		**3,227,720**	1,141,576
Other long-term receivables and investments	18	**2,223,768**	1,985,554
Deferred tax assets	30	**569,997**	489,375
Derivative assets	40	**9,891**	5,396
		28,150,783	25,201,239
Current assets			
Flight equipment spare parts less allowance for obsolescence (2002: RMB347,198,000; 2001: RMB314,174,000)		**556,376**	464,833
Trade receivables less allowance for doubtful accounts (2002: RMB69,141,000 ; 2001: RMB59,828,000)	19	**965,226**	785,834
Prepayments and other receivables	20	**815,049**	778,055
Short-term investments	21	**290,000**	-
Short-term deposits with an associate	38(a)(ii)	**94,502**	281,362
Cash and bank balances		**1,889,647**	1,099,630
		4,610,800	3,409,714
Current liabilities			
Trade payables	22	**64,523**	48,117
Sales in advance of carriage		**700,714**	645,626
Other payables and accrued expenses	23	**2,791,033**	2,287,380
Current portion of obligations under finance leases	25	**2,247,059**	1,935,672
Current portion of long-term bank loans	26	**1,261,902**	361,236
Notes payable		**411,250**	-
Tax payable		**44,560**	6,949
Short-term bank loans	27	**4,526,509**	1,287,642
		12,047,550	6,572,622
Net current liabilities		**(7,436,750)**	(3,162,908)
Total assets less current liabilities		**20,714,033**	22,038,331

Consolidated Balance Sheet

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2002

	Note	2002 RMB'000	As restated (Note 2(l)) 2001 RMB'000
Share capital	28	**4,866,950**	4,866,950
Reserves	29	**2,512,153**	2,453,358
Total capital and reserves		**7,379,103**	7,320,308
Minority interests	32	**404,517**	257,205
Non-current liabilities			
Obligations under finance leases	25	**5,936,907**	7,935,679
Long-term bank loans	26	**5,232,729**	4,939,331
Deferred tax liabilities	30	**802,822**	724,216
Accrued aircraft overhaul expenses	24	**243,684**	193,003
Long-term portion of other payable	31	**142,250**	161,448
Post-retirement benefit obligations	33(b)	**528,924**	507,141
Derivative liabilities	40	**43,097**	-
		12,930,413	14,460,818
		20,714,033	22,038,331

These financial statements have been approved for issue by the Board of Directors on 7 April 2003.

Ye Yigan
Director

Wan Mingwu
Director

Balance Sheet

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2002

	Note	2002 RMB'000	As restated (Note 2(l)) 2001 RMB'000
Non-current assets			
Fixed assets	12	**18,581,914**	19,373,619
Construction in progress	13	**109,785**	190,394
Lease prepayments	14	**415,479**	394,383
Investments in subsidiaries	15	**2,020,558**	1,193,174
Investments in associates	16	**361,020**	106,364
Goodwill and negative goodwill	17	**40,707**	42,909
Advances on aircraft and flight equipment		**3,227,720**	1,141,576
Other long-term receivables and investments	18	**2,185,990**	1,944,976
Deferred tax assets	30	**531,520**	470,385
Derivative assets	40	**9,891**	5,396
		27,484,584	24,863,176
Current assets			
Flight equipment spare parts less allowance for obsolescence (2002: RMB339,289,000 ; 2001: RMB305,382,000)		**507,170**	416,276
Trade receivables less allowance for doubtful accounts (2002: RMB65,088,000; 2001: RMB58,875,000)	19	**515,634**	532,516
Prepayments and other receivables	20	**616,194**	682,828
Short-term deposits with an associate	38(a)(ii)	**72,826**	266,741
Cash and bank balances		**797,035**	723,397
		2,508,859	2,621,758
Current liabilities			
Trade payables	22	**50,370**	48,068
Sales in advance of carriage		**558,626**	606,676
Other payables and accrued expenses	23	**2,238,369**	1,953,006
Current portion of obligations under finance leases	25	**2,247,059**	1,935,672
Current portion of long-term bank loans	26	**1,261,902**	361,236
Notes payable		**319,740**	-
Tax payable		**-**	1,755
Short-term bank loans	27	**3,501,509**	982,642
		10,177,575	5,889,055
Net current liabilities		**(7,668,716)**	(3,267,297)
Total assets less current liabilities		**19,815,868**	21,595,879

Balance Sheet

(Prepared in accordance with International Financial Reporting Standards)
As at 31 December 2002

	Note	2002 RMB'000	As restated (Note 2(l)) 2001 RMB'000
Share capital	28	**4,866,950**	4,866,950
Reserves	29	**2,255,962**	2,445,162
Total capital and reserves		**7,122,912**	7,312,112
Non-current liabilities			
Obligations under finance leases	25	**5,936,907**	7,935,679
Long-term bank loans	26	**5,232,729**	4,939,331
Deferred tax liabilities	30	**749,461**	709,048
Accrued aircraft overhaul expenses	24	**137,734**	102,403
Long-term portion of other payable	31	**142,250**	161,448
Post-retirement benefit obligations	33(b)	**450,778**	435,858
Derivative liabilities	40	**43,097**	-
		12,692,956	14,283,767
		19,815,868	21,595,879

These financial statements have been approved for issue by the Board of Directors on 7 April 2003.

Ye Yigan
Director

Wan Mingwu
Director

Consolidated Cash Flow Statement

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2002

	2002 RMB'000	2001 RMB'000
Cash flows from operating activities		
Profit attributable to shareholders	**86,369**	541,713
Adjustments to reconcile profit attributable to shareholders to net cash from operating activities:		
Depreciation of fixed assets	**1,710,811**	1,719,777
Gains on disposals of aircraft and flight equipment	**(115,904)**	(1,866)
Losses on disposals of other fixed assets	**27,129**	10,643
Amortisation of lease prepayments	**20,128**	26,615
Amortisation of bond discount	**(40,358)**	(37,355)
Amortisation of value added tax	**16,017**	15,832
Write back of provision for post-retirement benefits upon curtailment of medical benefits	**-**	(95,975)
Provision for post-retirement benefits	**23,614**	78,953
Amortisation of goodwill and negative goodwill	**2,202**	3,641
Revaluation deficit of fixed assets	**171,753**	-
Foreign exchange losses/(gains)	**52,207**	(122,614)
Share of results of associates after tax	**32,613**	(3,163)
Minority interests	**122,087**	33,324
Movements in:		
Flight equipment spare parts	**(91,543)**	(65,786)
Trade receivables	**(179,392)**	519,734
Prepayments and other receivables	**(176,609)**	(1,060)
Trade payables	**16,406**	(83,784)
Sales in advance of carriage	**55,088**	(90,927)
Other payables and accrued expenses	**346,336**	328,607
Interest accrued on a long-term payable	**10,802**	6,693
Tax payable	**37,611**	14,810
Deferred taxation	**(17,570)**	(267,754)
Long-term portion of accrued aircraft overhaul expenses	**50,681**	(31,302)
	2,074,109	1,957,043
Net cash from operating activities	**2,160,478**	2,498,756

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2002

	Note	2002 RMB'000	2001 RMB'000
Cash flows from investing activities:			
Additions of aircraft and flight equipment		**(1,004,136)**	(1,024,205)
Instalment payment for acquisition of a passenger carriage business		**(30,000)**	(30,000)
Cash acquired from a passenger carriage business		**-**	54,008
Proceeds on disposals of aircraft, flight equipment, other fixed assets and equipment		**149,818**	73,358
Additions of buildings, other fixed assets and equipment		**(206,595)**	(229,703)
Additions of construction in progress		**(287,179)**	(370,647)
Additions of lease prepayments		**(30,680)**	(64,673)
Investments in associates		**(254,656)**	(106,364)
Advances on aircraft and flight equipment		**(2,599,610)**	(991,800)
Repayments of advances on aircraft and flight equipment		**20,722**	61,514
(Increase)/decrease in long-term bank deposits		**(20,992)**	74,358
Purchase of short-term investments		**(290,000)**	-
Net decrease/(increase) in short-term deposits with original maturities over three months		**10,388**	(228)
Net cash used in investing activities		**(4,542,920)**	(2,554,382)
Cash flows from financing activities:			
Repayment of amount due to ultimate holding company		**-**	(15,598)
Short-term bank loans		**6,349,141**	2,037,642
Repayments of short-term bank loans		**(3,110,274)**	(1,350,000)
Long-term bank loans		**2,855,152**	1,305,643
Repayments of long-term bank loans		**(1,661,088)**	(824,284)
Principal repayments of finance lease obligations		**(1,958,143)**	(1,157,179)
Receipts of amounts due under subleases		**-**	84,246
Loans from an associate		**15,000**	50,000
Repayments of loans from an associate		**(15,000)**	(50,000)
Increase in notes payable		**411,250**	-
Dividend paid		**(97,339)**	(97,339)
Advances from minority shareholders		**167,730**	-
Net cash from/(used in) financing activities		**2,956,429**	(16,869)
Net increase/(decrease) in cash and cash equivalents		**573,987**	(72,495)
Cash and cash equivalents at 1 January		**1,330,980**	1,422,891
Exchange adjustment		**39,558**	(19,416)
Cash and cash equivalents at 31 December	35(a)	**1,944,525**	1,330,980

Consolidated Statement of Changes in Shareholders' Equity

(Prepared in accordance with International Financial Reporting Standards)
Year ended 31 December 2002

	Note	Share capital (note 28) RMB'000	Other reserves (note 29) RMB'000	Retained profits (note 29) RMB'000	Total RMB'000
Balance at 1 January 2001					
As previously reported		4,866,950	1,223,227	1,098,847	7,189,024
Adjustment for land use rights	2(l)	–	(318,486)	–	(318,486)
As adjusted		4,866,950	904,741	1,098,847	6,870,538
Net gains/(losses) not recognised in the income statement					
Unrealised gain on cash flow hedges	40	–	5,396	–	5,396
Dividends relating to 2000	11	–	–	(97,339)	(97,339)
Profit attributable to shareholders		–	–	541,713	541,713
Transfer from retained profits to other reserves		–	3,362	(3,362)	–
Balance at 31 December 2001/ 1 January 2002		**4,866,950**	**913,499**	**1,539,859**	**7,320,308**
Net gains/(losses) not recognised in the income statement					
Revaluation surplus of fixed assets, net of tax		–	418,006	–	418,006
Revaluation surplus shared by minority shareholders	32	–	(12,981)	–	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets, net of tax		–	(301,639)	–	(301,639)
Unrealised losses on cash flow hedges	40	–	(33,621)	–	(33,621)
		–	69,765	–	69,765
Dividends relating to 2001	11	–	–	(97,339)	(97,339)
Profit attributable to shareholders		–	–	86,369	86,369
Transfer from retained profits to other reserves		–	21,391	(21,391)	–
Balance at 31 December 2002		**4,866,950**	**1,004,655**	**1,507,498**	**7,379,103**

1. Corporate Information

China Eastern Airlines Corporation Limited (the "Company"), was established in the People's Republic of China ("PRC") as a joint stock company limited by shares on 14 April 1995. The Company was formerly majority owned by Eastern Air Group Company ("EA Group"), which was under the supervision and control of the Civil Aviation Administration of China ("CAAC"). On 11 October 2002, EA Group merged with two other PRC airlines and formed China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise. After the merger, CEA Holding becomes the controlling shareholder of the Company. The Company and its subsidiaries (the "Group") are principally engaged in air transportation businesses.

2. Principal Accounting Policies

(a) Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). In preparing these financial statements, appropriate restatements have been made to the Group's statutory accounts to conform with IFRS.

The consolidated financial statements have been prepared under historical cost convention as modified by the revaluation of fixed assets, short-term investments and derivative financial instruments.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

(b) Group accounting

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December.

2. Principal Accounting Policies (Cont'd)

(a) Group accounting (Cont'd)

(i) Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than 50% of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See note 2(m) for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless it cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

Minority interests represent the interests of outside members in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses.

(ii) Associates

Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

2. Principal Accounting Policies (Cont'd)

(c) Foreign currency translation

The Group maintains its books and records in Renminbi ("RMB"). Transactions in foreign currencies are translated at the applicable rates of exchange prevailing at the dates of the transactions, quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the rates prevailing at the balance sheet date as quoted by the People's Bank of China. Exchange differences are included in the income statement, except when deferred in equity as qualifying cash flow hedges.

(d) Revenue recognition and sales in advance of carriage

Passenger, cargo and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold but unused tickets is included in the current liabilities as sales in advance of carriage.

Revenues from other operating businesses, including income derived from the provision of ground services and commission income are recognised when services are rendered. Commission income includes amounts earned from other carriers in respect of sales made by the Group's agents. The related commission payable to such agents are included as commission expenses in the income statement. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

Revenues are presented net of sales tax and civil aviation infrastructure levies.

Interest income is recognised on a time-proportion basis.

Rental income from subleases is recognised on a straight-line basis over the terms of the respective leases.

(e) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format and geographical as the secondary reporting format.

In respect of the geographical segment, the analysis of turnover and operating profit by geographical segment is based on the following criteria:

2. Principal Accounting Policies (Cont'd)

(s) Segment reporting (Cont'd)

(i) Traffic revenue from domestic services within the PRC (excluding Hong Kong Special Administrative Region ("Hong Kong")) is attributed to the domestic operation. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or overseas markets is attributed to the geographical area in which the relevant overseas origin/destination lies.

(ii) Other operating revenues from ticket handling services, airport ground services and other miscellaneous services are attributed on the basis of where the services are performed.

(t) Retirement benefits

The Group participates in defined contribution retirement schemes regarding pension and medical benefit for employees organised by the municipal governments of respective provinces. The contributions to the schemes are charged to the income statement as and when incurred.

In addition, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activity subsidies as well as other welfare. The cost of providing the aforementioned post-retirement benefits under the Group's defined benefit plan is actuarially determined and recognised over the employees' service period by using the projected unit credit method. Post-retirement benefit expenses recognised in the income statement include, if applicable, current service cost, interest cost, the expected return on plan assets, amortised actuarial gains and losses, the effect of any curtailment or settlement and past service cost.

(u) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill certain return conditions under relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to operating profit over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhaul comprise mainly labour and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the income statement in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to income statement as and when incurred.

[illegible]

[illegible]

All other routine repairs and maintenance costs incurred in restoring such fixed assets to their normal working condition are charged to income statement as incurred.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

[illegible] Government grant

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the fixed assets are included in non-current liabilities as other liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

[illegible] Taxation

The Group provides for taxation on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the Group operates.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

[illegible] Fixed assets

(i) Fixed assets are recognised initially at cost which comprises purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the assets to the condition for their intended use.

2. Principal Accounting Policies (Cont'd)

Fixed assets (Cont'd)

Subsequent to the initial recognition, fixed assets are stated at fair value less accumulated depreciation and accumulated impairment losses. Independent valuations are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where these are materially different from fair value. Increases in the carrying amount arising on revaluation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to the income statement. All other decreases in valuation are charged to the income statement. Any subsequent increases are credited to the income statement up to the amount previously charged.

(ii) Depreciation of fixed assets is calculated on the straight-line method to write off the cost or revalued amount of each asset to their residual value over their estimated useful lives. The annual depreciation charges are calculated as follows:-

Aircraft	- over 20 years to residual value of 5% of cost or revalued amount
Flight equipment	
- Engines	- over 20 years to nil residual value
- Other flight equipment	- over the expected useful lives to residual value of 5% of cost or revalued amount
Buildings	- over the expected useful lives of 15 to 35 years to residual value of 3% of cost or revalued amount
Other fixed assets and equipment	- over 5 to 20 years to residual value of 3% of cost or revalued amount

(iii) Gains and losses on disposals are determined by comparing proceeds with carrying amount and are included in operating profit. When revalued assets are sold, the amounts included in revaluation reserves are transferred to retained earnings.

(iv) The carrying amounts of assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. Recoverable amount is the amount which the Group expects to recover from future use of the asset, including its residual value on disposal. When an impairment has occurred, their carrying amount is reduced to their recoverable amount. The recoverable amount is determined by discounting expected future cash flows to its present value. The amount of reduction to recoverable amount is charged to the income statement.

2. Principal Accounting Policies (Cont'd)

(k) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and plant and equipment pending installation. This includes the costs of construction and acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and put into use.

(l) Lease prepayments

Lease prepayments represent acquisition costs of land use rights less accumulated amortisation. Amortisation is provided over the lease period of land use rights on a straight-line basis.

In 2002, land use rights are presented as operating leases and stated at historical cost less accumulated amortisation. The land use rights, which were revalued as part of the Company's restructuring in 1996 and recorded at valuation as a non-monetary assets in exchange for share capital of the Company, are now stated at historical cost which is nil. Retrospective adjustments have been made to reflect the change in accounting for land use rights. As a result, the shareholders' equity as at 1 January 2001 was reduced by RMB318,486,000 for the unamortised valuation of the land use rights. The effect of this adjustment on the income statements of the relevant years was not material and accordingly no adjustment has been made.

(m) Goodwill and negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate at the date of acquisition. Goodwill is recognised as an asset and amortised by equal annual instalments over its estimated useful economic life up to a maximum of 20 years.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets of the acquired subsidiary or associate over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life of those assets up to a maximum of 20 years; negative goodwill in excess of the fair values of those assets is recognised in the income statement immediately.

At each balance sheet date the Group assesses whether there is any indication of impairment. If such indications exist, an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. A write down is made if the carrying amount exceeds the recoverable amount.

The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

2. Principal Accounting Policies (cont'd)

(r) Advances on aircraft and flight equipment

Advance contract payments to aircraft manufacturers to secure deliveries of aircraft and flight equipment in future years are capitalised along with attributable interests, and transferred to fixed assets upon delivery of the aircraft.

(s) Borrowing costs

Interest attributable to funds used to finance the acquisition of new aircraft and construction of major ground facilities is capitalised as an additional cost of the related asset. Interest is capitalised at the Group's weighted average interest rate on borrowings or, where applicable, the interest rate related to specific borrowings during the period of time that is required to complete and prepare the asset for its intended use.

All other borrowing costs are charged to the income statement in the period in which they are incurred.

(t) Long-term bank deposits

Long-term bank deposits placed to secure future lease obligations are stated at cost and are classified as held-to-maturity financial assets.

(u) Zero coupon bonds

Zero coupon bonds purchased to secure and to settle future lease obligations are stated at acquisition cost plus discount amortised to date and are classified as held-to-maturity securities. The discount thereon is amortised over the period to maturity under the effective interest method and included as interest income in the income statement.

(v) Impairment of long lived assets

Fixed assets and other non-current assets, including goodwill are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

(w) Flight equipment spare parts

Flight equipment spare parts are carried at weighted average cost less allowance for obsolescence and are expensed when used in operations. Allowance for obsolescence is provided for expendable spare parts at rates which depreciate costs, less an estimated residual value, over the estimated useful lives of the related aircraft.

2. Principal Accounting Policies (Cont'd)

(t) Trade receivables

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(u) Short-term investments

Short-term investments are carried at fair value. Realised and unrealised gains or losses arising from the changes in fair value of these investments are recognised in the income statement in the period in which they arise.

(v) Cash and cash equivalents

Cash and short-term highly liquid investments, which are readily convertible into cash and have original maturities of three months or less at the date of acquisition, are classified as cash and cash equivalents. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments.

(w) Frequent flyer programme

The Group estimates the present value of the incremental cost of providing free travel awards entitled by members under a frequent flyer programme when free travel award levels are achieved based on accumulated mileage. The estimated incremental cost is recognised as an expense in the income statement and accrued as a liability in the balance sheet.

As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

(x) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(y) Leases

(i) A Group company is the lessee

Leases of fixed assets where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

2. Principal Accounting Policies (Cont'd)

([illegible]) Leases (Cont'd)

(i) A Group company is the lessee (Cont'd)

Leased assets are depreciated using the straight-line method over their expected useful lives to residual values.

Leases of assets under which a significant portion of the lease risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Lease prepayments for land use rights are recorded at cost and amortised on a straight-line basis over the period of land use rights.

(ii) A Group company is the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets leased out under operating leases are included in fixed assets in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

([illegible]) Derivative financial instruments

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), or (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

Derivative financial instrument that does not qualify for hedge accounting is accounted for as trading instrument and any unrealised gain or loss, being changes in fair value of the derivative, is recognised in the income statement immediately.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged assets or liabilities that are attributable to the hedged risk.

Derivative financial instrument that qualifies for hedge accounting and is designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, is accounted for as follows:-

2. Principal Accounting Policies (Cont'd)

(x) Derivative financial instruments (Cont'd)

(i) the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the income statement in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective part of any gain or loss is recognised in the income statement immediately.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the committed or forecasted transaction ultimately is recognised in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was related in equity is immediately transferred to the income statement.

(ac) Comparatives

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

3. Revenues and Turnover

	Group	
	2002	2001
	RMB'000	RMB'000
Gross turnover	**13,814,709**	12,879,786
Less: Sales tax (note (a))	**(304,558)**	(298,587)
Civil aviation infrastructure levies (note (b))	**(431,162)**	(428,391)
Turnover	**13,078,989**	12,152,808
Rental income from operating subleases of aircraft (note 4)	**110,469**	125,742
Interest income (note 6)	**115,824**	124,419
Total revenues	**13,305,282**	12,402,969

(a) Pursuant to various PRC sales tax rules and regulations, the Group is required to pay PRC sales tax. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC sales tax, the Group's traffic revenues, commission income and ground service income are subject to PRC sales tax levied at rates ranging from 3% to 5%.

(b) The civil aviation infrastructure levies are paid to CAAC, at rates of 5% and 2% respectively for domestic and international/regional traffic revenues.

4. Other Operating Income

	Group	
	2002 **RMB'000**	2001 RMB'000
Gain on disposal of aircraft and engines (note (a))	**115,904**	1,866
Rental income from operating subleases of aircraft	**110,469**	125,742
	226,373	127,608

(a) During the year, the Group disposed of two A310 aircraft (2001: two MD82 engines) to an unrelated third party. These two aircraft were subleased out to another unrelated third party under operating leases before their disposal.

5. Wages, Salaries and Benefits

	Group	
	2002 **RMB'000**	2001 RMB'000
Wages, salaries and allowances	**897,843**	729,996
Contribution under defined contribution retirement schemes (note 33(a))	**98,876**	46,471
Post-retirement benefits (note 33(b)(iii))	**39,134**	92,404
Curtailment of medical benefit previously included in post-retirement benefit obligations	**–**	(95,975)
	1,035,853	772,896
Average number of employees for the year ended	**15,719**	14,852

6. Finance Costs, Net

	Group	
	2002 **RMB'000**	2001 RMB'000
Interest charged on obligations under finance leases	**509,889**	646,288
Interest on bank loans		
– wholly repayable within five years	**174,395**	76,121
– not wholly repayable within five years	**222,702**	268,234
	397,097	344,355
Interest accrued on a long-term payable (note 31)	**10,802**	6,693
Interest on loans from an associate	**1,373**	1,268
Less: amounts capitalised into fixed assets and advances on aircraft and flight equipment	**(71,948)**	(59,810)
	847,213	938,794
Interest income	**(115,824)**	(124,419)
	731,389	814,375

The capitalisation rates range between 4.00% and 6.50% per annum (2001: 6.00% and 6.21% per annum).

7. Profit before Taxation

	Group	
	2002	2001
	RMB'000	RMB'000
Profit before taxation is stated after charging:–		
Depreciation of fixed assets		
– owned assets	**1,070,074**	1,012,847
– assets held under finance leases and for own use	**603,311**	647,020
– assets held under finance leases and subleased out under operating leases	**37,426**	59,910
Operating lease rentals		
– aircraft	**1,025,800**	925,122
– land and buildings	**98,955**	90,358
Amortisation of lease prepayments	**20,128**	26,615
Losses on disposal of other fixed assets	**27,129**	10,643
Amortisation of goodwill and negative goodwill	**2,202**	3,641
Allowances for obsolescence of flight equipment spare parts	**33,024**	21,152
Allowances for doubtful accounts	**41,529**	23,966
Auditors' remuneration	**6,360**	7,187
and after crediting:–		
Government grants received	**(54,810)**	–

8. Emoluments of Directors, Supervisors and Senior Management

(a) Directors' and supervisors' emoluments comprise the following:-

	Group	
	2002	2001
	RMB'000	RMB'000
Emoluments for executive directors		
– Salaries, allowances and benefits in kind	**375**	425
– Bonuses	**82**	112
Emoluments for supervisors		
– Salaries, allowances and benefits in kind	**42**	37
– Bonuses	**13**	8
	512	582

During the year ended 31 December 2002 and 2001, no directors and supervisors waived their emoluments.

8. Emoluments of Directors, Supervisors and Senior Management (Cont'd)

(b) The five highest paid individuals of the Group are as follows:-

	Number of individuals	
	2002	2001
Directors	**2**	2
Non-directors and non-supervisors	**3**	3
	5	5

(c) The emoluments of the five highest paid individuals:-

Two (2001: two) of the Group's five highest paid individuals in 2002 are executive directors whose remunerations are included in the directors' emoluments above. Details of the remuneration of the remaining three (2001: three) highest paid individuals are as follows:-

	Group	
	2002	2001
	RMB'000	RMB'000
Salaries, allowances and benefits in kind	**629**	500
Bonuses	**100**	74
	729	574

During the year ended 31 December 2002, no emoluments were paid by the Group to the directors, supervisors or the five highest paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office (2001: nil).

8. Taxation

(a) Taxation is (charged)/credited to the consolidated income statement as follows:-

	Group	
	2002	2001
	RMB'000	RMB'000
Provision for PRC income tax – current year	**(71,061)**	(4,917)
Deferred taxation (note 30)		
– current year	**17,570**	(38,668)
– adjustment for change in enacted tax rate (note (i))	**–**	306,422
	17,570	267,754
Share of tax attributable to associates (note 16)	**(947)**	(1,383)
	(54,438)	261,454

(i) Under a preferential tax policy in Pudong, Shanghai, the Company is entitled to a reduced income tax rate of 15% with effect from 1 July 2001.

(ii) Two major subsidiaries of the Company, namely China Cargo Airlines Ltd. and China Eastern Airlines Jiangsu Co. Ltd., are subject to a reduced income tax rate of 15% and the standard PRC income tax rate of 33% respectively.

(iii) The difference between the actual taxation (charge)/credit in the consolidated income statement and the amounts which would result from applying the enacted tax rate to consolidated profit before taxation can be reconciled as follows:-

	Group	
	2002	2001
	RMB'000	RMB'000
Profit before tax	**262,894**	313,583
Tax calculated at enacted tax rate of 15%	**(39,434)**	(47,037)
Effect attributable to a subsidiary and associates charged at a tax rate of 33%	**(11,101)**	(14,751)
Adjustments:-		
Effect on deferred taxation brought forward due to the reduction of enacted income tax rate	**–**	306,422
Utilisation of previously unrecognised tax losses of subsidiaries	**36,953**	20,302
Expired tax losses not deductible for tax purposes	**(15,185)**	-
Expenses not deductible for tax purposes	**(15,799)**	-
Unrecognised tax loss of an associate	**(11,347)**	-
Others	**1,475**	(3,482)
Tax (charge)/credit	**(54,438)**	261,454

9. Taxation (Cont'd)

[illegible] The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

[illegible] In accordance with the relevant PRC tax regulations, the operating lease rentals and the interest element of finance leases and bank loans paid/payable to foreign enterprises by the Group is subject to Foreign Enterprise Income Tax of PRC. This tax should be withheld by the Group at the time of payment and paid on behalf of the lessors/lenders. Pursuant to the Circular (2000) No. 2551 issued by the State Tax Bureau, lease payments made by aviation companies to foreign enterprises in respect of lease arrangements entered into prior to 1 September 1999 are exempt from the payment of any withholding tax. Majority of the Group's finance and operating lease arrangements were executed prior to 1 September 1999 and hence are fully exempt from PRC withholding tax. Withholding tax payable in respect of the leases arrangements entered into on or after 1 September 1999 are charged to the income statement as incurred.

10. Basic Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB86,369,000 (2001: RMB541,713,000) and 4,866,950,000 (2001: 4,866,950,000) shares in issue during the year. The Company has no potential dilutive ordinary shares.

11. Dividends

The dividends recognised in the year ended 31 December 2002 represent the final dividend of RMB0.02 per share totalling RMB97,339,000 for the year ended 31 December 2001 proposed by the Board of directors on 8 April 2002 and approved in the Annual General Meeting on 18 June 2002.

On 7 April 2003, the Board of Directors proposed a final dividend of RMB0.02 per share totalling RMB97,339,000 for the year ended 31 December 2002. The financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2003.

12. Fixed Assets

	Group				
	Aircraft and flight equipment				
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other fixed assets and equipment RMB'000	Total RMB'000
Valuation					
At 1 January 2002	11,431,771	12,826,400	1,663,930	1,804,292	27,726,393
Reclassification upon completion of finance lease terms	1,625,958	(1,625,958)	-	-	-
Transfer from construction in progress (note 13)	-	-	124,281	96,492	220,773
Additions	1,622,607	-	29,179	177,416	1,829,202
Revaluation (deficit)/surplus, net	(153,157)	118,306	-	-	(34,851)
Disposals	(386,238)	-	(42,514)	(27,264)	(456,016)
At 31 December 2002	14,140,941	11,318,748	1,774,876	2,050,936	29,285,501
Accumulated depreciation					
At 1 January 2002	3,300,905	3,329,571	184,717	688,520	7,503,713
Reclassification upon completion of finance lease terms	891,447	(891,447)	-	-	-
Charge for the year	788,866	640,737	68,680	212,528	1,710,811
Disposals	(366,926)	-	(4,677)	(23,370)	(394,973)
At 31 December 2002	4,614,292	3,078,861	248,720	877,678	8,819,551
Net book value at 31 December 2002	**9,526,649**	**8,239,887**	**1,526,156**	**1,173,258**	**20,465,950**
Net book value at 31 December 2001	8,130,866	9,496,829	1,479,213	1,115,772	20,222,680

	Company				
Valuation					
At 1 January 2002	11,177,115	12,826,400	1,231,695	1,146,151	26,381,361
Reclassification upon completion of finance lease terms	1,625,958	(1,625,958)	-	-	-
Transfer from construction in progress (note 13)	-	-	45,413	78,894	124,307
Transfer to a subsidiary	(1,405,968)	-	-	-	(1,405,968)
Additions	1,595,828	-	27,911	144,508	1,768,247
Revaluation (deficit)/surplus, net	(204,063)	118,306	-	-	(85,757)
Disposals	(386,238)	-	(30,696)	(16,801)	(433,735)
At 31 December 2002	12,402,632	11,318,748	1,274,323	1,352,752	26,348,455
Accumulated depreciation					
At 1 January 2002	3,122,172	3,329,571	128,344	427,655	7,007,742
Reclassification upon completion of finance lease terms	891,447	(891,447)	-	-	-
Transfer to a subsidiary	(398,360)	-	-	-	(398,360)
Charge for the year	684,997	640,737	49,917	163,677	1,539,328
Disposals	(366,926)	-	-	(15,243)	(382,169)
At 31 December 2002	3,933,330	3,078,861	178,261	576,089	7,766,541
Net book value at 31 December 2002	**8,469,302**	**8,239,887**	**1,096,062**	**776,663**	**18,581,914**
Net book value at 31 December 2001	8,054,943	9,496,829	1,103,351	718,496	19,373,619

12. Fixed Assets (Cont'd)

(c) On 31 December 2002, the Group's fixed assets were revalued by the directors of the Company on a market value or replacement cost basis. As a result of the revaluation, the carrying value of the Group's fixed assets as at 31 December 2002 was reduced by RMB34,851,000. A net revaluation surplus of RMB136,902,000 was credited to the revaluation reserve and a deficit of RMB171,753,000 was charged to the income statement accordingly.

Had the Group's fixed assets been stated at cost less accumulated depreciation and impairment losses as at 31 December 2002, the carrying amounts of fixed assets would have been RMB20,194,500,000 (2001: RMB19,888,539,000).

(d) Certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB 3,272,123,000 (2001: RMB3,459,592,000) as at 31 December 2002 were pledged as collateral under certain loan agreements (see note 26).

(e) Included in the additions of fixed assets of the Group and the Company were capitalised interests of RMB33,377,000 (2001: RMB50,577,000) transferred from construction in progress and advances on aircraft and flight equipment, of which RMB13,362,000 were capitalised during the year ended 31 December 2002 (2001: RMB22,695,000).

13. Construction in Progress

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**347,406**	476,251	**190,394**	408,277
Additions	**287,179**	427,648	**43,698**	315,005
Acquisition of a passenger carriage business	**-**	6,420	**-**	6,420
Interest capitalised	**-**	9,000	**-**	9,000
Transfer to lease prepayments (note 14)	**-**	(370,181)	**-**	(370,181)
Transfer to fixed assets (note 12)	**(220,773)**	(201,732)	**(124,307)**	(178,127)
At 31 December	**413,812**	347,406	**109,785**	190,394

[illegible]

Lease prepayments represent unamortised prepayments for land use rights.

The Group's and the Company's land use rights are located in the PRC and majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2002, majority of these land use rights had remaining terms ranging from 44 to 50 years (2001: from 45 to 49 years) .

Certificates of certain land use rights of the Group with carrying amount of nil as at 31 December 2002 are currently registered under the name of EA Group. The procedures to change the registration of the land use rights certificates with the relevant municipal land bureau are currently being addressed by CEA Holding. Until the completion of these transfer procedures, the Group is unable to assign or pledge these land use rights. However, the Group currently has no need to assign and no intention to pledge these land use rights. In addition, the Group is entitled to lawfully and validly occupy and use these lands for its daily operations in spite of the fact that the procedures of changing the registration of these land use rights have not been fully completed. Accordingly, the directors of the Company do not believe this issue has any material impact on the financial position of the Group.

[illegible]

	Company	
	2002	2001
	RMB'000	RMB'000
Unlisted shares, at cost	**1,378,420**	1,062,900
Amounts due from subsidiaries	**642,138**	130,274
	2,020,558	1,193,174

[illegible] Investments in Subsidiaries (Cont'd)

Particulars of the principal subsidiaries, all of which are limited companies established and operating in the PRC, are as follows:-

Company	Place and date of establishment	Paid-up capital	Attributable equity interest		Principal activities
		RMB'000	**2002**	2001	
China Cargo Airlines Ltd.	PRC 22 July 1998	500,000	**70%**	70%	Provision of cargo carriage services
China Eastern Airlines Jiangsu Co. Ltd.	PRC 3 May 1993	236,579	**55%**	55%	Provision of airline services
Eastern Airlines Industrial Co., Ltd.	PRC 18 March 1998	70,000	**86%**	80%	Provision of hotel services to crew members
Shanghai Eastern Flight Training Co., Ltd.	PRC 18 December 1995	358,000	**95%**	95%	Provision of flight training services
Shanghai Eastern Airlines Investment Co., Ltd.	PRC 8 May 2002	300,000	**98%**	–	Investment holding

[illegible] Investments in Associates

	Group		Company	
	2002 **RMB'000**	2001 RMB'000	**2002** **RMB'000**	2001 RMB'000
Unlisted investment, at cost	**–**	–	**361,020**	106,364
Share of net assets	**272,098**	109,527	**–**	–
Goodwill	**59,472**	–	**–**	–
	331,570	109,527	**361,020**	106,364

16. Investments in Associates (Cont'd)

Movements in investments in associates are as follows:

	Group	
	2002	2001
	RMB'000	RMB'000
At 1 January	**109,527**	–
Cost of investment	**254,656**	106,364
Share of results before tax	**(31,666)**	4,546
Share of tax	**(947)**	(1,383)
At 31 December	**331,570**	109,527

The share of results before tax includes RMB2,586,000 (2001: nil) representing the amortisation charge of goodwill in respect of acquisition of associates.

Particular of the principal associates, all of which are limited companies established and operating in the PRC, are as follows:–

Company	**Place and date of establishment**	**Paid-up capital** RMB'000	**Attributable equity interest** **2002**	2001	**Principal activities**
Eastern Air Group Finance Co., Ltd. ("EAGF")	PRC 6 December 1995	400,000	**25%**	25%	Provision of financial services to companies comprising CEA Holding
China Eastern Airlines Wuhan Company Limited	PRC 16 August 2002	600,000	**40%**	–	Provision of air transportation services
Eastern Aviation Advertising Services Co. ("EAASC")	PRC 4 March 1986	10,000	**45%**	–	Provision of aviation advertising agency services

17. Goodwill and Negative Goodwill

	Group and Company		
	Goodwill RMB'000	Negative Goodwill RMB'000	Total RMB'000
Cost			
At 1 January 2002 and 31 December 2002	113,105	(55,245)	57,860
Accumulated amortisation			
At 1 January 2002	16,965	(2,014)	14,951
Charge for the year	5,656	(3,454)	2,202
At 31 December 2002	22,621	(5,468)	17,153
Net book value at 31 December 2002	90,484	(49,777)	40,707
Net book value at 31 December 2001	96,140	(53,231)	42,909

18. Other Long-term Receivables and Investments

	Group		Company	
	2002 RMB'000	2001 RMB'000	**2002 RMB'000**	2001 RMB'000
Long-term bank deposits (note 25)	**1,463,044**	1,255,005	**1,463,044**	1,255,005
US Treasury zero coupon bonds (note 25)	**542,124**	501,722	**542,124**	501,722
Deposits for aircraft under operating leases	**89,273**	97,370	**69,170**	78,031
Prepaid custom duty and value added tax	**52,501**	63,340	**52,501**	63,340
Prepayments and other long-term receivables	**76,826**	68,117	**59,151**	46,878
	2,223,768	1,985,554	**2,185,990**	1,944,976

Trade Receivables less Allowance for Doubtful Accounts

The credit terms given to trade customers are determined on individual basis, with the credit period ranging from half to three months.

As at 31 December 2002, the aging analysis of the trade receivables were as follows:-

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
Less than 31 days	**555,787**	525,006	**317,705**	363,643
31 to 60 days	**200,702**	91,531	**50,191**	28,720
61 to 90 days	**70,333**	28,384	**39,297**	13,397
Over 90 days	**138,404**	140,913	**108,441**	126,756
	965,226	785,834	**515,634**	532,516

Prepayments and Other Receivables

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
Amounts due from related companies (note 38(a)(i))	**46,159**	35,544	**42,632**	30,454
Discounts on aircraft acquisitions receivable	**78,822**	204,550	**78,822**	204,550
Receivables from provision of ground services	**125,418**	71,465	**68,813**	41,140
Prepaid aircraft operating lease rentals	**111,908**	94,538	**92,881**	75,466
Receivable on aircraft operating lease rentals	**8,034**	33,828	**8,034**	33,828
Advance payment for equity interests	**112,500**	12,500	**112,500**	12,500
Other	**332,208**	325,630	**212,512**	284,890
	815,049	778,055	**616,194**	682,828

Short-term Investments

Short-term investments are valued at market value at the close of business or 31 December by reference to stock exchange quoted bid prices.

Short-term investments are classified as current assets because they are expected to be realised within twelve months of the balance sheet date.

22. Trade Payables

As at 31 December 2002 and 2001, all trade payables were current balances and aged within 30 days.

23. Other Payables and Accrued Expenses

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
Amounts due to related companies (note 38 (a) (i))	**339,133**	369,226	**313,961**	312,821
Accrued operating expenses	**1,241,948**	958,641	**967,536**	835,935
Payable for land use rights	**3,093**	107,624	**–**	66,000
Current portion of accrued aircraft overhaul expenses (note 24)	**304,129**	266,016	**304,129**	256,337
Duties and levies payable	**55,279**	78,727	**47,970**	70,902
Current portion of a long-term payable (note 31)	**30,000**	30,000	**30,000**	30,000
Current portion of post-retirement benefits obligation (note 33(b))	**15,753**	13,922	**15,290**	13,610
Provision for staff housing allowance (note 34)	**80,179**	80,179	**78,198**	78,198
Accrued salaries, wages and benefits	**125,462**	76,592	**114,236**	65,743
Flight equipment purchase payable	**167,390**	147,285	**164,710**	145,196
Amounts due to minority shareholders	**155,486**	–	**–**	–
Other	**273,181**	159,168	**202,339**	78,264
	2,791,033	2,287,380	**2,238,369**	1,953,006

24. Accrued Aircraft Overhaul Expenses

	Group RMB'000	Company RMB'000
At 1 January 2002	**459,019**	358,740
Additional provisions	**124,235**	118,564
Utilised during the year	**(35,441)**	(35,441)
At 31 December 2002	**547,813**	441,863

	Group		Company	
	2002 RMB'000	2001 RMB'000	**2002 RMB'000**	2001 RMB'000
Total accrued aircraft overhaul expenses	**547,813**	459,019	**441,863**	358,740
Less: current portion (note 23)	**(304,129)**	(266,016)	**(304,129)**	(256,337)
Long-term portion	**243,684**	193,003	137,734	102,403

25. Obligations under Finance Leases

At 31 December 2002, the Group and the Company had 19 aircraft (2001: 24 aircraft) under finance leases. Under the terms of the leases, the Group and the Company have the option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

The future minimum lease payments, interest and present value of minimum lease payments which are principally denominated in foreign currencies, under these finance leases as at 31 December 2002 were as follows:-

	Group and Company					
	2002			2001		
	Minimum lease payments RMB'000	**Interest RMB'000**	**Present value of minimum lease payments RMB'000**	Minimum lease payments RMB'000	Interest RMB'000	Present value of minimum lease payments RMB'000
Within one year	**2,733,720**	**486,661**	**2,247,059**	2,522,578	586,906	1,935,672
In the second year	**1,142,846**	**307,758**	**835,088**	2,710,134	479,504	2,230,630
In the third to fifth year inclusive	**4,524,438**	**519,489**	**4,004,949**	3,800,792	709,564	3,091,228
After the fifth year	**1,162,325**	**65,455**	**1,096,870**	2,775,438	161,617	2,613,821
Total	**9,563,329**	**1,379,363**	**8,183,966**	11,808,942	1,937,591	9,871,351
Less: amount repayable within one year	**(2,733,720)**	**(486,661)**	**(2,247,059)**	(2,522,578)	(586,906)	(1,935,672)
Long-term portion	**6,829,609**	**892,702**	**5,936,907**	9,286,364	1,350,685	7,935,679

24. Obligations under Finance Leases (Cont'd)

At 31 December 2002, the Group and the Company had U.S. Treasury zero coupon bonds and long-term bank deposits totalling RMB 2,005,168,000 (2001: RMB1,756,727,000) pledged as securities under certain finance lease arrangements (see note 18). All of these bank deposits and the U.S. Treasury zero coupon bonds will be used to meet future lease obligations as they fall due. The U.S. Treasury zero coupon bonds will mature in February 2004.

In addition, the Group's finance lease obligations are secured by the related aircraft, the relevant insurance policies and bank guarantees.

25. Long-term Bank Loans

	Group and Company	
	2002 RMB'000	2001 RMB'000
Bank loans		
- secured	**2,589,504**	2,850,567
- unsecured	**3,905,127**	2,450,000
Total	**6,494,631**	5,300,567
Less: amount repayable within one year	**(1,261,902)**	(361,236)
Long-term portion	**5,232,729**	4,939,331
The bank loans are repayable as follows:-		
Within one year	**1,261,902**	361,236
In the second year	**1,709,114**	555,719
In the third to fifth year inclusive	**2,367,721**	2,517,957
After the fifth year	**1,155,894**	1,865,655
Total	**6,494,631**	5,300,567

20. Long-term bank loans (Cont'd)

The terms of long-term bank loans can be summarised as follows:-

	Interest rate and final maturities	Group and Company 2002 RMB'000	2001 RMB'000
Renminbi denominated bank loans:			
Loans for construction projects	Fixed interest rate of 6.21% per annum as at 31 December 2002; 7 to 13-year loans with final maturities through to 2012	**800,000**	2,000,000
Loans for the purchases of aircraft	Fixed interest rate of 5.61% per annum as at 31 December 2002; 3- year loan with final maturity in 2003	**250,000**	450,000
		1,050,000	2,450,000
U.S. dollar denominated bank loans:			
Loans for the purchases of aircraft	Fixed interest rates ranging from 6.13% to 8.45% per annum as at 31 December 2002; 10 to 12-year loans with final maturities through to 2008	**5,444,631**	2,850,567
Total long-term bank loans		**6,494,631**	5,300,567

Bank loans totalling RMB2,589,504,000 at 31 December 2002 (2001: RMB2,850,567,000) of the Group and the Company for the purchases of aircraft were secured by the related aircraft (see note 12(b)).

26. Long-term Bank Loans (Cont'd)

Bank loans were guaranteed by the following parties:-

	Group and Company	
	2002	2001
	RMB'000	RMB'000
Renminbi denominated bank loans guaranteed by EA Group	**1,050,000**	2,450,000
U.S. dollar denominated bank loans guaranteed by third parties:		
Export-Import Bank of the United States	**1,488,745**	1,715,004
China Industrial and Commercial Bank	**144,645**	166,393
China Construction Bank	**100,399**	113,480
	2,783,789	4,444,877

27. Short-term Bank Loans

Short-term bank loans of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. The interest rates related to such loans were between 2.06 % and 5.31 % per annum (2001: 4.58% and 5.02% per annum). During the year ended 31 December 2002, the weighted average interest rate on short-term bank loans was 4.39 % per annum (2001: 4.91% per annum).

28. Share Capital

	2002	2001
	RMB'000	RMB'000
Registered, issued and fully paid of RMB1.00 each A share		
State-owned shares held by CEA Holding	**3,000,000**	3,000,000
Shares held by public	**300,000**	300,000
	3,300,000	3,300,000
Overseas listed foreign H shares	**1,566,950**	1,566,950
	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, the A shares held by CEA Holding, employees, the public and H shares are all registered ordinary shares, carrying equal rights.

28. Reserves

	Share premium RMB'000	Statutory common reserve fund (note (a)) RMB'000	Statutory common welfare fund (note (b)) RMB'000	Discretionary common reserve fund (note (c)) RMB'000	Revaluation reserve RMB'000	Capital reserve RMB'000	Hedging reserve (note 40) RMB'000	Retained profits RMB'000	Total RMB'000
Group									
At 1 January 2002									
As previously reported	1,006,455	96,113	96,113	27,908	-	-	5,396	1,539,859	2,771,844
Adjustment for land use rights (note 2(l))	-	-	-	-	-	(318,486)	-	-	(318,486)
As adjusted	1,006,455	96,113	96,113	27,908	-	(318,486)	5,396	1,539,859	2,453,358
Reclassification of revaluation reserve (note (e))	-	-	-	-	401,571	(401,571)	-	-	-
Revaluation surplus of fixed assets									
- gross	-	-	-	-	491,772	-	-	-	491,772
- tax	-	-	-	-	(73,766)	-	-	-	(73,766)
Revaluation surplus after tax shared by minority shareholders	-	-	-	-	(12,981)	-	-	-	(12,981)
Revaluation deficit offset against previous revaluation surplus of fixed assets									
- gross	-	-	-	-	(354,870)	-	-	-	(354,870)
- tax	-	-	-	-	53,231	-	-	-	53,231
Unrealised losses on cashflow hedges (note 40)									
- gross	-	-	-	-	-	-	(38,602)	-	(38,602)
- tax	-	-	-	-	-	-	4,981	-	4,981
Dividends relating to 2001 (note 11)	-	-	-	-	-	-	-	(97,339)	(97,339)
Profit attributable to shareholders	-	-	-	-	-	-	-	86,369	86,369
Transfer from retained profits to reserves (note (d))	-	10,696	10,614	81	-	-	-	(21,391)	-
At 31 December 2002	1,006,455	106,809	106,727	27,989	504,957	(720,057)	(28,225)	1,507,498	2,512,153

28. Reserves (Cont'd)

	Share premium RMB'000	Statutory common reserve fund (note (a)) RMB'000	Statutory common welfare fund (note (b)) RMB'000	Discretionary common reserve fund (note (c)) RMB'000	Revaluation reserve RMB'000	Capital reserve RMB'000	Hedging reserve (note 40) RMB'000	Retained profits RMB'000	Total RMB'000
Company									
At 1 January 2002									
As previously reported	1,006,455	77,214	77,214	27,908	42,881	-	5,396	1,526,580	2,763,648
Adjustment for land use rights (note 2(l))	-	-	-	-	-	(318,486)	-	-	(318,486)
As adjusted	1,006,455	77,214	77,214	27,908	42,881	(318,486)	5,396	1,526,580	2,445,162
Reclassification of revaluation reserve (note (e))	-	-	-	-	401,571	(401,571)	-	-	-
Revaluation surplus of fixed assets									
– gross	-	-	-	-	440,866	-	-	-	440,866
– tax	-	-	-	-	(66,130)	-	-	-	(66,130)
Revaluation deficit offset against previous revaluation surplus of fixed assets									
– gross	-	-	-	-	(354,870)	-	-	-	(354,870)
– tax	-	-	-	-	53,231	-	-	-	53,231
Unrealised losses on cashflow hedges (note 40)									
– gross	-	-	-	-	-	-	(38,602)	-	(38,602)
– tax	-	-	-	-	-	-	4,981	-	4,981
Dividends relating to 2001 (note 11)	-	-	-	-	-	-	-	(97,339)	(97,339)
Loss for the year	-	-	-	-	-	-	-	(131,337)	(131,337)
At 31 December 2002	1,006,455	77,214	77,214	27,908	517,549	(720,057)	(28,225)	1,297,904	2,255,962

[illegible]

	Share premium RMB'000	Statutory common reserve fund (note (a)) RMB'000	Statutory common welfare fund (note (b)) RMB'000	Discretionary common reserve fund (note (c)) RMB'000	Revaluation reserve RMB'000	Capital reserve RMB'000	Hedging reserve (note 40) RMB'000	Retained profits RMB'000	Total RMB'000
Group									
At 1 January 2001									
As previously reported	1,006,455	94,432	94,432	27,908	-	-	-	1,098,847	2,322,074
Adjustment for land use rights (note 2(l))	-	-	-	-	-	(318,486)	-	-	(318,486)
As adjusted	1,006,455	94,432	94,432	27,908	-	(318,486)	-	1,098,847	2,003,588
Unrealised gain on cash flow hedges	-	-	-	-	-	-	5,396	-	5,396
Dividends relating to 2000 (note 11)	-	-	-	-	-	-	-	(97,339)	(97,339)
Profit attributable to shareholders	-	-	-	-	-	-	-	541,713	541,713
Transfer from retained profits to reserves (note (d))	-	1,681	1,681	-	-	-	-	(3,362)	-
At 31 December 2001	1,006,455	96,113	96,113	27,908	-	(318,486)	5,396	1,539,859	2,453,358
Company									
At 1 January 2001									
As previously reported	1,006,455	77,214	77,214	27,908	42,881	-	-	1,153,491	2,385,163
Adjustment for land use rights (note 2(l))	-	-	-	-	-	(318,486)	-	-	(318,486)
As adjusted	1,006,455	77,214	77,214	27,908	42,881	(318,486)	-	1,153,491	2,066,677
Unrealised gain on cash flow hedges	-	-	-	-	-	-	5,396	-	5,396
Dividends relating to 2000 (note 11)	-	-	-	-	-	-	-	(97,339)	(97,339)
Profit for the year	-	-	-	-	-	-	-	470,428	470,428
At 31 December 2001	1,006,455	77,214	77,214	27,908	42,881	(318,486)	5,396	1,526,580	2,445,162



Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

Statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation.

The Company is allowed to transfer 5% of the profit attributable to shareholders as determined under the PRC Accounting Regulations, to discretionary common welfare fund. The transfer to this fund is subject to the approval by shareholders at meetings.

For the year ended 31 December 2002, under the PRC Accounting Regulations, the Company recorded a profit attributable to shareholders which had been applied to make good previous years' losses. Accordingly, no profit appropriation has been made for the year ended 31 December 2002. Transfer from retained profits to reserves for the year represents the profit appropriation to reserves of a subsidiary of the Company.

Fixed assets of the Group as at 30 June 1996 were revalued as part of the restructuring of the Group, which resulted in a revaluation surplus that formed part of the Company's share capital. The reclassification of the revaluation reserve out of capital reserve has been made in 2002 by reducing "capital reserve" and increasing "revaluation reserve". This change has been done to better present the total amount of revaluation reserve that the Company has since its formation. The revaluation surplus recognised during the restructuring was partially utilised to offset against the revaluation deficit of the same assets arising in 2002 (refer to 12(a)). Additional valuation surplus arising in 2002 was credited to the revaluation reserve.

32. Deferred taxation

As at 31 December 2002, the deferred tax assets/(liabilities) were made up of taxation effects of the followings:-

				Restated (Note 2(l))		
		2002			2001	
	Current	**Non-current**	**Total**	Current	Non-current	Total
	RMB'000	**RMB'000**	**RMB'000**	RMB'000	RMB'000	RMB'000
Group						
Deferred tax assets:-						
Tax losses carried forward	-	**174,472**	**174,472**	-	141,348	141,348
Provision for obsolete flight equipment and spare parts	-	**32,608**	**32,608**	-	32,008	32,008
Repair cost on flight equipment	-	**203,265**	**203,265**	-	168,877	168,877
Provision for post-retirement benefits	**2,363**	**82,417**	**84,780**	2,088	77,870	79,958
Provision for staff housing benefits	**12,384**	-	**12,384**	12,384	-	12,384
Other accrued expenses	**57,507**	**4,981**	**62,488**	93,056	-	93,056
	72,254	**497,743**	**569,997**	107,528	420,103	527,631
Less: unrecognised assets	-	-	-	-	(38,256)	(38,256)
	72,254	**497,743**	**569,997**	107,528	381,847	489,375
Deferred tax liabilities:-						
Provision for overhaul	-	**(125,887)**	**(125,887)**	-	(113,161)	(113,161)
Depreciation and amortisation	-	**(665,083)**	**(665,083)**	-	(597,335)	(597,335)
Others	-	**(11,852)**	**(11,852)**	-	(13,720)	(13,720)
	-	**(802,822)**	**(802,822)**	-	(724,216)	(724,216)
Deferred tax assets/(liabilities), net	**72,254**	**(305,079)**	**(232,825)**	107,528	(342,369)	(234,841)
Company						
Deferred tax assets:-						
Tax losses carried forward	-	**174,472**	**174,472**	-	119,703	119,703
Provision for obsolete flight equipment and spare parts	-	**35,588**	**35,588**	-	37,133	37,133
Repair cost on flight equipment	-	**204,297**	**204,297**	-	170,980	170,980
Provision for post-retirement benefits	**2,294**	**74,952**	**77,246**	2,088	55,460	57,548
Provision for staff housing benefits	**11,730**	-	**11,730**	11,730	-	11,730
Other accrued expenses	**23,206**	**4,981**	**28,187**	73,291	-	73,291
	37,230	**494,290**	**531,520**	87,109	383,276	470,385
Deferred tax liabilities:-						
Provision for overhaul	-	**(90,735)**	**(90,735)**	-	(100,485)	(100,485)
Depreciation and amortisation	-	**(646,874)**	**(646,874)**	-	(594,843)	(594,843)
Others	-	**(11,852)**	**(11,852)**	-	(13,720)	(13,720)
	-	**(749,461)**	**(749,461)**	-	(709,048)	(709,048)
Deferred tax assets/(liabilities), net	**37,230**	**(255,171)**	**(217,941)**	87,109	(325,772)	(238,663)

30. Deferred taxation (cont'd)

Movement in net deferred taxation liability is as follows:-

	Group		Company	
		As restated (Note 2(l))		As restated (Note 2(l))
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**234,841**	502,595	**238,663**	505,570
(Credited)/charged to income statement				
– current year (note 9(a))	**(17,570)**	38,668	**(28,640)**	39,515
– adjustment for change in enacted tax rate	**–**	(306,422)	**–**	(306,422)
Charged/(credited) to equity				
– net surplus on revaluation	**20,535**	–	**12,899**	–
– unrecognised losses on cash flow hedges	**(4,981)**	–	**(4,981)**	–
At 31 December	**232,825**	234,841	**217,941**	238,663

31. Long-term payable

	Group and Company	
	2002	2001
	RMB'000	RMB'000
At 1 January	**191,448**	–
Purchase consideration on acquisition of a passenger carriage business	**–**	270,000
Less: Interest element	**–**	(55,245)
Net present value at time of acquisition	–	214,755
Less: instalments paid during the year	**(30,000)**	(30,000)
	161,448	184,755
Interest accrued during the year (note 6)	**10,802**	6,693
At 31 December	**172,250**	191,448
Less: Current portion (note 23)	**(30,000)**	(30,000)
Long-term portion	**142,250**	161,448

	Group	
	2002	2001
	RMB'000	RMB'000
At January	**257,205**	223,881
Contributions from minority shareholders	**12,244**	-
Share of profits of subsidiaries	**122,087**	33,324
Share of revaluation surplus	**12,981**	-
At 31 December	**404,517**	257,205

(i) Pension

Substantially all of the Group employees are eligible to participate in the Group's retirement schemes. The Group participates in defined contribution retirement schemes organised by the municipal governments of the various provinces in which the Group operates. The Group is required to make annual contributions to the schemes at a rate of 13% of salary costs including certain allowances calculated in the prior year. Employees contribute approximately 6% of their basic salary. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2002, the Group's pension cost charged to the income statement amounted to RMB82,876,000 (2001: RMB28,471,000).

(ii) Medical insurance

In 1998, the State Council announced that each municipal government should introduce a medical insurance scheme for employees and retirees of all enterprises, of which the detailed policies and regulations were to be set out by individual municipal government.

In the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations of its medical insurance scheme. In January 2001, the Group joined this scheme under which the Group and its employees contribute approximately 12% and 2% of the employee's basic salaries to the scheme respectively. The Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2002, the Group's medical insurance contribution charged to the income statement amounted to approximately RMB16,000,000 (2001: RMB18,000,000).

[illegible]

[illegible]

In addition to the above retirement schemes, the Group provides retirees with post-retirement benefits including retirement subsidies, transportation subsidies, social function activities subsidies as well as other welfare. The expected cost of providing these post-retirement benefits is actuarially determined and recognised by using the projected unit credit method, which involves a number of assumptions and estimates including the rate of inflation, discount rate, employees' turnover ratio as well as mortality rate. The transitional obligation arising from the first adoption of International Accounting Standard ("IAS") 19 (Revised) "Employee Benefits" in 1997 has been recognised on a straight-line basis over a period of five years.

(i) As at 31 December 2002, the post-retirement benefit obligations recognised in the balance sheets of the Group and the Company were as follows:-

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
Present value of unfunded post-retirement benefit obligations	**538,794**	534,514	**462,272**	462,434
Unrecognised actuarial gains	**21,403**	–	**18,462**	–
	560,197	534,514	**480,734**	462,434
Payments made in the year	**(15,520)**	(13,451)	**(14,666)**	(12,966)
Post-retirement benefit obligations	**544,677**	521,063	**466,068**	449,468
Less: current portion (note 23)	**(15,753)**	(13,922)	**(15,290)**	(13,610)
Post-retirement benefit obligations – long-term portion	**528,924**	507,141	**450,778**	435,858

(ii) Changes in post-retirement benefit obligations are as follows:-

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**521,063**	538,085	**449,468**	477,357
Curtailment of medical benefit (note 5)	**–**	(95,975)	**–**	(82,485)
Current service cost	**13,081**	18,445	**11,148**	15,852
Interest on obligation	**26,053**	31,129	**22,204**	26,754
Transitional obligation recognised in the year	**–**	42,830	**–**	42,830
Payments made in the year	**(15,520)**	(13,451)	**(14,666)**	(12,966)
Transfer to subsidiaries	**–**	–	**(2,086)**	(17,874)
At 31 December	**544,677**	521,063	**466,068**	449,468

(iii) The costs of post-retirement benefits were recognised under wages, salaries and benefits in the consolidated income statement for the year as follows:-

	Group	
	2002	2001
	RMB'000	RMB'000
Current service cost	**13,081**	18,445
Interest on obligation	**26,053**	31,129
Transitional obligation recognised in the year	**–**	42,830
Total (note 5)	**39,134**	92,404

(iv) Principal actuarial assumptions at the balance sheet date are as follows:-

	2002	2001
Discount rate	**5.00%**	7.00%
Annual rate of increase of per capita benefit payment	**1.50%**	3.50%
Employees turnover rate	**3.00%**	1.80%

In 1998 and 2000, the State Council of the PRC issued circulars stipulating that distribution of quarters to employees at discounted prices should be withdrawn and cash allowance should be made to employees thereafter. Eligible staff who have not been allocated with any quarters or who have not been allocated with a quarter up to the minimum area as set out by the government are entitled to an one-off cash allowance. However, the specific timetable and procedures of implementation of these policies are to be determined by individual provincial or municipal government based on the particular situation of the province or municipality. Certain provincial governments have already set out the implementation procedures while Shanghai Municipal Government is yet to announce such details. With reference to policies already set out by certain provincial governments, the Company's directors estimated a provision of approximately RMB80,179,000 which was included in other payables in the Group's consolidated balance sheet as at 31 December 2002 (2001: RMB80,179,000).

31. Notes to the Consolidated Cash Flow Statement

(a) Analysis of the balances of cash and cash equivalents

	2002 RMB'000	2001 RMB'000
Cash and bank balances	**1,889,647**	1,099,630
Short-term deposits with an associate	**94,502**	281,362
Less: short-term deposits with original maturities over three months	**(39,624)**	(50,012)
	1,944,525	1,330,980

(b) Supplementary information

	2002 RMB'000	2001 RMB'000
Interest received, net of amortisation of bond discount	**75,466**	87,064
Interest paid, net of amount capitalised	**847,213**	936,751
Income tax paid	**33,683**	9,893
Investing activities not affecting cash:		
Discounts on aircraft acquisition used for purchases of flight equipment and spare parts	**125,728**	8,872
Financing activities not affecting cash:		
Dividend payable to ultimate holding company set off against loan to ultimate holding company	**–**	60,050

[illegible]. Commitments and Contingent Liabilities

(a) Capital commitments

As at 31 December 2002, the Group and the Company had the following capital commitments:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	RMB'000	**RMB'000**	RMB'000
Authorised and contracted for:				
- Aircraft and related equipment	**14,543,622**	9,186,803	**14,543,622**	9,186,803
- Additional investment in subsidiaries	**-**	-	**517,183**	-
- Other	**176,810**	437,820	**57,380**	87,820
	14,720,432	9,624,623	**15,118,185**	9,274,623
Authorised but not contracted for:				
- Aircraft and related equipment	**830,000**	-	**-**	-
- Other	**2,984,270**	980,289	**2,984,050**	1,348,071
	3,814,270	980,289	**2,984,050**	1,348,071
	18,534,702	10,604,912	**18,102,235**	10,622,694

The above commitments mainly include amounts for acquisition of twenty A-320 and five A-340 aircraft (2001: ten B737 and five A-340 aircraft) for delivery between 2003 and 2005 (2001: 2002 and 2004).

Contracted expenditures for the above aircraft and related equipment, including deposits prior to delivery, subject to an inflation increase built in the contracts and any discounts available upon delivery of the aircraft, were expected to be paid as follows:-

	Group and Company
	2002
	RMB'000
2003	**6,966,689**
2004	**3,781,882**
2005	**3,795,051**
	14,543,622

As at 31 December 2002, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:-

	2002		2001	
	Aircraft and flight equipment RMB'000	**Land and buildings RMB'000**	Aircraft and flight equipment RMB'000	Land and buildings RMB'000
Group				
Within one year	**1,048,361**	**46,366**	1,013,629	40,462
In the second year	**837,456**	**15,272**	1,373,539	16,756
In the third to fifth year inclusive	**2,144,350**	**19,915**	3,430,504	30,638
After the fifth year	**1,938,362**	**10,436**	4,890,768	14,090
	5,968,529	**91,989**	10,708,440	101,946
Company				
Within one year	**854,673**	**42,742**	819,957	38,206
In the second year	**643,767**	**12,959**	1,178,866	16,171
In the third to fifth year inclusive	**1,563,284**	**19,735**	2,849,487	30,339
After the fifth year	**143,515**	**10,436**	4,032,137	14,090
	3,205,239	**85,872**	8,880,447	98,806

In May 2001, the Group entered into an agreement with General Electric ("GE"), an unrelated third party, to obtain a 30% interest in GE Engine Services (Xiamen) Co., Ltd. ("GE Xiamen") at a consideration of US$3.6 million. The Group is not required to settle the consideration immediately and the ownership of the 30% interest in GE Xiamen is conditional upon the Group's fulfilment of a commitment to deliver to GE Xiamen annually a specified percentage of its CFM 56 engines for repair services for a period of 10 years. The Group will be entitled to dividends from GE Xiamen and the dividends received will be used to set off against the consideration payable to GE if this commitment is fulfilled. In 2002, the Group has fulfilled the required commitment for the current year, no dividend however has been declared by GE Xiamen for 2002.

As at 31 December 2002, the Group had provided a guarantee to a bank in respect of bank facilities granted to Nanjing Lu Kou International Airport Company ("Lu Kou Airport"), a third party, amounting to RMB150,000,000 (2001: RMB150,000,000), with a final maturity to 20 October 2004.

[illegible]

[illegible]

The Group operates in one business segment which is the common carriage of passengers, cargo and mail over various routes authorised by CAAC.

[illegible]

The Group's turnover and operating profit by geographical segments are analysed as follows:

	Domestic RMB'000	Hong Kong RMB'000	Japan RMB'000	Other countries(*) RMB'000	Total RMB'000
2002					
Traffic revenues					
– Passenger	4,669,731	1,911,016	1,279,083	2,178,000	10,037,830
– Cargo and mail	246,146	257,270	535,915	1,405,336	2,444,667
	4,915,877	2,168,286	1,814,998	3,583,336	12,482,497
Other operating revenues	563,904	-	10,957	21,631	596,492
Turnover	5,479,781	2,168,286	1,825,955	3,604,967	13,078,989
Segment results	(95,766)	448,359	503,628	152,626	1,008,847
Unallocated income (note 4)					226,373
Unallocated costs (note 12(a))					(171,753)
Operating profit					1,063,467
2001					
Traffic revenues					
– Passenger	4,701,198	1,921,148	1,145,183	1,819,412	9,586,941
– Cargo and mail	286,288	224,584	429,788	1,151,009	2,091,669
	4,987,486	2,145,732	1,574,971	2,970,421	11,678,610
Other operating revenues	447,636	-	9,204	17,358	474,198
Turnover	5,435,122	2,145,732	1,584,175	2,987,779	12,152,808
Segment results	70,175	484,817	367,602	(53,103)	869,491
Unallocated income (note 4)					127,608
Operating profit					997,099

* *include U.S., Europe and other Asian countries*

The major revenue-earning assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group's aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

38. Related Party Transactions

([illegible]) *Balances with related companies*

(i) Amounts due from/to related companies

Amounts due from/to related companies arising from trading activities are unsecured, interest free and with no fixed terms of repayment. As at 31 December 2002, such balances mainly included the following:-

CAAC

Balances with CAAC comprised civil aviation infrastructure levies payable to CAAC.

Eastern Aviation Import and Export Company ("EAIEC")

Balances with EAIEC, a fellow subsidiary, comprised prepayments as well as purchases of flight equipment and flight equipment spare parts payable to EAIEC.

(ii) Short-term deposits with an associate

The Group and the Company have short-term deposits of RMB94,502,000 and RMB72,826,000 (2001: RMB281,362,000 and RMB266,741,000) respectively placed with EAGF, an associate. The short-term deposits yield interest at an average rate of 0.72% per annum (2001: 0.99% per annum).

([illegible]) *Guarantee by the holding company*

As at 31 December 2002, certain long-term bank loans of the Group are guaranteed by EA Group (note 26).

36. Related party transactions (Cont'd)

(c) Related party transactions

In the normal course of business, the Group had the following material transactions with its related parties during the year ended 31 December 2002:-

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2002 RMB'000	2001 RMB'000
(i) With CAAC and its affiliates :-			
Commission income on carriage service provided by other airlines with air tickets sold by the Group at fixed rates ranging from 3% to 9% of value of tickets sold	PRC airlines	**6,532**	9,915
Take-off and landing fees charged at predetermined scale of rates published by CAAC	PRC airports	**(981,860)**	(936,594)
Purchase of aircraft fuel at State controlled prices	Civil Aviation Oil Supply Company	**(1,616,324)**	(1,739,114)
Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	- CAAC	**(46,207)**	(50,229)
	- PRC airlines	**(1,885)**	(1,758)
Civil aviation infrastructure levies collected on behalf of CAAC and calculated at the rates of 5% and 2% of the Group's annual gross domestic and international traffic revenues respectively	CAAC	**(431,162)**	(370,284)
Aircraft insurance premium paid through CAAC who entered into the insurance policy on behalf of the Group	CAAC	**(178,625)**	(82,932)
Acquisition of a passenger carriage business	China Civil Aviation Flight College	**-**	(214,755)

38. Related Party Transactions (Cont'd)

[illegible] Related party transactions (cont'd)

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2002 RMB'000	2001 RMB'000
(ii) With CEA Holding or companies directly or indirectly held by CEA Holding:-			
Interest income on deposits at rates of 0.72% per annum (2001: 0.99% per annum)	EAGF	**2,738**	2,290
Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	- Shanghai Tourism Company (Hong Kong) Limited	**(7,944)**	(10,105)
	- Certain other subsidiaries of CEA Holding	**(39,016)**	(49,286)
Interest expenses on loans at rates ranging from 4.185% to 4.65% per annum (2001: 5.30% to 5.58% per annum)	EAGF	**(1,373)**	(1,268)
Purchase of aircraft, flight equipment, flight equipment spare parts and other fixed assets, and repair of aircraft inclusive of handling charges of 0.1% to 2%	EAIEC	**(3,434,976)**	(1,137,471)
Ticket reservation service charges for utilisation of computer reservation system	TravelSky Technology Limited	**(72,925)**	(55,800)
Repairs and maintenance expenses payable for ground service facilities	Shanghai Eastern Air Industrial Corporation ("SEAIC")	**(35,055)**	(24,362)

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2002 RMB'000	2001 RMB'000
(ii) With CEA Holding or companies directly or indirectly held by CEA Holding (Cont'd):-			
Sourcing of food and beverages	- Eastern Air (Shantou) Economic Development Co. Ltd.	**(46,666)**	(52,821)
	- Shanghai Eastern Air Catering Co. Ltd.	**(117,242)**	(101,160)
	- SEAIC	**(13,893)**	(10,688)
	- Qilu Eastern Air Catering Co. Ltd.	**(8,824)**	(6,426)
	- Qingdao Air Service Co. Ltd.	**(12,751)**	(10,926)
Advertising expenses	EAASC	**(4,857)**	(6,985)
Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(8,394)**	(6,434)
Inflight hygiene and cleaning service expenses	Shanghai Eastern General Corporation	**(1,683)**	(15,318)
Printing expenses	Shanghai Aviation Printing Co., Ltd.	**(1,594)**	(3,799)
Rental expenses	- Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(4,509)**	(4,461)
	- Shanghai Eastern Real Estate Operation Co. Ltd.	**(3,291)**	(5,794)
Investment in an associate, EAASC, a company previously wholly owned by CEA Holding (note 16)	CEA Holding	**(15,762)**	-
Investment in an associate, EAGF, a company previously jointly owned by CEA Holding (formerly known as EA Group) and its subsidiaries (note 16)	CEA Holding	**-**	(106,364)

The directors of the Company are of the opinion that the above transactions were entered into the normal course of business and in accordance with the agreements governing such transactions. This has been confirmed by the non-executive directors.

39. Financial assets and financial liabilities

Financial assets of the Group mainly include short-term deposits and bank balances, deposits with and amounts due from related companies, trade receivables, long-term receivables and bank deposits, zero coupon bonds, short-term investments and derivative assets. Financial liabilities of the Group include bank and other loans, obligations under finance leases, amounts due to related companies, trade payables, derivative liabilities and other payables.

(a) Business risk

The Group conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among others, the political, economic and legal environment, influence of CAAC over various aspects of the Group's operations, and competition, in the passenger, cargo and mail airlines services industry.

(b) Fuel price risk

The Group's results of operations may be significantly affected by the fluctuation of the fuel prices which is a major expense category. While the international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. The Group does not undertake financial instruments to hedge fuel price risk.

(c) Interest rate risk

The Group is exposed to risk arising from changes in market interest rates. To hedge against the change in market interest rates, the Group entered into certain interest rate swaps during the year (note 40). The interest rates and terms of repayment of loans made to the Group are disclosed in notes 25, 26 and 27.

(d) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any one financial institution.

(i) Deposits with an associate and cash and bank balances

Substantially all the Group's cash and bank balances are placed with a number of international and PRC banks and an associate, EAGF. Details of deposits placed with EAGF have been disclosed in note 38(a)(ii).

39. Financial Assets and Financial Liabilities (Cont'd)

(d) Credit risk (Cont'd)

(ii) Trade receivables

These are mainly tickets sales receivable from sales agents and receivables related to uplifts by the Company on behalf of other carriers which are spread among numerous third parties.

(iii) Other receivables

These are spread among numerous third parties.

(iv) Amounts due from the related companies

These balances are disclosed in note 38 (a).

(v) Short-term investments

Short-term investments are placed with a PRC financial institution which executes the buying or selling securities on behalf of the Group.

The carrying amounts of financial assets best represent their maximum credit risk exposure at the balance sheet date.

(e) Liquidity risk

The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group generally operates with a working capital deficit. As at 31 December 2002, the Group's net current liabilities amounted to RMB7,437 million (2001: RMB3,163 million). For the year ended 31 December 2002, the Group recorded a net cash inflow from operating activities of RMB2,160 million (2001: RMB2,499 million), a net cash outflow from investing activities and financing activities of RMB1,587 million (2001: RMB2,571 million), and an increase in cash and cash equivalents of RMB574 million (2001: decrease of RMB72 million).

The directors of Company believe that cash from operations and short-term bank borrowings will be sufficient to meet the Group's operating cash flow. Due to the dynamic nature of the underlying businesses, the Group treasury aims at maintaining flexibility in funding by keeping committed credit lines available. The directors of the Company believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

Foreign currency risk

The Group's finance lease obligation as well as certain bank and other loans are denominated in US dollars, Japanese yen and Euro, and certain expenses of the Group are denominated in currencies other than Renminbi. The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year. However, the Group is unable to hedge its foreign currency liability exposure fully other than by retaining those foreign currency earnings and receipts to the extent permitted by the State Administration of Exchange Control. Renminbi against US dollars had been comparatively stable in the past. However, Renminbi against Japanese Yen and Euro had experienced a significant level of fluctuation over the past two years, particularly the Japanese Yen, which is the major reason for the significant exchange differences recognised by the Group for the years ended 31 December 2002 and 2001.

The Group enters into certain foreign currency forward contracts with PRC banks to hedge against foreign currency risk (note 40).

Fair value

The carrying amounts and estimated fair values of significant financial assets and liabilities at 31 December 2002 and 2001 are set out below:-

	Group and Company			
	2002		2001	
	Carrying amount RMB'000	**Fair value RMB'000**	Carrying amount RMB'000	Fair value RMB'000
Long-term bank loans	**6,494,631**	**5,939,491**	5,300,567	5,061,182
Obligations under finance leases	**8,183,966**	**8,202,528**	9,871,351	9,959,798
Long-term bank deposits	**1,463,044**	**1,547,671**	1,255,005	1,337,082

The fair values of the long-term banks loans, obligation under finance leases and long-term bank deposits are estimated by applying a discounted cash flow approach using current market interest rates for similar indebtedness/investment.

The fair value of cash and bank balances, trade receivables, other receivables, amounts due from and to related companies, trade payables, other payables and short-term bank loans are not materially different from their carrying amounts because of the short maturities of these instruments.

39. Financial Assets and Financial Liabilities (Cont'd)

(a) Fair Value (Cont'd)

Investments in subsidiaries and associates represent unquoted equity interests in companies established in the PRC. There is no quoted market price for such interests and accordingly a reasonable estimate of their fair value could not be made without incurring excessive costs.

Fair value estimates are made at specific point in time and are based on relevant market information. This estimate is subjective in nature and involves uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in valuation methods and assumptions could significantly affect the estimates.

40. Derivative Financial Instruments

	Group and Company	
	Assets	**Liabilities**
	RMB'000	**RMB'000**
At 31 December 2002		
Interest rate swaps (note (a))	**–**	**37,261**
Forward foreign exchange contracts (note (b))	**9,891**	**5,836**
	9,891	**43,097**
At 31 December 2001		
Forward foreign exchange contracts	5,396	–

(a) Interest rate swaps

The Group uses interest rate swaps to reduce risk of changes in market interest rates. The interest swaps entered into by the Group fulfill the criteria for hedge accounting and are accounted for as cash flow hedge. As at 31 December 2002, the notional amount of the outstanding interest rate swap agreements was approximately US$96 million (2001: nil), the related fixed interest rates varied from 3% to 4.73%, the floating rates were at three month London Inter Bank Offering Rates ("LIBOR") plus 0.028% and six month LIBOR. For the year ended 31 December 2002, a loss of RMB37,261,000 arising from changes in the fair value of the interest rate swaps subsequent to initial recognition is recognised directly in the hedging reserve (note 29).

40. Derivative Financial Instruments (Cont'd)

(b) Forward foreign exchange contract

The Group uses currency forward contracts to reduce risks of changes in currency exchange rates in respect of ticket sales and expenses denominated in foreign currencies. The Group's currency forward contracts qualify for hedging accounting and are accounted for as cash flow hedges. As at 31 December 2002, a net loss of RMB1,341,000 arising from these foreign currency forwards was recognised in the hedging reserve (see note 29).

41. Ultimate Holding Company

The directors regard CEA Holding, a company established in the PRC, as being the ultimate holding company.

42. Post Balance Sheet Date Events

Disposal of aircraft to a subsidiary

Subsequent to the balance sheet date, the Company entered into an agreement to dispose of three A320-200 to CEA Jiangsu, a non-wholly owned subsidiary, for a total consideration of RMB998,285,000, the carrying amount of the aircraft as at 31 December 2002, as determined under the PRC Accounting Regulations.

Report of the PRC Auditors

To the shareholders of
China Eastern Airlines Corporation Limited:

Being entrusted, we have audited the balance sheet as well as the consolidated balance sheet as at 31 December 2002 of China Eastern Airlines Corporation Limited ("the Company"), the Company's as well as the consolidated income statement and profit appropriation statement and cash flows statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management while our responsibility is to form an independent opinion on them. Based on the "Independent Auditing Standards for PRC Independent Auditors" and in consideration of the actual situation of the Company, we conducted our examination according to the procedures, including sampling test of accounting records, as we considered necessary in the circumstances.

In our opinion, the above-mentioned financial statements are prepared in compliance with the "Accounting Standards for Business Enterprises" and "Accounting Regulations for Business Enterprises", and present fairly, in all material aspects, the financial position of the Company and the consolidated as at 31 December 2002 and the result of operation and cash flows for the year then ended. In the accounting treatment, the principle of consistency is adopted.

Rong Zhao C.P.A.

Li Chen C.P.A.

Shanghai Zhonghua Certified Public Accountants

Shanghai, China
April 7, 2002

Income Statement & Statement of Profit Appropriation and Distribution

(Prepared in accordance with PRC Accounting Regulations)
For the Period of January – December 2002

Unit: RMB Yuan

Item		Note	Current year (consolidated)	Current year (parent corp.)	Previous year (consolidated)	Previous year (parent corp.)
I.	**Revenue from Main Operations:**	5.37	**13,390,645,825.33**	**11,128,759,660.56**	12,839,339,288.79	10,836,053,949.83
	Less: Revenue for Civil Air Infrastructure Construction Fund		**430,869,428.70**	**363,299,781.44**	427,784,224.78	364,584,964.00
	Revenue from Main Operations, net		**12,959,776,396.63**	**10,765,459,879.12**	12,411,555,064.01	10,471,468,985.83
	Less: Main Operating Cost	5.37	**10,221,015,691.27**	**8,510,522,752.59**	9,895,680,220.39	8,309,081,958.21
	Business Taxes and additional	5.38	**304,438,089.97**	**256,258,328.23**	296,836,879.42	255,111,509.28
II.	**Profit from Main Operations**		**2,434,322,615.39**	**1,998,678,798.30**	2,219,037,964.20	1,907,275,518.34
	Add: Other Operating Revenue	5.39	**544,307,535.82**	**375,465,509.14**	541,079,876.56	526,189,646.92
	Less: Operating Expenses		**1,120,541,201.97**	**1,018,818,184.38**	1,297,765,706.82	1,205,229,653.27
	General & Administrative Expenses		**829,930,976.83**	**693,293,529.12**	657,077,144.35	545,020,509.97
	Financial Expenses	5.4	**844,521,595.97**	**766,787,452.58**	699,722,003.92	641,818,197.11
III.	**Profit from Operations**		**183,636,376.44**	**(104,754,858.64)**	105,552,985.67	41,396,804.91
	Add: Investment Income	5.41	**21,258,570.74**	**186,478,246.27**	57,296,511.88	94,413,055.11
	Subsidy Income	5.42	**54,810,000.00**	**54,810,000.00**	750,000.00	750,000.00
	Non-operating Income	5.43	**30,926,872.20**	**28,956,000.10**	33,312,379.60	25,092,544.34
	Less: Non-operating Expenses	5.44	**28,325,854.11**	**23,452,675.68**	48,259,815.66	41,597,244.21
IV.	**Total Profit**		**262,305,965.27**	**142,036,712.05**	148,652,061.49	120,055,160.15
	Less: Income Tax	5.45	**69,812,153.90**	**832,307.06**	26,331,575.64	21,794,661.74
	Gains or losses of Minority Shareholders		**68,234,321.25**	**-**	25,319,002.20	-
V.	**Net Profit**		**124,259,490.12**	**141,204,404.99**	97,001,483.65	98,260,498.41
	Add: Undistributed Profit at the Beginning of the Year		**95,630,191.79**	**137,683,974.82**	99,328,902.88	136,762,476.41
	Less: Decrease of Undistributed Profit to Reduce Registered Capital		**-**	**-**	-	-
	Add: Transfer from Surplus Reserve		**-**	**-**	-	-
VI.	**Distributable Profit**		**219,889,681.91**	**278,888,379.81**	196,330,386.53	235,022,974.82
	Less: Provision for Statutory Surplus Reserve		**10,695,313.20**	**-**	1,680,597.37	-
	Provision for Statutory Public Welfare Fund		**10,614,147.54**	**-**	1,680,597.37	-
	Provision for Staff & Workers' Welfare Fund		**341,032.19**	**-**	-	-

(Prepared in accordance with PRC Accounting Regulations)
For the Period of January – December 2002

Unit: RMB Yuan

Item		Note	Current year (consolidated)	Current year (parent corp.)	Previous year (consolidated)	Previous year (parent corp.)
VII.	**Profit Attributable to Shareholders**		**198,239,188.98**	**278,888,379.81**	192,969,191.79	235,022,974.82
	Less: Dividends for Preferred Shares		-	-	-	-
	Provision for Discretionary Surplus Reserve		**81,165.66**	-	-	-
	Dividends for Common Shares		**97,339,000.00**	**97,339,000.00**	97,339,000.00	97,339,000.00
	Transfer of Common Dividends into Share Capital		-	-	-	-
VIII.	**Undistributed Profit**		**100,819,023.32**	**181,549,379.81**	95,630,191.79	137,683,974.82
Supplementary Data						
	1. Proceeds from Sale or Disposal of Departments or Invested Companies		-	-	-	-
	2. Loss from Natural Disasters		-	-	-	-
	3. Increase (or Decrease) of Total Profit Arising From Change in Accounting Policies		**(147,439.22)**	**(761,794.31)**	(21,414,392.72)	(21,723,999.24)
	4. Increase (or Decrease) of Total Profit Arising from Change in Accouning Estimations		-	-	-	-
	5. Loss from Debt Reorganization		-	-	-	-
	6. Other Items		-	-	-	-

Balance Sheet

(Prepared in accordance with PRC Accounting Regulations)
As at 31 December 2002

Unit: RMB Yuan

Assets	Note	Ending Balance (Consolidated)	Ending Balance (Parent Corp.)	Beginning Balance (Consolidated)	Beginning Balance (Parent Corp.)
Current Assets:					
Cash & bank	5.1	**3,119,051,256.69**	**2,028,252,146.46**	2,756,765,666.67	2,350,245,497.26
Short-term Investment	5.2	**664,108,272.14**	**374,108,272.14**	-	-
Dividends Receivable		**1,572,272.86**	**-**	-	-
Accounts Receivable	5.3	**1,231,053,968.74**	**902,366,233.17**	908,566,274.58	761,110,116.04
Other Receivables	5.4	**368,736,056.28**	**1,008,422,907.20**	486,582,621.58	623,609,554.00
Prepayments	5.5	**95,095,779.46**	**73,290,000.51**	102,453,391.89	96,282,270.92
Inventory	5.6	**1,959,345,184.66**	**1,878,468,586.08**	2,074,690,294.37	1,980,881,119.64
Amounts to be Amortized	5.7	**100,504,766.91**	**79,389,571.82**	97,348,982.54	75,274,525.75
Total Current Assets		**7,539,467,557.74**	**6,344,297,717.38**	6,426,407,231.63	5,887,403,083.61
Long-term Investment:					
Long-term Equity Investment	5.8	**461,587,911.68**	**1,871,383,013.69**	210,363,823.42	1,157,575,317.61
Long-term Debt Investment	5.9	**542,124,759.14**	**542,124,759.14**	501,722,616.34	501,722,616.34
Total Long-term Investment		**1,003,712,670.82**	**2,413,507,772.83**	712,086,439.76	1,659,297,933.95
Less: Provision for Impairment of Long-term Investment		**1,758,050.62**	**-**	1,758,050.62	-
Long-term Investment, net		**1,001,954,620.20**	**2,413,507,772.83**	710,328,389.14	1,659,297,933.95
Including: Consolidation Difference (in Consolidated Statements)		**(1,691,077.81)**	**-**	-	-
Including: Equity Investment Difference		**63,709,970.49**	**63,709,970.49**	(4,984,369.89)	(4,984,369.89)
Fixed Assets:					
Fixed Assets, at Cost	5.10	**30,383,736,242.33**	**27,093,885,520.52**	29,603,516,189.77	28,424,471,634.73
Less: Accumulated Depreciation		**12,495,867,572.21**	**11,088,174,076.11**	12,271,615,002.69	11,964,394,461.47
Net Fixed Assets		**17,887,868,670.12**	**16,005,711,444.41**	17,331,901,187.08	16,460,077,173.26
Less: Provision for Impairment of Fixed Assets		**3,570,000.00**	**3,570,000.00**	3,570,000.00	3,570,000.00
Fixed Assets, net		**17,884,298,670.12**	**16,002,141,444.41**	17,328,331,187.08	16,456,507,173.26
Engineering Supplies		**329,000.00**	**329,000.00**	-	-
Construction-in-progress	5.11	**3,433,744,466.12**	**3,337,108,285.79**	1,384,276,612.14	1,311,906,436.74
Disposal of Fixed Assets		**184,312.63**	**-**	-	-
Total Fixed Assets		**21,318,556,448.87**	**19,339,578,730.20**	18,712,607,799.22	17,768,413,610.00
Intangible Assets & Other Assets					
Intangible Assets,net	5.12	**1,273,502,961.05**	**789,257,557.73**	1,268,854,806.89	773,999,790.69
Long-term Amounts to be Amortized	5.13	**248,102,246.98**	**226,968,206.83**	230,497,341.12	207,562,292.25
Total Intangible Assets & Other Assets		**1,521,605,208.03**	**1,016,225,764.56**	1,499,352,148.01	981,562,082.94
Deferred Taxes:					
Deferred Tax Debits	5.14	**44,612,855.47**	**24,930,633.83**	44,760,294.69	25,692,428.14
Total Assets		**31,426,196,690.31**	**29,138,540,618.80**	27,393,455,862.69	26,322,369,138.64

(Prepared in accordance with PRC Accounting Regulations)
As at 31 December 2002

Unit: RMB Yuan

Liabilities & Shareholders' Equity	Note	Ending Balance (Consolidated)	Ending Balance (Parent Corp.)	Beginning Balance (Consolidated)	Beginning Balance (Parent Corp.)
Current Liabilities:					
Short-term Loans	5.15	4,501,508,747.03	3,501,508,747.03	1,282,641,751.70	982,641,751.70
Notes Payable	5.16	411,246,877.94	319,740,317.63	-	-
Accounts Payable	5.17	371,620,243.08	420,027,909.03	251,391,559.30	270,141,404.95
Advances from Customers	5.18	61,085,495.49	98,372,663.93	57,525,967.88	51,400,847.57
International Sales in Advance of Carriage	5.19	733,115,841.87	600,211,133.31	538,731,989.20	507,063,032.62
Domestic Sales in Advance of Carriage	5.20	141,852,544.34	132,642,833.19	119,631,651.17	112,350,411.42
Payroll Payable	5.21	60,770,968.76	60,770,968.76	28,208,284.28	28,208,284.28
Welfare Payable	5.22	46,852,557.69	37,434,420.98	32,287,637.67	25,656,263.31
Dividends Payable	5.23	100,287,841.00	97,339,000.00	97,339,000.00	97,339,000.00
Taxes Payable	5.24	187,529,539.86	137,248,310.58	157,587,611.44	144,921,464.25
Civil Air Infrastructure Construction Fund Unpaid	5.25	151,492,858.97	129,677,796.03	242,681,222.73	188,365,407.94
Other outstanding payment (Statutory)		3,575,795.45	3,362,140.62	2,201,439.05	1,931,051.74
Other Payables	5.26	759,155,254.83	588,095,331.17	698,184,701.33	619,181,748.11
Accrued Expenses	5.27	2,297,434,693.60	1,817,050,063.80	1,866,512,662.11	1,615,237,891.63
Accrued Liabilities	5.28	365,973.00	365,973.00	4,546,797.00	4,546,797.00
Portion of Long-term Liabilities due within One Year	5.29	3,539,368,044.78	3,539,368,044.78	2,974,416,833.25	2,974,416,833.25
Total Current Liabilities		13,367,263,277.69	11,483,215,653.84	8,353,889,108.11	7,623,402,189.77
Long-term Liabilities:					
Long-term Loans	5.30	3,775,888,712.75	3,775,888,712.75	3,205,690,568.88	3,205,690,568.88
Long-term Accounts Payable	5.31	7,573,355,532.98	7,573,355,532.98	9,231,810,379.06	9,231,810,379.06
Total Long-term Liabilities		11,349,244,245.73	11,349,244,245.73	12,437,500,947.94	12,437,500,947.94
Deferred Taxes:					
Deferred Tax Credits	5.32	653,269.53	471,555.00	731,862.03	550,147.50
Total Liabilities		24,717,160,792.95	22,832,931,454.57	20,792,121,918.08	20,061,453,285.21
Minority Interests		424,970,021.14	-	344,675,432.13	-
Shareholders' Equity:					
Capital Stock	5.33	4,866,950,000.00	4,866,950,000.00	4,866,950,000.00	4,866,950,000.00
Capital Reserve	5.34	1,257,109,784.42	1,257,109,784.42	1,256,281,878.61	1,256,281,878.61
Surplus Reserve	5.35	59,187,068.48	-	37,796,442.08	-
Including: Public Welfare Fund		29,512,368.58	-	18,898,221.04	-
Undistributed Profit	5.36	100,819,023.32	181,549,379.81	95,630,191.79	137,683,974.82
Total Shareholders' Equity		6,284,065,876.22	6,305,609,164.23	6,256,658,512.48	6,260,915,853.43
Total Liabilities & Shareholders' Equity		31,426,196,690.31	29,138,540,618.80	27,393,455,862.69	26,322,369,138.64

Cash Flow Statement

(Prepared in accordance with PRC Accounting Regulations)
For the Period of January – December 2002

Unit: RMB Yuan

Item		Consolidated	Parent Company
I.	**Cash Flows from Operating Activities:**		
	Cash received from sales of goods or rendering of services	14,143,247,702.25	11,915,946,822.48
	Refunds of taxes	-	-
	Other cash received relating to operating activities	131,772,177.73	123,433,676.94
	Sub-total of cash inflows	**14,275,019,879.98**	**12,039,380,499.42**
	Cash paid for goods and services	8,342,721,361.80	7,348,931,447.21
	Cash paid to and on behalf of employees	1,072,989,519.04	905,799,698.89
	Payments of all types of taxes	907,478,043.57	699,553,549.08
	Cash paid relating to other operating activities	388,448,853.30	316,339,954.40
	Sub-total of cash outflows	**10,711,637,777.71**	**9,270,624,649.58**
	Net cash flows from operating activities	**3,563,382,102.27**	**2,768,755,849.84**
II.	**Cash Flows from Investing Activities:**		
	Cash received from return of investments	60,000,000.00	-
	Cash received from distribution of dividends or profits	6,835,037.61	6,344,392.45
	Net cash receipts from the sale of fixed assets, intangible assets and other long-term assets	1,058,273,155.13	1,122,517,753.09
	Cash received relating to other investing activities	-	-
	Sub-total of cash inflows	**1,125,108,192.74**	**1,128,862,145.54**
	Cash paid to acquire fixed assets, intangible assets, and other long-term assets	5,003,349,103.60	3,733,641,719.01
	Cash paid to acquire investments	730,123,787.87	1,084,764,341.74
	Cash paid relating to other investing activities	30,000,000.00	30,000,000.00
	Sub-total of cash outflows	**5,763,472,891.47**	**4,848,406,060.75**
	Net cash flows from investing activities	**(4,638,364,698.73)**	**(3,719,543,915.21)**
III.	**Cash Flows from Financing Activities:**		
	Cash received from investments by others	161,287,760.00	-
	including: Cash received by subsidiaries from investments by minority shareholders	161,287,760.00	-
	Cash received from borrowings	9,204,313,041.84	8,054,313,041.84
	Cash received relating to other financing activities	62,011,586.68	62,011,586.68
	Sub-total of cash inflows	**9,427,612,388.52**	**8,116,324,628.52**
	Cash repayments of amounts borrowed	4,530,294,942.64	4,080,294,942.64
	Cash paid for distribution of dividends or profits and for interest expenses	1,105,161,395.01	1,041,399,577.64
	including: Cash paid for distribution of dividends or profits to minority shareholders by subsidiaries	2,625,261.61	-
	Cash paid relating to other financing activities	2,120,509,604.36	2,120,509,604.36
	Sub-total of cash outflows	**7,755,965,942.01**	**7,242,204,124.64**
	Net cash flows from financing activities	**1,671,646,446.51**	**874,120,503.88**
IV.	**Effect of Foreign Exchange Rate Changes on Cash**	**(33,086,558.50)**	**(43,270,526.98)**
V.	**Net Increase in Cash and Cash Equivalents**	**563,577,291.55**	**(119,938,088.47)**

(Prepared in accordance with PRC Accounting Regulations)
For the Period of January – December 2002

Unit: RMB Yuan

Supplementary Information	Consolidated	Parent Company
1 Reconciliation of Net Profit to Cash Flows from Operating Activities		
Net Profit	124,259,490.12	141,204,404.99
Add: Gains or losses of minority shareholders	68,234,321.25	-
Provision for impairment losses of assets	79,282,270.16	77,725,475.07
Depreciation of fixed assets	1,270,452,593.78	1,121,116,364.05
Amortisation of intangible assets	30,846,919.11	20,287,499.75
Amortisation of long-term prepaid expenses	66,831,334.19	62,787,037.65
Decrease in prepaid expenses (or deduct: increase)	(3,155,784.37)	(4,115,046.07)
Increase in accrued expenses (or deduct: decrease)	445,888,842.21	217,930,712.93
Losses on disposal of fixed assets, intangible assets and other long-term assets(or deduct: gains)	(8,115,318.32)	(13,108,732.64)
Losses on scrapping of fixed assets	7,066.33	-
Financial expenses	855,651,534.50	804,310,777.98
Losses arising from investments (or deduct: gains)	(21,258,570.74)	(186,478,246.27)
Deferred tax credit (or deduct: debit)	683,201.81	683,201.81
Decrease in inventories (or deduct: increase)	48,292,995.51	36,134,921.87
Decrease in operating receivables (or deduct: increase)	(160,665,469.19)	(167,140,579.59)
Increase in operating payables (or deduct: decrease)	766,146,675.92	657,418,058.31
Others	-	-
Net cash flows from operating activities	**3,563,382,102.27**	**2,768,755,849.84**
2 Investing and Financing Activities that do not Involve Cash Receipts and Payments		
Conversion of debt into capital	-	-
Reclassify convertible bonds to be expired within one year as current liability	-	-
Fixed assets financed by finance leases	-	-
3 Net Increase in Cash and Cash Equivalents		
Cash at the end of the period	1,565,418,075.94	494,722,019.19
Less: cash at the beginning of the period	1,375,949,056.53	988,768,379.80
Plus: Cash equivalents at the end of the period	374,108,272.14	374,108,272.14
Less: Cash equivalents at the beginning of the period	-	-
Net increase in cash and cash equivalents	**563,577,291.55**	**(119,938,088.47)**

Notes to the Financial Statements

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2002

China Eastern Airlines Corporation Limited ("the Company") was established in April 1995 under the sole sponsorship of Eastern Air Group Company. In February 1997, with the approval of State Reformation Commission by its Circular No. (1996) 180 and State Council Securities Commission by its Circular No. (1997) 4, the Company issued 1,566,950,000 H shares, which are listed on the Stock Exchange of Hong Kong and New York Stock Exchange. In May 1997, with the approval of Civil Aviation Administration of China and China Securities Supervisory Commission, the Company issued an additional of 300,000,000 A shares to the public. The registered capital of the Company is RMB4,866,950 thousand. The registered address is No. 66 Jichang Avenue, Pudong International Airport, Shanghai.

The Company is primarily engaged in the air transportation of passengers, cargo, mails and luggage over domestic and approved overseas air routes, extended services, general aviation business, aircraft maintenance, manufacturing and maintenance of aviation equipment, agent services for airlines both at home and abroad and other business related to aviation transportation.

The company and its subsidiaries follow the *Accounting Standards for Business Enterprises* and *Accounting Regulations for Business Enterprises* and its supplementary regulations.

The Company adopts the Gregorian calendar year as its accounting period, i.e., from 1 January to 31 December each year.

The Company adopts Renminbi ("RMB") as its base currency.

The Company adopts accrual basis. All items are recorded at actual cost upon acquisition. If impairment occurs, the provision for impairment will be made according to regulations of "Accounting Regulations for Business Enterprises".

Foreign currency transactions are translated into RMB at the middle exchange rate issued by PBOC at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each period. The differences between RMB equivalents and carrying amounts are treated as exchange differences. Exchange differences of specific borrowings related to the acquisition or construction of a fixed asset should be capitalized in the period in which they are incurred when the relevant fixed asset being acquired or constructed is not ready for its intended use. Exchange differences during preparation period are included in long-term amortization charges, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the exchange gains and losses of the current period.

Cash equivalents are short term (with a holding period of less than three months), highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.7.1 The initial cost of a current investment is the total price paid on acquisition, deducting cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds that have been accrued. Cash dividends or interests during holding period are offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds is recognized as an investment gain or loss of the current period.

2.7.2 The current investment is recorded at the lower of cost and market value. The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis and will be accounted as current profit and loss.

2.8.1 The Company adopts allowance method for bad debts. At the end of each accounting period the company analyses the recoverability of receivable items (including accounts receivable and other receivables) and makes allowance for bad debts according to the aging method and analysis result. Allowance for bad debts is not made for the items that are surely to be recovered. If there is enough evidence proving the uncollectibility of an account receivable than allowance is made at a higher ratio or at the full carrying amount of the account. The allowance for remaining accounts receivable shall refer to the following ratios.

Aging	Ratio
Within 1 year	3‰
In the second year	5%
In the third year	10%
In the forth year	15%
In the fifth year	20%
Over 5 years	40%

2.8.2 The company adopts following standards in determination of bad debts:

a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after liquidation of the debtor's bankrupt estate or legacy.

b. When the debt is overdue due to the default of the debtor and there is obvious evidence proving the uncollectibility of the accounts.

The bad debt loss should be approved by Board of Directors. The bad debts will first offset against the allowance that has already been made. If the allowance for bad debts is not enough to compensate the losses the difference will be charged into income statement of the current period.

2.9.1 The inventory of the Company mainly comprises high-price rotables, aircraft consumables, common appliances, aircraft supplies and low-price consumables. The inventory is recorded at planned price and the difference between planned price and actual cost is recorded in "Materials Cost Variance". The amortization of high-price rotables is made evenly over 5 years starting from the next month of acquisition according to the adjusted actual cost. Other inventory such as aircraft consumables is charged to cost according to the adjusted actual cost when put into use.

2.9.2 Provision for impairment of aircraft consumables is made at the end of each period according to the average useful life of corresponding aircraft and average discount rate in previous disposals. No provision for impairment of high-price rotables is made except the corresponding aircraft have all been sold out, under which circumstances the impairment is provided at the excess of carrying amount over net realizable value.

2.10.1 Long-term equity investment (including stock investment and other equity investment) is recorded at the actual cost after deducting cash dividends which have been declared but unpaid at the time of acquisition or at the price agreed upon by relevant parties. The equity method is applied wherever the Company can control, jointly control or has significant influence over the investee enterprise (usually when the Company holds 20% or more voting capital of the investee enterprises or holds less than 20% of the voting capital but has significant influence over the investee enterprise). Otherwise, the cost method is applied. When equity method is adopted, the difference (referred to as "equity investment difference") between the initial investment cost and the investor's share of owners' equity of the investee enterprise should be amortized evenly over a period of 10 years and charged into corresponding year's profit and loss account.

2.10.2 Long-term debt investment (including bond investment and other debt investment) is recorded at the actual cost. The difference between actual cost and the nominal value of a bond investment is recognized as premium or discount. Interest receivable from investment on bonds should be accrued periodically. The accrued interest revenue from investment on bonds, after adjustments for the amortization of premium or discount, should be recognized as investment income of the period.

2.10.3 The long-term investment is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market value or deterioration in operating conditions of the investee enterprise, the Company shall make provision for impairment on long-term investment on an individual item basis and charge into the current period.

2.11.1 Fixed assets refer to those tangible assets whose useful life is over 1 year, with a high unit price and can be held physically to realize its benefits during the course of use. Fixed assets are recorded at actual acquisition cost. The assets held under financial lease are recorded at net contract price and other actual incidental cost incurred. The corresponding long-term liabilities are determined by the total financing amount stipulated in such financing contracts as lease agreement and loan agreement signed by the Company and lessor. The financing expenses are apportioned during the course of leasehold with actual interest rate.

If no impairment has occurred, the depreciation is provided on a straight-line basis according to the following useful lives and estimated residual value.

	Useful lives	Residual value rate
Aircraft and engines attached	20 years	5%
Standby engines	20 years	0%
Buildings	15-35 years	3%
Vehicles and electronic devices	5-6 years	3%
Other Equipment	5-20 years	3%

When there is an impairment, the depreciation is provided on an individual item basis based on the net book value after deducting impairment and residual useful lives.

2.11.2 Fixed asset is recorded at the lower of carrying amount and recoverable amount at the end of each period. If the recoverable amount of a fixed asset is lower than its carrying amount as a result of continuing decline in market value, technology obsoleteness, damage or idleness, the Company shall make provision for impairment of fix assets at the end of the period on an individual item basis and charge to the current period.

2.12.1 Construction-in-progress is accounted for on an individual item basis at the actual cost. Upon completion and readiness for use, the cost of construction-in-progress is to be transferred to the account of <Fixed Assets>. Interests incurred in connection with specific borrowings and relevant exchange differences for the purpose of construction-in-progress, should be capitalized as part of the cost when the project is not ready for intended use. Interests incurred and exchange differences after the project is ready for use should be recognized as current period expenses.

2.12.2 Fixed asset is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

2.13.1 The intangible assets of the Company refer to non-monetary long-term assets without physical substance held for the purpose of rendering service, renal to others or for administrative purposes. The intangible assets of the Company mainly include land use right and premise use right. The intangible assets are recorded at actual acquisition cost and amortized over its expected useful life under straight-line method.

2.13.2 The intangible asset of the Company is recorded at the lower of carrying amount and recoverable amount at the end of each period. The Company shall make provision for impairment of intangible asset at the excess of the carrying amount over its recoverable amount on an individual item basis and charge to the current period.

Long-term amortization charges refer to the expenses that will be amortized after formal operation or the amortization period is over one year. Long-term amortization charges of the Company are mainly uniform cost. All long-term amortization charges are amortized evenly over its estimated beneficial period except organization cost, which will be charged to the profit and loss account of the month during which formal operation starts.

The aircraft and engines of the Company shall undergo overhauls of different criteria periodically to guarantee safe flight. To establish an appropriate match between the overhaul expenses and benefits generated by the aircraft and engines, the Company estimates that the overhaul expenses of various types of aircraft and engines are 2%-4% of the carrying amount based on past experiences of overhaul cycles of C and D criteria, quotation of maintenance companies and actual payment. The overhaul expenses are accrued by different types of aircraft and engines. The actual overhaul expenses will offset the expenses accrued. On complete disposal of the aircraft and engines of a specific type, the shortfall of the provision will be charged directly to the profit and loss account of the period during which the aircraft and engines are disposed of. The remaining overhaul expenses accrued will deduct the cost of the disposal period. Other repair expenses of aircraft and engines will be charged into the profit and loss account of the repair period.

Although the accounting treatment of overhaul expenses for aircraft and engines is not in compliance with the regulations of Ministry of Finance, the Board of Directors regards that the evidence to estimate the overhaul expenses is in compliance with actual circumstances, can better reflect the financial position and operating result of the Company and conform to the principle of consistency.

2.16.1 The Company's revenue from rendering transportation service of passengers, cargo and mails is recognized upon delivery of the service with the uplifted coupons as evidence.

The commission income earned from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

Ground service income is recognized as other operating revenue upon rendering of services.

2.16.2 The interest income and royalty arising from the use by others of the assets held by the Company is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of the revenue can be measured reliably.

Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.

2.18.1 Consolidation Scope: According to "Notice on the Distribution of 'Provisional Regulation on Consolidation of Financial Statements'" (1995) issued by Ministry of Finance and regulations of CKZ(96) No. 2 "Answer to the Question about Consolidation Scope", the consolidation scope of the Company includes all subsidiaries under control and associated companies under joint control, except the companies that have already been closed down, merged, declared in the process of liquidation or bankruptcy, intended to be sold in the new future or have an insignificant influence on the consolidation.

2.18.2 Consolidation Method: The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as all material transactions between or among them have been eliminated. The financial statements of the associate companies are consolidated in proportion.

2.19.1 Contents and basis of changes in accounting policies: In order to better reflect the timing difference between profit and taxable income, the tax effects of temporary taxable timing differences are recognized as deferred income tax liabilities while tax effects of deductible temporary timing differences are recognized as deferred income tax assets. The tax payable method is abandoned.

2.19.2 The Company adopts retrospective method for above change in accounting policy. The opening balances of retained earnings and other relevant accounts have been adjusted. The figures of last year of income statement and profit appropriation statement have also been adjusted.

The influence on net profit of current period and previous period after retrospective adjustment is shown in the following table:

Item	Accumulated influence up to beginning of 2001 Amount	Influence on 2001 Amount	Accumulated influence up to beginning of 2002 Amount	Influence on 2001 Amount
Deferred tax debits	66,174,687.41	(21,414,392.72)	44,760,294.69	(147,439.22)
Minority interests	8,441,217.02	139,322.94	8,580,539.96	276,459.79
Undistributed profit	57,733,470.39	(21,553,715.66)	36,179,754.73	(423,899.01)
Income tax		21,414,392.72		147,439.22
Gains or losses of Minority shareholders		139,322.94		276,459.79

2.19.2 The undistributed profit at the beginning of 2002 is reduced by RMB14,364.20 thousand due to the correction of significant errors. This amount is supplementary public housing fund turned in by the Company this year for 2001, reducing the net profit of 2001 by RMB14,364.20 thousand. The capital reserve at the beginning of 2002 is reduced by RMB6,530.50 thousand, which is because the proceeds of apartments sold to staff collected this year is lower than the estimated amount.

The business tax of transportation service, ground service and commissions is levied at 3% of the income.

The business tax of repairs and other services is levied at 5% of the income.

The value-added tax is levied at 4% of the material transfer income.

The city construction tax is levied at 7% of the business tax.

The income tax is calculated at applicable income tax rate and taxable income of the period. According to circular HSEC(2001)104 of Shanghai State Taxation Bureau, the Company enjoys the preferential policy of Pudong New Area ever since July 1, 2001 and the applicable income tax rate is reduced to 15%.

The education tax is calculated at 3% of the business tax.

The Civil Aviation Infrastructure Levies is charged at a certain percentage of traffic revenue. Pursuant to the related regulations (its ref. No. CZZ 1999-11) jointly issued by Ministry of Finance and State Development and Planning Commission, the levy rate applied on domestic traffic revenue is 5%, while that on international & regional traffic revenue is 2%.

No.	Name of Investee Company	Registered Capital (10,000)	Scope of Business	Total Investment (10,000)	Share-holding Percent
1	China Eastern Airlines Jiangsu Co., Ltd.	25,750.36	Air transportation of passengers, cargo, mails and luggage over domestic air routes and approved overseas routes	14,162.70	55%
2	Shanghai Eastern Flight Training Co., Ltd.	35,800.00	Training for flying crew and other related personnel	34,010.00	95%
3	Eastern Airlines Industrial Co., Ltd.	7,000.00	Sales of food, knitwear & hardware	6,010.20	86%
4	China Cargo Airlines Co., Ltd.	50,000.00	Air transportation of cargo & mails, air catering, sales of tourist goods, hotel, catering and entertainment	35,000.00	70%
5	Qi Lu Eastern Airlines Catering Co., Ltd.	1,336.67	Production and sales of food, catering on the planes	868.83	65%
6	Eastern (Shantou) Economic Development Co., Ltd.	500.00	Production & sales of aviation products, hardware, chemical materials	275.00	55%
7	Shanghai Eastern Airlines Investment Co., Ltd.	30,000.00	Investment and relevant consultation	29,502.00	98.34%
8	Jiangsu Eastern Airlines Traveling Agency Co., Ltd.	150.00	Tour service, civil aviation transportation, sales agent	105.00	70%
9	Jiangnan Tourism (HK) Co.	64.11	Tour services	64.11	100%
10	Eastern Airlines Jiangsu Advertisement Co., Ltd.	30.00	Design and making of advertisement in domestic broadcast and newspapers	89.34	100%
11	Jiangsu Suying Labor Service Co., Ltd.	17.00	Labor service, labor agent, labor information consultation and training	15.00	90%
12	Eastern Airlines Jiangsu Co., Ltd. Food Trade Co.	49.80	Shut up	49.80	100%
13	Jiangsu Eastern Airlines Trade Co., Ltd.	200.00	Shut up	110.00	55%
14	Jiangsu Eastern Airlines Industrial Co., Ltd.	22.86	Shut up	16.01	70%
15	Shanghai Eastern Fudart Transportation Services Co., Ltd.	USD100.00	Agent services for transportation of imp. & exp. cargo by air or sea	708.82	51%

Among the above subsidiaries, No.1, No.2, No. 4 and No.7 have been included in the consolidation scope; No.3 has not started formal operation and is included in the consolidation scope; No. 12, No. 13, and No. 14 have been shut up and are not included in the consolidation scope; No. 5, No. 6, No. 8, No.9, No. 10 and No. 11 have no significant influence on the financial position and not included in the consolidation scope for the total assets, operating revenue, and net profit of these companies represent less than 10% of those of the parent company.

Shanghai Eastern Fudart Transportation Services Co., Ltd. is included in the consolidation scope this year for 51% of its equity has been purchased by China Cargo Airlines Co., Ltd., a subsidiary controlled by the Company.

(All amounts are in RMB Yuan; The notes are explanations to major items of consolidated financial statements except otherwise specified)

		Ending Balance			**Beginning Balance**	
Item	**Original Currency**	**Exchange Rate**	**RMB Equivalent**	**Original Currency**	**Exchange Rate**	**RMB Equivalent**
Cash			1,629,360.60			1,494,628.00
Bank Deposit			1,477,884,383.59			1,289,124,906.90
RMB	1,174,724,703.52	1	1,174,724,703.52	857,705,026.35	1.0000	857,705,026.35
USD	19,977,663.01	8.2773	165,361,110.03	29,430,384.11	8.2766	243,583,517.12
JPY	653,274,393.00	0.069035	45,098,797.72	1,070,637,938.00	0.063005	67,455,543.28
EUR	4,292,989.31	8.6360	37,074,255.68	1,478,947.84	7.3178	10,822,644.50
SGD	1,899,834.17	4.7705	9,063,158.91	10,419,523.29	4.4755	46,632,576.48
KRW	3,876,079,230.00	0.006898	26,737,194.53	4,906,922,311.00	0.006280	30,815,472.11
THB	50,453,884.55	0.1912	9,647,014.25	30,710,359.43	0.1874	5,755,121.36
NZD	400,619.13	4.35386	1,744,239.61	-		-
AUD	1,117,477.40	4.6787	5,228,341.51	419,519.51	4.2331	1,775,868.04
INR	18,534,650.64	0.17295	3,205,567.83	-		-
DEM	-	-	-	680,192.39	3.7415	2,544,939.83
FRF	-	-	-	13,878,176.02	1.1156	15,482,493.17
ESP	-	-	-	100,109,188.00	0.0440	4,404,804.28
BEF	-	-	-	11,835,173.00	0.1814	2,146,900.38
Other Monetary Fund			1,639,537,512.50			1,466,146,131.77
Total			**3,119,051,256.69**			**2,756,765,666.67**

Among the year-end balance, the restricted overseas deposit is equivalent to RMB1,553,633,180.75.

	Ending Balance			Beginning Balance		
	Balance	Provision for Impairment	Net Value	Balance	Provision for Impairment	Net Value
Stock Investment	290,000,000.00	-	290,000,000.00	-	-	-
Other Investment	374,108,272.14	-	374,108,272.14	-	-	-
	664,108,272.14	-	664,108,272.14	-	-	-

The Company entrusts ICBC Shanghai Branch to manage its other investment with its self-owned foreign exchange. The original currency is USD45,196,895.59. The interest rate is 1.3% and the maturity is from Jan. 2, 2003 to Jan. 23, 2003.

The Company entrusts Shenyin & Wanguo Securities Co., Ltd. to manage the stock investment for a period of one year. The supervisor is Bank of China Shanghai Branch. The maturity is from Sept. 19, 2003 to Dec. 28, 2003. According to the investment entrustment agreement, the investment gain is not higher than 7%-7.9% and the actual investment gains lower than the ratio shall be born by the Company. From the confirmation of assignee and supervisor, there is no significant loss to this asset as of Dec. 31, 2002.

5.3.1 Consolidated

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	1,193,323,084.87	91.71	3,579,969.26	1,189,743,115.61	853,963,033.23	87.81	2,798,747.52	851,164,285.71
In the Second Year	19,424,192.10	1.49	1,976,300.13	17,447,891.97	63,946,405.26	6.58	27,163,893.04	36,782,512.22
In the Third Year	42,852,769.67	3.29	27,639,501.87	15,213,267.80	17,673,072.74	1.82	8,169,768.23	9,503,304.51
In the Fourth Year	15,301,304.63	1.18	12,987,044.91	2,314,259.72	6,603,597.85	0.68	4,453,590.50	2,150,007.35
In the Fifth Year	13,411,099.00	1.03	7,075,665.36	6,335,433.64	16,613,980.45	1.71	7,917,461.75	8,696,518.70
Above 5 Years	16,886,502.43	1.30	16,886,502.43	-	13,655,402.49	1.40	13,385,756.40	269,646.09
Total	**1,301,198,952.70**	**100.00**	**70,144,983.96**	**1,231,053,968.74**	**972,455,492.02**	**100.00**	**63,889,217.44**	**908,566,274.58**

Among the above accounts receivable, there is no amount due from shareholder holding over 5% (including 5%) of the Company's share capital.

The top 5 companies owe a total amount of RMB372,994,478.55, accounting for 28.67% of the total ending balance.

The ending balance is 35% higher than the beginning balance, which is mainly due to the increase of sales volume.

5.3.2 Parent Company

	Ending Balance				Beginning Balance			
Aging	*Amount*	Percentage (%)	Provision for *Bad Debts*	*Net Amount*	*Amount*	Percentage (%)	Provision for *Bad Debts*	*Net Amount*
Within 1 Year	879,867,139.18	90.81	2,639,601.42	877,227,537.76	710,213,840.87	86.27	2,130,641.52	708,083,199.35
In the Second Year	4,861,887.67	0.50	725,550.58	4,136,337.09	59,962,470.62	7.28	26,927,630.40	33,034,840.22
In the Third Year	40,119,456.92	4.14	27,137,732.35	12,981,724.57	17,673,072.74	2.15	8,169,768.23	9,503,304.51
In the Fourth Year	15,255,933.66	1.57	12,980,239.26	2,275,694.40	5,865,479.99	0.71	4,342,872.82	1,522,607.17
In the Fifth Year	12,672,981.14	1.31	6,928,041.79	5,744,939.35	15,867,103.79	1.93	7,170,585.09	8,696,518.70
Above 5 Years	16,139,625.77	1.67	16,139,625.77	-	13,655,402.49	1.66	13,385,756.40	269,646.09
Total	**968,917,024.34**	**100.00**	**66,550,791.17**	**902,366,233.17**	**823,237,370.50**	**100.00**	**62,127,254.46**	**761,110,116.04**

Among the above accounts receivable, no amount is due from shareholder holding over 5% (including 5%) of the Company's share capital.

The top 5 companies owe a total amount of RMB372,994,478.55, accounting for 38.50% of the total ending balance. The ending balance is 19% higher than the beginning balance, which is mainly due to the increase of sales volume.

5.4.1 Consolidated

	Ending Balance				Beginning Balance			
Aging	Amount	Percentage (%)	Provision for Bad Debts	Net Amount	Amount	Percentage (%)	Provision for Bad Debts	Net Amount
Within 1 Year	145,002,385.65	30.12	4,969,937.91	140,032,447.74	221,143,942.44	36.95	4,066,893.12	217,077,049.32
In the Second Year	169,802,704.95	35.26	11,343,338.22	158,459,366.73	148,117,160.80	24.74	31,254,739.71	116,862,421.09
In the Third Year	61,737,956.66	12.82	27,782,732.84	33,955,223.82	153,209,068.71	25.59	22,821,260.14	130,387,808.57
In the Fourth Year	34,928,798.74	7.25	16,666,591.36	18,262,207.38	21,110,483.08	3.53	14,512,837.07	6,597,646.01
In the Fifth Year	18,689,200.67	3.88	13,941,635.21	4,747,565.46	16,009,851.67	2.67	10,401,970.33	5,607,881.34
Above 5 Years	51,406,502.64	10.67	38,127,257.49	13,279,245.15	39,024,213.98	6.52	28,974,398.73	10,049,815.25
Total	**481,567,549.31**	**100.00**	**112,831,493.03**	**368,736,056.28**	**598,614,720.68**	**100.00**	**112,032,099.10**	**486,582,621.58**

Among the year-end balance, RMB1,764,925.83 is due from Eastern Air Group Company, a shareholder holding 62% of the Company's share capital.

The top 5 companies owe a total amount of RMB245,588,650.98, accounting for 51.00% of the total ending balance.

5.4.2 Parent Company

	Ending Balance				Beginning Balance			
Aging	*Amount*	Percentage (%)	Provision for *Bad Debts*	*Net Amount*	*Amount*	Percentage (%)	Provision for *Bad Debts*	*Net Amount*
Within 1 Year	760,548,914.01	70.11	6,817,117.85	753,731,796.16	360,706,295.44	51.68	4,484,035.36	356,222,260.08
In the Second Year	167,402,548.78	15.43	11,223,330.41	156,179,218.37	137,058,789.19	19.63	21,994,307.15	115,064,482.04
In the Third Year	51,466,161.75	4.74	18,506,328.58	32,959,833.17	148,692,500.60	21.30	18,548,293.32	130,144,207.28
In the Fourth Year	59,855,571.47	5.52	12,197,498.58	47,658,072.89	10,069,055.58	1.44	3,548,147.57	6,520,908.01
In the Fifth Year	7,647,773.17	0.71	2,972,431.71	4,675,341.46	7,009,851.67	1.00	1,401,970.33	5,607,881.34
Above 5 Years	37,805,502.64	3.49	24,586,857.49	13,218,645.15	34,524,213.98	4.95	24,474,398.73	10,049,815.25
Total	**1,084,726,471.82**	**100.00**	**76,303,564.62**	**1,008,422,907.20**	**698,060,706.46**	**100.00**	**74,451,152.46**	**623,609,554.00**

Among the year-end balance, RMB1,764,925.83 is due from Eastern Air Group Company, a shareholder holding 62% of the Company's share capital.

The top 5 companies owe a total amount of RMB750,705,984.00, accounting for 69.21% of the total ending balance.

	Ending Balance		Beginning Balance	
Aging	**Amount**	**Percentage(%)**	**Amount**	**Percentage(%)**
Within 1 Year	51,566,416.00	54.23	96,282,270.92	100.00
In the Second Year	42,574,728.46	44.77	–	–
In the Third Year	954,635.00	1.00	–	–
Total	**95,095,779.46**	**100.00**	**96,282,270.92**	**100.00**

Among the year-end balance, no amount is due from shareholder holding over 5% (including 5%) of the Company's share capital.

Notes to the Financial Statements

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2002

Aging	Amount	Ending Balance Provision for Impairment	Net Value	Amount	Beginning Balance Provision for Impairment	Net Value
Aircraft Consumables	933,185,736.25	291,334,709.95	641,851,026.30	869,004,306.66	261,438,788.72	607,565,517.94
High-price Rotables	1,279,064,929.47	37,156,192.97	1,241,908,736.50	1,426,593,716.61	-	1,426,593,716.61
Common Appliance	16,041,238.71	-	16,041,238.71	18,311,071.70	-	18,311,071.70
Materials purchase	14,719,510.18	-	14,719,510.18	-	-	-
Low-price Consumables	-	-	-	1,190,791.15	-	1,190,791.15
Sub-contracted materials	1,638,649.01	-	1,638,649.01	-	-	-
Others	43,186,023.96	-	43,186,023.96	21,029,196.97	-	21,029,196.97
Total	**2,287,836,087.58**	**328,490,902.92**	**1,959,345,184.66**	**2,336,129,083.09**	**261,438,788.72**	**2,074,690,294.37**

Category	Beginning Balance	Increase, current	Amortization, Balance	Ending current
Aircraft operating Lease obligations	76,081,728.37	502,122,926.94	492,228,389.40	85,976,265.91
Aircraft insurance	12,039,441.92	158,066,110.60	161,616,809.60	8,488,742.92
Duties and value-added tax of aircraft under operating lease	5,626,459.31	28,904,651.62	31,779,723.98	2,751,386.95
Tickets printing expenses	369,206.22	1,361,515.40	1,292,769.40	437,952.22
Others	3,232,146.72	16,145,342.66	16,527,070.47	2,850,418.91
Total	**97,348,982.54**	**706,600,547.22**	**703,444,762.85**	**100,504,766.91**

5.8.1 Consolidated

Item	Ending Balance Amount	Provision for Impairment	Net Value	Beginning Balance Amount	Provision for Impairment	Net Value
Stock investment	360,000.00	-	360,000.00	360,000.00	-	360,000.00
Other equity investment:						
Subsidiaries	76,595,748.76	1,758,050.62	74,837,698.14	55,886,065.46	1,758,050.62	54,128,014.84
Associated companies	-	-	-	-	-	-
Affiliated companies	386,323,240.73	-	386,323,240.73	154,117,757.96	-	154,117,757.96
Other companies	-	-	-	-	-	-
Consolidation difference	(1,691,077.81)	-	(1,691,077.81)	-	-	-
Subtotal	461,227,911.68	1,758,050.62	459,469,861.06	210,003,823.42	1,758,050.62	208,245,772.80
Total	**461,587,911.68**	**1,758,050.62**	**459,829,861.06**	**210,363,823.42**	**1,758,050.62**	**208,605,772.80**

The ending balance of long-term equity investment is 119% higher than last year, which is mainly due to the investment in China Eastern Airlines Wuhan Co., Ltd..

5.8.1.1 Stock investment

Investee Company	Type of Shares	Quantity of Shares	% of the Registered Capital	Amount	Ending Balance Provision Market	Value
Huning Expressway Co., Ltd.	Legal person shares	200,000.00	-	360,000.00	-	2,460,000.00

5.8.1.2 *Other equity investment*

Investee Company	Investment Period	% of Shareholders' Equity	Amount	Ending Balance Including: Equity Investment Difference	Provision for Impairment
Eastern Airlines Industrial Co., Ltd.	30 years	85.86%	60,100,000.00	-	-
Qi Lu Eastern Airlines Catering Co., Ltd.	15 years	65.00%	12,003,243.27	-	-
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	12 years	40.00%	22,110,977.36	-	-
Eastern China Kaiya System Integration Co., Ltd.	No limit	37.00%	11,664,979.06	-	-
Shanghai Hongpu Civil Airport Communication Co., Ltd.	10 years	30.00%	7,541,576.54	-	-
Yantai Eastern Air Catering Co., Ltd.	15 years	40.00%	4,003,979.76	-	-
Eastern Air Group Finance Co., Ltd.	20 years	25.00%	110,193,520.00	(4,430,551.01)	-
Eastern (Shantou) Economic Development Co., Ltd.	15 years	55.00%	3,686,525.35	(7,360,466.75)	-
China Eastern Airlines Wuhan Co., Ltd.	30 years	40.00%	203,447,438.66	73,247,387.30	-
CAAC Information Network Co., Ltd.		0.30%	4,090,000.00	-	-
Eastern Aviation Advertising Service Co.	No limit	45.00%	15,761,641.74	2,253,600.95	-
Eastern Union Freight (HK) Co., Ltd.	No limit	41.00%	2,822,602.26	-	-
China Eastern Airlines Jiangsu Catering Co.	3 years	100.00%	498,000.00	-	498,000.00
Jiangsu Eastern Airlines Trade Co., Ltd.	15 years	55.00%	1,100,000.00	-	1,100,000.00
Jiangsu Eastern Airlines Industrial Co., Ltd.	19 years	70.00%	160,050.62	-	160,050.62
Jiangsu Eastern Airlines International Travel Agency Co., Ltd.	30 years	70.00%	1,050,000.00	-	-
Jiangnan Tourist (Hong Kong) Co.	No limit	100.00%	641,100.00	-	-
Eastern Airlines Jiangsu Advertisement Co., Ltd.	No limit	100.00%	893,354.87	-	-
Jiangsu Suying Labor Service Co., Ltd.	10 years	90.00%	150,000.00	-	-
Hengtai Insurance Brokerage Co., Ltd.	No limit	3.33%	1,000,000.00	-	-
Total			**462,918,989.49**	**63,709,970.49**	**1,758,050.62**

5.8.1.3 Equity Investment Difference

Investee Company	Original Amount	Amortization Period	Current Period Amortization	Remaining Amount	Reason
Eastern Air Group Finance Co., Ltd.	(5,538,188.77)	10 years	(553,818.88)	(4,430,551.01)	Note 1
Eastern (Shantou) Economic Development Co., Ltd.	(8,178,296.39)	10 years	(817,829.64)	(7,360,466.75)	Note 1
China Eastern Airlines Wuhan Co., Ltd.	76,432,056.31	10 years	3,184,669.01	73,247,387.30	Note 2
Eastern Aviation Advertising Service Co.	2,253,600.95	10 years	-	2,253,600.95	Note 1

Note 1: The transaction price is determined with reference to evaluated net assets. The difference between evaluated net assets and the carrying amount of net assets of subsidiaries is accounted for as equity investment difference.

Note 2: The former Wuhan Airlines took part in the incorporation of China Eastern Airlines Wuhan Co., Ltd. with its evaluated net assets, some of them are not recognized according to the accounting policy of the Company and the net assets on contribution date are adjusted accordingly.

5.8.1.4 Consolidation Difference

Investee Company	Original Amount	Amortization Period	Amortization this Period	Remaining Balance
Shanghai Eastern Fudart Transportation Services Co., Ltd.	(1,853,287.13)	10 years	(162,209.32)	(1,691,077.81)

5.8.2 Parent Company

Item	Ending Balance Amount	Ending Balance Provision for Impairment	Ending Balance Net Value	Beginning Balance Amount	Beginning Balance Provision for Impairment	Beginning Balance Net Value
Stock investment	-	-	-	-	-	-
Other equity investment:						
Subsidiaries	1,488,882,375.22	-	1,488,882,375.22	1,006,461,914.08	-	1,006,461,914.08
Associated companies	-	-	-	-		
Affiliated companies	382,500,638.47	-	382,500,638.47	151,113,403.53	-	151,113,403.53
Other companies	-		-	-		-
Subtotal	1,871,383,013.69	-	1,871,383,013.69	1,157,575,317.61	-	1,157,575,317.61
Total	**1,871,383,013.69**	**-**	**1,871,383,013.69**	**1,157,575,317.61**	**-**	**1,157,575,317.61**

5.8.2.1 Other Equity Investment

Investee Company	Investment Period	% of Shareholders' Equity	Amount	Ending Balance Including: Equity Investment Difference	Provision for Impairment
China Eastern Airlines Jiangsu Co., Ltd.	No limit	55.00%	144,178,332.00	-	-
Shanghai Eastern Flight Training Co., Ltd.	50 years	95.00%	332,801,577.75	-	-
Eastern Airlines Industrial Co., Ltd.	30 years	85.86%	60,100,000.00	-	-
China Cargo Airlines Co., Ltd.	No limit	70.00%	645,140,915.50	-	-
Qi Lu Eastern Airlines Catering Co., Ltd.	15 years	65.00%	12,003,243.27	-	-
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co., Ltd.	12 years	40.00%	22,110,977.36	-	-
Eastern China Kaiya System Integration Co., Ltd.	No limit	37.00%	11,664,979.06	-	-
Shanghai Hongpu Civil Airport Communication Co., Ltd.	10 years	30.00%	7,541,576.54	-	-
Yantai Eastern Air Catering Co., Ltd.	15 years	40.00%	4,003,979.76	-	-
Eastern Air Group Finance Co., Ltd.	20 years	25.00%	110,193,520.00	(4,430,551.01)	-
Eastern (Shantou) Economic Development Co., Ltd.	15 years	55.00%	3,686,525.35	(7,360,466.75)	-
Shanghai Eastern Airlines Investment Co., Ltd.	20 years	98.34%	294,658,306.70	-	-
China Eastern Airlines Wuhan Co., Ltd.	30 years	40.00%	203,447,438.66	73,247,387.30	-
CAAC Information Network Co., Ltd.		0.30%	4,090,000.00	-	-
Eastern Aviation Advertising Service Co.	No limit	45.00%	15,761,641.74	2,253,600.95	-
Total			**1,871,383,013.696**	**3,709,970.49**	**-**

5.8.2.2 Equity Investment Difference

Investee Company	Original Amount	Amortization Period	Current Period Amortization	Remaining Balance	Reason
Eastern Air Group Finance Co., Ltd.	(5,538,188.77)	10 years	(553,818.88)	(4,430,551.01)	Note 1
Eastern (Shantou) Economic Development Co., Ltd.	(8,178,296.39)	10 years	(817,829.64)	(7,360,466.75)	Note 1
China Eastern Airlines Wuhan Co., Ltd.	76,432,056.31	10 years	3,184,669.01	73,247,387.30	Note 2
Eastern Aviation Advertising Service Co.	2,253,600.95	10 years	-	2,253,600.95	Note 1

Note 1: For detailed reason please refer to 5.8.1.3.

Note 2: For detailed reason please refer to 5.8.1.3.

Item	Ending Balance Amount	Ending Balance Provision for Impairment	Ending Balance Net Value	Beginning Balance Amount	Beginning Balance Provision for Impairment	Beginning Balance Net Value
Bond	542,124,759.14	-	542,124,759.14	501,722,616.34	-	501,722,616.34

5.9.1 Long-term Bond Investment (Unit: USD)

Category	Par value	Initial Cost	Interest Rate per Annum	Maturity	Interest Accrued, Current	Interest Accrued, Current	Ending Balance Amount	Ending Balance Provision for Impairment
US Treasury Zero Coupon Bonds	71,475,000.00	27,810,207.00	8.0435477%	Feb. 2004	4,875,951.00	37,685,154.91	65,495,361.91	-

The ending balance is equivalent to RMB542, 124,759.14 with the exchange rate of 8.2773 prevailing at the end of the year.

Cost

	Beginning Balance	Increase	Decrease	Ending Balance
Self-purchased Aircraft	5,869,303,738.57	3,424,715,551.16	-	9,294,019,289.73
Aircraft Engines	1,647,780,457.11	122,548,222.95	21,290,000.00	1,749,038,680.06
Aircraft Held under Financial Lease	18,155,940,338.31	-	3,169,738,000.00	14,986,202,338.31
Building & Premises	1,798,590,070.78	236,220,545.77	17,146,533.06	2,017,664,083.49
Equipment	1,419,713,014.20	107,186,795.79	12,035,522.27	1,514,864,287.72
Vehicles	712,188,570.80	127,058,688.95	17,299,696.73	821,947,563.02
Total	**29,603,516,189.77**	**4,017,729,804.62**	**3,237,509,752.06**	**30,383,736,242.33**

Accumulated Depreciation

	Beginning Balance	Increase	Decrease	Ending Balance
Self-purchased Aircraft	2,446,674,460.40	1,787,356,817.78	-	4,234,031,278.18
Aircraft Engines	760,982,376.59	70,514,386.20	20,651,300.00	810,845,462.79
Aircraft Held under Financial Lease	7,700,386,442.43	643,224,178.19	2,509,247,495.27	5,834,363,125.35
Building & Premises	232,231,012.31	70,685,014.34	5,180,758.32	297,735,268.33
Equipment	699,214,115.91	123,044,321.56	9,979,203.13	812,279,234.34
Vehicles	432,126,595.05	88,916,692.10	14,430,083.93	506,613,203.22
Total	**12,271,615,002.69**	**2,783,741,410.17**	**2,559,488,840.65**	**12,495,867,572.21**

Net Value

	Beginning Balance	Increase	Decrease	Ending Balance
Self-purchased Aircraft	3,422,629,278.17	1,637,358,733.38	-	5,059,988,011.55
Aircraft Engines	886,798,080.52	52,033,836.75	638,700.00	938,193,217.27
Aircraft Held under Financial Lease	10,455,553,895.88	(643,224,178.19)	660,490,504.73	9,151,839,212.96
Building & Premises	1,566,359,058.47	165,535,531.43	11,965,774.74	1,719,928,815.16
Equipment	720,498,898.29	(15,857,525.77)	2,056,319.14	702,585,053.38
Vehicles	280,061,975.75	38,141,996.85	2,869,612.80	315,334,359.80
Total	**17,331,901,187.08**	**1,233,988,394.45**	**678,020,911.41**	**17,887,868,670.12**

Provision for Impairment

	Beginning Balance	Increase	Decrease	Ending Balance
Self-purchased Aircraft	3,570,000.00	-	-	3,570,000.00
Aircraft Engines	-	-	-	-
Aircraft Held under Financial Lease	-	-	-	-
Building & Premises	-	-	-	-
Equipment	-	-	-	-
Vehicles	-	-	-	-
Total	**3,570,000.00**	**-**	**-**	**3,570,000.00**

The increase of fixed assets this year includes RMB780,825.40 thousand transferred from construction-in-progress. The decrease of fixed assets this year is due to the transfer of aircraft held under financial lease to self-purchased aircraft and sale of aircraft. The net value of aircraft sold out is RMB107,577.30 thousand and the gains are RMB28,168.80 thousand. Among the ending balance, a net value of RMB1,017,004.10 of aircraft is collateralized.

Item	Beginning Balance	Increase	Decrease: Transfer to Fixed Assets	Decrease: Other Decrease	Ending Balance	Source of Fund	Progress
Advance Payment for A320 Aircraft	7,229.29	1,708,934,489.13	-	-	1,708,941,718.42	Loans, self-financing	Uncompleted
Advance payment for A340 Aircraft	739,494,727.46	605,531,164.38	-	-	1,345,025,891.84	Loans, self-financing	Uncompleted
Logistics Center (II) of Pudong Airport	45,733,938.80	188,439,012.26	141,883,360.50	8,460.00	92,281,130.56	Self-financing	Uncompleted
Deposit of A340-600 standby engine	-	27,879,888.39	-	-	27,879,888.39	Self-financing	Uncompleted
Xiamen International Travel Building	27,700,000.00	-	-	-	27,700,000.00	Self-financing	Uncompleted
Modification of BFEA340-600MSN488	-	22,857,057.52	-	-	22,857,057.52	Self-financing	Uncompleted
No. 3 Apartment of Block K-3, Pudong Airport	15,695,408.32	2,613,296.86	-	-	18,308,705.18	Self-financing	Uncompleted
Modification of BFEA340-600MSN468	-	18,059,430.72	-	-	18,059,430.72	Self-financing	Uncompleted
Modification of A340BFE into B2381	15,278,341.30	1,455,751.26	-	-	16,734,092.56	Self-financing	Uncompleted
Modification of A340BFE into B2380	7,182,841.32	9,380,755.19	-	-	16,563,596.51	Self-financing	Uncompleted
Modification of A340BFE into B2384	6,019,365.65	9,856,960.89	-	-	15,876,326.54	Self-financing	Uncompleted
Overhaul of Eastern Air Mansion	3,029,887.42	12,025,744.77	-	-	15,055,632.19	Self-financing	Uncompleted
Modification of A340BFE into B2383	7,706,746.48	6,014,172.68	-	-	13,720,919.16	Self-financing	Uncompleted
Modification of A340BFE into B2382	12,764,059.30	(395,544.53)	-	-	12,368,514.77	Self-financing	Uncompleted
Modification of BFEA320-200	-	12,058,775.31	-	-	12,058,775.31	Self-financing	Uncompleted

Item	Beginning Balance	Increase	Decrease: Transfer to Fixed Assets	Decrease: Other Decrease	Ending Balance	Source of Fund	Progress
Transformer Substation	14,940.00	8,336,047.00	-	-	8,350,987.00	Self-financing	Uncompleted
Modification of BFEA340-600MSN514	-	7,622,916.57	-	-	7,622,916.57	Self-financing	Uncompleted
Flight Building	6,760,000.00	-	-	-	6,760,000.00	Self-financing	Uncompleted
Advance Payment for B737 Aircraft	332,131,697.13	167,272,976.42	492,742,513.22	-	6,662,160.33	Loans, self-financing	Uncompleted
Garage for Special Vehicles	3,421,217.11	2,416,894.18	-	-	5,838,111.29	Self-financing	Uncompleted
Aircraft Garage at Changbei	499,541.37	4,387,907.73	-	-	4,887,449.10	Self-financing	Uncompleted
Garbage Disposal Center	2,892,316.72	1,780,635.00	-	-	4,672,951.72	Self-financing	Uncompleted
Aircraft Appliance Warehouse	4,360,000.00	-	-	-	4,360,000.00	Self-financing	Uncompleted
Office for No. 9 Lochus, Military Police	3,800,000.00	-	-	-	3,800,000.00	Self-financing	Uncompleted
24 Apartments	3,628,099.95	-	-	-	3,628,099.95	Self-financing	Uncompleted
Others (78 items)	156,156,254.52	46,609,340.27	146,199,560.16	32,835,924.14	23,730,110.49		
Total	**1,394,276,612.14**	**2,863,137,672.00**	**780,825,433.88**	**32,844,384.14**	**3,443,744,466.12**		

Including: Capitalized interests

Item	Beginning Balance	Increase	Decrease	Ending Balance
Advance Payment for A340 Aircraft	39,550,569.48	50,746,316.58	–	90,296,886.06
Advance Payment for A320 Aircraft	–	26,179,195.38	–	26,179,195.38
Advance Payment for B737 Aircraft	3,404,764.81	28,040,343.92	30,370,125.90	1,074,982.83
Pudong Base	11,378,169.51	–	11,378,169.51	–
Total	**54,333,503.80**	**104,965,855.88**	**41,748,295.41**	**117,551,064.27**

Provision for impairment of construction-in-progress

Project	Beginning Balance	Increase, Current	Decrease, Current	Ending Balance	Reason
Xiamen International Travel Building	10,000,000.00	-	-	10,000,000.00	Collateralized. The cost is obviously above net realizable value.

The year-end balance of construction-in-progress is 148% higher than beginning balance, mainly due to the increase of prepayment for purchase of aircraft.

Category	Land Use Right	Premise Use Right	Software	Others	Total
Initial Amount	1,306,788,133.64	43,732,860.00	5,038,325.19	1,077,165.00	1,356,636,483.83
Acquisition Method	Contribution/self-purchase	Self-purchase	Self-purchase	Self-purchase	
Beginning Balance:					
Amount	1,226,853,084.56	40,904,987.34	183,333.36	913,401.63	1,268,854,806.89
Less: Provision for Impairment	-	-	-	-	-
Net Value	1,226,853,084.56	40,904,987.34	183,333.36	913,401.63	1,268,854,806.89
Increase:	31,848,894.71	-	4,788,325.19	-	36,637,219.90
Decrease:					
Transfer out	887,250.00	-	-	254,896.63	1,142,146.63
Amortization	29,253,857.55	898,427.16	558,914.40	135,720.00	30,846,919.11
Provision (write-off) of impairment	-	-	-	-	-
Subtotal	30,141,107.55	898,427.16	558,914.40	390,616.63	31,989,065.74
Ending Balance:					
Amount	1,228,560,871.72	40,006,560.18	4,412,744.15	522,785.00	1,273,502,961.05
Less: Provision for Impairment	-	-	-	-	-
Net Value	1,228,560,871.72	40,006,560.18	4,412,744.15	522,785.00	1,273,502,961.05
Remaining Months	56~576	4~552	48~59	40~47	

Notes to the Financial Statements

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2002

	Customs Duties and VAT on Aircraft Held under Operating Lease	Supervision Charges on Aircraft with Tax Reduction	Flying Crew Training Expenses	Aircraft Modification Expenses	Uniform Cost	Other Deferred Expenses	Total
Initial Amount	202,056,671.12	3,090,236.61	119,388,000.00	123,711,771.90	40,701,383.05		
Beginning Balance	68,518,341.01	1,545,118.41	38,018,909.39	67,906,346.36	18,668,825.05	35,839,800.90	230,497,341.12
Increase	12,070,313.36		49,742,000.00	12,412,157.57	9,328,166.70	883,602.42	84,436,240.05
Amortization	16,017,760.56	309,023.64	23,898,078.39	8,080,687.08	12,091,582.65	6,434,201.87	66,831,334.19
Ending Balance	64,570,893.81	1,236,094.77	63,862,831.00	72,237,816.85	15,905,409.10	30,289,201.45	248,102,246.98
Accumulated Amortization	137,485,777.31	1,854,141.84	55,525,169.00	51,473,955.05	24,795,973.95		
Remaining Months	39-40 months	17 months	7-44 months	84-96 months			

5.14.1 Consolidated

Item	Ending Balance	Beginning Balance
Provision for Bad Debts	33,917,994.63	32,727,092.78
Provision for Impairment of Inventory	50,535,492.19	40,338,264.61
Provision for Impairment of Fixed Assets	535,500.00	535,500.00
Provision for Impairment of Construction-in-progress	1,500,000.00	1,500,000.00
Provision for Impairment of Long-term Investment	580,156.70	580,156.70
Tax Losses Carried Forward	141,476,924.86	31,753,211.26
Depreciation	(182,463,110.06)	(62,355,183.53)
Investment Gains	(1,470,102.85)	(318,747.13)
Total	**44,612,855.47**	**44,760,294.69**

437

5.14.2 Parent Company

Item	Ending Balance	Beginning Balance
Provision for Bad Debts	20,701,465.62	19,869,333.03
Provision for Impairment of Inventory	44,649,956.26	34,708,314.51
Provision for Impairment of Fixed Assets	535,500.00	535,500.00
Provision for Impairment of Construction-in-progress	1,500,000.00	1,500,000.00
Provision for Impairment of Long-term Investment	-	-
Tax Losses Carried Forward	141,476,924.86	31,753,211.26
Depreciation	(182,463,110.06)	(62,355,183.53)
Investment Gains	(1,470,102.85)	(318,747.13)
Total	**24,930,633.83**	**25,692,428.14**

Category	Ending Balance	Beginning Balance
Credit Loans	4,501,508,747.03	300,000,000.00
Guarantee Loans	-	982,641,751.70
Total	**4,501,508,747.03**	**1,282,641,751.7**

The ending balance is 251% more than last year, which is mainly because the Company relies more on financing due to various investments.

Item	Ending Balance	Beginning Balance
Commercial Acceptance Bills	411,246,877.94	-

The Company has signed some comprehensive credit facility contracts with China Minsheng Banking Corp. Ltd. Shanghai Branch, Shenzhen Development Bank Shanghai Branch, and Shanghai Pudong Development Bank Konggang Sub-branch this year. The notes payable are discounted commercial acceptance bills issued by banks for the purchase of equipment with discount interests born by the Company.

Accounts payable

	Ending Balance	Beginning Balance
Accounts Payable	371,620,243.08	251,391,559.30

Accounts payable refer to the amounts payable to other airlines, which have been billed but unsettled yet and the amounts payable for purchase of aviation equipment.

There is no amount due to shareholders holding more than 5% (including 5%) of the Company's voting shares.

The ending balance is 48% higher than the beginning balance, which is due to the increase of unsettled amount payable to other airlines.

Advances from Customers

	Ending Balance	Beginning Balance
Advances from Customers	61,085,495.49	57,525,967.87

The ending balance with an aging of over 3 years is RMB36,376,219.74, which is advance payment from customer for the purchase of 15-year premise use right. The advance payment is to be transferred to revenue in 15 years. The balance has not been transferred to revenue. There is no amount due to shareholders that hold more than 5% (including 5%) of the Company's voting shares.

International Sales in Advance of Carriage

<International Sales in Advance of Carriage> refers to the amount pending settlement resulting from the sale of passenger, cargo, mail and over-weighted luggage tickets for international routes. On receipt of evidence of transportation provided by the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <International Sales in Advance of Carriage> has an ending credit balance of RMB733,115,841.87.

The ending balance of International Sales in Advance of Carriage is 36% higher than that of last year, which is mainly because the increase of ticket proceeds.

<Domestic Sales in Advance of Carriage> refers to the amount pending settlement resulting from the sale of passenger, cargo, mail and over-weighted luggage tickets for domestic routes. On receipt of the evidence of transportation from the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <Domestic Sales in Advance of Carriage> has an ending credit balance of RMB141,852,544.34.

The ending balance of payroll payable is RMB60,770,968.76, 115% higher than last year, which is because the payroll and bonus is paid to staff in the next year.

The ending balance of welfare payable is RMB46,852,557.69, 45% higher than last year, which is because the Company has accrued more welfare fund due to the increase of total payroll.

Item	Ending Balance	Beginning Balance
Dividends of Legal-person Shares	62,948,841.00	60,000,000.00
Dividends of Public Shares	37,339,000.00	37,339,000.00
Total	**100,287,841.00**	**97,339,000.00**

Item	Ending balance	Beginning balance
Income Tax	122,686,423.44	84,705,366.97
Value-added Tax	1,836,551.03	20,179,599.25
Business Tax	54,464,186.81	45,216,696.64
City Construction Tax	4,287,710.88	3,265,116.08
Others	4,254,667.70	4,220,832.50
Total	**187,529,539.86**	**157,587,611.44**

The civil aviation infrastructure levies are charged at a certain percentage of the traffic revenue and are payable to CAAC. The year-end balance is RMB151,492,858.97, 38% less than that of last year, which is mainly because the Company has paid more this year.

	Ending balance	Beginning balance
Other Payables	759,155,254.83	698,184,701.33

Among the ending balance, RMB19,134,851.02 is payable to Eastern Air Group Company, a shareholder holding over 5% of the Company's share capital.

The balance of other payables with an aging of over 3 years is RMB20,788,840.92, mainly unpaid flying crew training expenses and deposit from agents for tickets.

Item	Ending Balance	Beginning Balance	Reason of Accrual
Aircraft Operating Lease Obligation	71,488,498.31	28,003,985.38	Accrued but not paid
Accrued Interest on Aircraft under Financial Lease	113,453,171.80	129,518,091.66	Accrued but not paid
Overhaul Expenses of Aircraft Engines	1,202,799,635.72	1,055,862,670.18	Accrued but not paid
Taking-off & Landing Charges	420,325,453.57	371,787,149.00	Accrued but not paid
Aircraft Fuel	307,475,642.31	162,609,835.91	Accrued but not paid
Food and Beverage	62,049,268.88	79,344,948.53	Accrued but not paid
Aircraft Insurance	12,446,521.30	3,687,972.37	Accrued but not paid
Flying Hours Expenses	10,786,374.12	8,664,909.48	Accrued but not paid
Flight Crew Training	8,162,818.47	2,441,386.50	Accrued but not paid
Off-Port Information Expense	56,288,250.93	20,663,272.88	Accrued but not paid
Rentals of Office Buildings	15,903,578.11	–	Accrued but not paid
Others	16,255,480.08	3,928,440.22	Accrued but not paid
Total	**2,297,434,693.60**	**1,866,512,662.11**	

The year-end balance of accrued liability is RMB365,973.00, 91.95% less than that of last year, which is because the Company has paid most of the amount.

Item	Ending Balance	Beginning Balance
Current Portion of Long-term Loans	984,952,960.00	100,000,000.00
Current Portion of Long-term Accounts Payable	2,524,415,084.78	2,844,416,833.25
Current Portion of Amount Payable due to Assets Transfer	30,000,000.00	30,000,000.00
Total	**3,539,368,044.78**	**2,974,416,833.25**

Current Portion of Long-term Accounts Payable is amount payable for fixed assets held under financial lease. Details are as follows:

Item	Ending Balance	Beginning Balance
The least payment for fixed assets held under financial lease	3,114,783,680.70	3,558,433,107.53
Less: Un-transferred financing expenses	590,368,595.92	714,016,274.28
Net amount of long-term accounts payable for fixed assets held under financial lease	**2,524,415,084.78**	**2,844,416,833.25**

Type	Ending Balance	Beginning Balance
Credit	2,348,556,295.63	450,000,000.00
Guaranteed	687,500,000.00	1,900,000,000.00
Collateralized	739,832,417.12	855,690,568.88
Total	**3,775,888,712.75**	**3,205,690,568.88**

The collateral of the collateralized loan are three Airbus A320 aircraft, of which the relevant procedures are still in process.

Item	Ending Balance	Beginning Balance
Accounts payable for fixed assets held under financial lease	7,393,355,532.98	9,021,810,379.06
Accounts payable to China Civil Aviation Flight Institute	180,000,000.00	210,000,000.00
Total	**7,573,355,532.98**	**9,231,810,379.06**

5.31.1 Accounts Payable for Fixed Assets Held under Financial Lease

Item	Ending Balance	Beginning Balance
Least payment for fixed assets held under financial lease	8,502,268,858.55	10,686,613,933.50
Less: Un-transferred financing expenses	1,108,913,325.57	1,664,803,554.44
Net amount of long-term accounts payable for fixed assets held under financial lease	**7,393,355,532.98**	**9,021,810,379.06**

The ending balance of accounts payable for fixed assets held under financial lease is RMB7,393,355,532.98, which is payable to financial lease companies for aircraft held under financial lease. The balance includes USD652,359,569.47 translated at the exchange rate of @8.2773; DEM199,170,309.35, translated at @4.4155; JPY16,138,816,074.00, translated at @0.069035.

The net amount of accounts payable for fixed assets held under financial lease is RMB7,393,355,532.98, including RMB8,502,268,858.55 of least payment for fixed assets held under financial lease and 1,108,913,325.57 of un-transferred financing expenses.

5.31.2 The Company acquired the assets of Great Wall Airlines Co., which was under the jurisdiction of China Civil Aviation Flight Institute, at a price of RMB270 million. According to the transfer agreement, the Company will pay in installments in 9 years starting from June 2001. The Company paid RMB30,000,000.00 this year.

Item	Ending Balance	Beginning Balance
Tangible Assets Donated	181,714.53	181,714.53
Assets Revaluation Increment	471,555.00	550,147.50
Total	**653,269.53**	**731,862.03**

	Beginning Balance	Change, Current	Ending Balance
I. Unlisted Shares			
1. Sponsors' Shares			
Including:			
State-owned Shares	3,000,000,000.00	-	3,000,000,000.00
2. Subscribed Legal Person Shares			
3. Internal Staff Shares			
Total Unlisted Shares	3,000,000,000.00	-	3,000,000,000.00
II. Listed Shares			
1. Domestically Listed RMB Common shares	300,000,000.00	-	300,000,000.00
2. Domestically Listed Foreign Invested Shares			
3. Overseas Listed Foreign Invested Shares	1,566,950,000.00	-	1,566,950,000.00
Total Listed Shares	1,866,950,000.00	-	1,866,950,000.00
III. Total Capital Shares	4,866,950,000.00	-	4,866,950,000.00

Item	Beginning Balance before Adjustment	Retrospective Adjustment	Beginning Balance after Adjustment	Increase	Decrease	Ending Balance
Premium on Shares	954,456,511.50	-	954,456,511.50	-	-	954,456,511.50
Reserve for Acquisition of Donated Non-monetary Assets	-	-	-	-	-	-
Reserve for Acquisition of Donation in Cash	-	-	-	120,000.00	-	120,000.00
Reserve for Equity Investment	29,728,008.58	-	29,728,008.58	-	-	29,728,008.58
Reserve for Asset Revaluation Increment	243,616,522.17	-	243,616,522.17	-	40,530,209.43	203,086,312.74
Other Capital Surplus Transferred In	35,011,332.21	(6,530,495.85)	28,480,836.36	41,238,115.24	-	69,718,951.60
Total	**1,262,812,374.46**	**(6,530,495.85)**	**1,256,281,878.61**	**41,358,115.24**	**40,530,209.43**	**1,257,109,784.42**

The adjustment of beginning balance is the shortfall between collected sales proceeds of apartments sold to staff and the estimated amount.

The current decrease of <Capital Surplus-Reserve for Asset Revaluation Increment> mainly refers to the amortization of asset evaluation increment of RMB400,948,524.29 formed during the restructuring of the Company. From year 1998, the balance is to be amortized into < Capital Surplus-Other Capital Surplus Transferred In> evenly over a period of 10 years.

Item	Beginning Balance	Increase, Current	Decrease, Current	Ending Balance
Statutory Surplus Reserve	18,898,221.04	10,695,313.20	–	29,593,534.24
Public Welfare Fund	18,898,221.04	10,614,147.54	–	29,512,368.58
Discretionary Surplus Reserve	–	81,165.66	–	81,165.66
Total	**37,796,442.08**	**21,390,626.40**	**–**	**59,187,068.48**

Undistributed Profit at the Beginning of the Year before Adjustment	73,814,681.06
Add: Retrospective adjustment of beginning balance	21,815,510.73
Including: Supplementary Public Housing Fund of 2001	(14,364,244.00)
Retrospective Adjustment of Income Tax	36,179,754.73
Undistributed Profit at the Beginning of the Year after Adjustment	95,630,191.79
Add: Current Profit	124,259,490.12
Distributable Profit	219,889,681.91
Less: Appropriation of Surplus Reserve	21,390,626.40
Appropriation of Staff Bonus & Welfare Fund	341,032.19
Dividends of Common Shares	97,339,000.00
Ending Balance	**100,819,023.32**

For details of adjustment to beginning balance please see Note 2.18.

The net profit this year is to make good the losses of 1998. The surplus reserve is appropriated by China Cargo Airlines Co., Ltd., a subsidiary included in the consolidation scope, according to after-tax profit. According to the resolutions of the second routine meeting of Board of Directors in 2003, the Company will distribute a 0.20 Yuan (tax included) cash dividend for every 10 shares, a total of 97,339,000 from the accumulated distributable profit.

5.37.1 Consolidated

5.37.1.1 Business Type

Item	Revenue Year 2002	Revenue Year 2001	Cost Year 2002	Cost Year 2001
Air Transportation & Commission	**13,379,279,059.75**	12,827,712,817.74	**10,213,367,112.89**	9,886,672,302.59
Training	**11,366,765.58**	11,626,471.05	**7,648,578.38**	9,007,917.80
Total	**13,390,645,825.33**	12,839,339,288.79	**10,221,015,691.27**	9,895,680,220.39

5.37.1.2 Region

Item	Revenue Year 2002	Revenue Year 2001	Cost Year 2002	Cost Year 2001
International	**5,571,650,074.70**	5,768,928,542.88	**4,659,868,050.69**	4,650,969,703.59
Regional	**5,612,659,786.51**	4,813,048,221.77	**4,123,430,579.29**	3,859,315,285.95
Total	**2,206,335,964.12**	2,257,362,524.14	**1,437,717,061.29**	1,385,395,230.85
	13,390,645,825.33	12,839,339,288.79	**10,221,015,691.27**	9,895,680,220.39

The revenue from top 5 customers is 1,518,598,534.88, representing 11.34% of the total revenue.

5.37.2 Parent Company

5.37.2.1 Business Type

Item	Revenue Year 2002	Revenue Year 2001	Cost Year 2002	Cost Year 2001
Air Transportation & Commission	**11,128,759,660.56**	10,836,053,949.83	**8,510,522,752.59**	8,309,081,958.21

5.37.2.2 Region

Item	Revenue Year 2002	Revenue Year 2001	Cost Year 2002	Cost Year 2001
Domestic	**4,785,673,698.76**	5,001,918,896.68	**4,049,510,978.23**	3,946,813,930.15
International	**4,288,482,219.73**	3,723,722,212.33	**3,159,948,587.51**	3,157,451,144.12
Regional	**2,054,603,742.07**	2,110,412,840.82	**1,301,063,186.85**	1,204,816,883.94
Total	**11,128,759,660.56**	10,836,053,949.83	**8,510,522,752.59**	8,309,081,958.21

The revenue from top 5 customers is 1,518,598,534.88, representing 13.65% of the total revenue.

Notes to the Financial Statements

(Prepared in accordance with PRC Accounting Regulations)
Year ended 31 December 2002

Item	Year 2002	Year 2001
Business Tax	**276,858,909.03**	269,785,481.57
City Construction Tax	**18,863,070.34**	18,577,736.86
Education Tax	**8,716,110.60**	8,473,660.99
Total	**304,438,089.97**	296,836,879.42

	Year 2002			Year 2001		
Item	**Revenue**	**Cost**	**Profit**	Revenue	Cost	Profit
Materials Transfer	**11,804,244.71**	**9,030,533.64**	**2,773,711.07**	4,087,328.78	2,469,459.47	1,617,869.31
Commission	**693,951.91**	**21,554.30**	**672,397.61**	10,026,677.53	329,724.02	9,696,953.51
Ground Service	**583,620,478.71**	**221,787,109.39**	**361,833,369.32**	455,072,792.31	106,971,029.18	348,101,763.13
Aircraft Sub-lease	**208,460,506.76**	**40,001,610.61**	**168,458,896.15**	196,367,690.14	93,364,271.96	103,003,418.18
Fuel Surcharges	**304,340.85**	**15,202.24**	**289,138.61**	74,641,151.06	2,530,625.06	72,110,526.00
Others	**15,324,492.24**	**5,044,469.18**	**10,280,023.06**	11,244,634.58	4,695,288.15	6,549,346.43
Total	**820,208,015.18**	**275,900,479.36**	**544,307,535.82**	751,440,274.40	210,360,397.84	541,079,876.56

Item	Year 2002	Year 2001
Interest Expenses	**884,500,906.00**	916,161,454.66
Less: Interest Income	**77,326,940.51**	78,968,249.81
Exchange Losses	**256,550,847.45**	31,143,057.54
Less: Exchange Gains	**223,508,872.85**	173,291,160.98
Others	**4,305,655.88**	4,676,902.51
Total	**844,521,595.97**	699,722,003.92

5.41.1 Consolidated

Item	**Year 2002**	Year 2001
Stock Investment Gains	**490,645.16**	-
Bond Investment Gains	**40,357,799.48**	37,354,688.77
Profit Distributed by Investee Company Accounted with Cost Method	**-**	152,417.88
Net Increase (Decrease) of Shareholders' Equity of Investee Companies Adjusted at the End of the Year	**(17,939,062.73)**	12,614,291.41
Amortization of Equity Investment Difference	**(1,650,811.17)**	553,818.88
Others	**-**	6,621,294.94
Total	**21,258,570.74**	57,296,511.88

The investment gain is 63% less then last year, which is mainly because China Eastern Airlines Wuhan Co., Ltd., a new investee company, has incurred losses, which is included in the income statement of the Company with equity method.

5.41.2 Parent Company

Item	**Year 2002**	Year 2001
Stock Investment Gains	**-**	-
Bond Investment Gains	**40,357,799.48**	37,354,688.77
Net Increase (Decrease) of Shareholders' Equity of Investee Companies Adjusted at the End of the Year	**147,933,467.28**	50,437,071.40
Amortization of Equity Investment Difference	**(1,813,020.49)**	-
Others	**-**	6,621,294.94
Total	**186,478,246.27**	94,413,055.11

[illegible]

Item	**Year 2002**	Year 2001
Financial Subsidy	**54,810,000.00**	750,000.00

5.42.1 *With the approval of Shanghai government and relevant authorities, the Company is granted a lump-sum* financial subsidy of 40 million for the move of international flights to Pudong International Airport.

5.42.2 Ningbo Branch was granted an interest subsidy of 13.61 million from Ningbo Finance Bureau.

5.42.3 With the approval of Shanxi Provincial Department of Finance, Shanxi Branch was granted a financial subsidy of 1.20 million for Taiyuan-Hong Kong route.

Item	Year 2002	Year 2001
Net Gains on Disposal of Fixed Assets	**28,417,571.21**	18,128,464.28
Penalty Income	**1,978,443.48**	2,939,939.96
Others	**504,608.71**	12,243,975.36
Stock Profit of Fixed Assets	**26,248.80**	-
Total	**30,926,872.20**	33,312,379.60

Item	Year 2002	Year 2001
Net Loss on Disposal of Fixed Assets	**19,473,309.88**	11,706,036.58
Stock Shortage of Fixed Assets	**174,574.89**	-
Penalties	**1,707,403.00**	1,570,182.50
Donation	**1,860,218.19**	668,359.77
Aircraft Lease Termination Charge	-	19,057,766.57
Provision for Impairment of Fixed Assets	-	3,570,000.00
Asset Collateral Expense	-	6,546,797.00
Others	**5,110,348.15**	5,140,673.24
Total	**28,325,854.11**	48,259,815.66

The non-operating expenses have decreased by 41% compared with last year, mainly because the expenditure of aircraft lease termination charge, provision for impairment of fixed assets and asset collateral expense of last year was huge in amount while there is no such kind of expense this year.

The income tax this year is 69,812,153.90, calculated on the profit of the parent company and subsidiaries. Tax effects of taxable temporary timing differences are recognized as deferred income tax liabilities. Tax effects of deductible temporary timing differences are recognized as deferred income tax assets.

5.46.1 The cash paid relating to other financing activities is RMB2,120,509,604.36, payment of principal and interests of financial lease obligations.

6.1.1 Brief Introduction of Related Parties with Control Relationship

Company	Registered Address	Main Operations	Relation with the Company	Type	Legal Representative
Eastern Air Group Company	Hongqiao West Rd., Shanghai	Management of subsidiary companies	Parent company	State-owned	Ye Yigan
Shanghai Eastern Flight Training Co., Ltd.	Waigaoqiao, Shanghai	Training of flying crew and other staff in connection with aviation	Subsidiary	Limited Liability	Yan Banghong
Qi Lu Eastern Air Catering Co. Ltd.	Jinan	Manufacturing and sale of food, supply of food and beverage on board	Subsidiary	Limited Liability	Wang Yunlong
Jiangsu Eastern Airlines Traveling Agency Co., Ltd.	Nanjing	Tourist service, sales of souvenirs and handicraft	Subsidiary	Limited Liability	Hua Dexiang
Eastern Airlines Industrial Co., Ltd.	Beijing	Sales of packaged food, beverage, knitwear, grocery	Subsidiary	Limited Liability	Cao Jianxong
China Cargo Airlines Co. Ltd.	Pudong New Area	Air transportation of cargo and mails over domestic and international air routes	Subsidiary	Limited Liability	Li Zhongming
Jiangnan Tourism (Hong Kong) Co.	Hong Kong	Tourist service	Subsidiary	Limited Liabilities	Su Guoxin
China Eastern Airlines Jiangsu Co., Ltd.	Nanjing	Air transportation of passengers, cargo and mails over domestic and approved international air routes	Subsidiary	Limited Liability	Su Guoxin
Eastern Airlines Jiangsu Advertisement Co.	Nanjing	Design of newspaper, advertisement, and presswork	Subsidiary	Collective owned enterprise	Yang Jianmin
Shanghai Eastern Fudart Transportation Services Co., Ltd.	Pudong New Area, Shanghai	Agent services for transportation of imp. & exp. cargo by air or sea; international air express	Subsidiary	Sino-foreign joint venture	Zhou Liguo

6.1.2 Registered Capital and its Movement of Related Parties with Control Relationship

Company	Beginning Balance	Increase, Current	Decrease, Current	Ending Balance
Eastern Air Group Company	748,970,000	–	–	748,970,000
Shanghai Eastern Flight Training Co., Ltd.	358,000,000	–	–	358,000,000
Qi Lu Eastern Air Catering Co. Ltd.	13,366,667.20	–	–	13,366,667.20
Jiangsu Eastern Airlines Traveling Agency Co., Ltd.	1,500,000	–	–	1,500,000
Eastern Airlines Industrial Co., Ltd.	49,500,000	20,500,000	–	70,000,000
China Cargo Airlines Co. Ltd.	500,000,000	–	–	500,000,000
Jiangnan Tourism (Hong Kong) Co.	641,100	–	–	641,100
China Eastern Airlines Jiangsu Co., Ltd.	257,503,600	–	–	257,503,600
Eastern Airlines Jiangsu Advertisement Co.	300,000	–	–	300,000
Shanghai Eastern Fudart Transportation Services Co., Ltd.	–	USD1,000,000	–	USD1,000,000

6.1.3 Stock Held and its Movement of Related Parties with Control Relationship

Company	Beginning Balance		Increase, Current		Decrease, Current		Ending Balance	
	Amount	%	Amount	%	Amount	%	Amount	%
Eastern Air Group Company	3,000,000,000.00	62.00	-	-	-	-	3,000,000,000.00	62.00
Shanghai Eastern Flight Training Co., Ltd.	340,100,000.00	95.00	-	-	-	-	340,100,000.00	95.00
Qi Lu Eastern Aviation Catering Co.	8,688,333.68	65.00	-	-	-	-	8,688,333.68	65.00
Jiangsu Eastern Airlines Traveling Agency Co., Ltd.	825,000.00	38.50	-	-	-	-	825,000.00	38.50
Eastern Airlines Industrial Co., Ltd.	39,600,000.00	80.00	20,500,000.00	5.86	-	-	60,100,000.00	85.86
China Cargo Airlines Co. Ltd.	350,000,000.00	70.00	-	-	-	-	350,000,000.00	70.00
Jiangnan Tourism (H.K.) Co.	352,605.00	55.00	-	-	-	-	352,605.00	55.00
China Eastern Airlines Jiangsu Co., Ltd.	141,626,980.00	55.00	-	-	-	-	141,626,980.00	55.00
Eastern Airlines Jiangsu Advertisement Co.	893,354.87	55.00	-	-	-	-	893,354.87	55.00
Shanghai Eastern Fudart Transportation Services Co., Ltd.	-	-	7,088,244.40	51.00	-	-	7,088,244.40	51.00

6.1.4 Transactions with Related Parties with Control Relationship (Unit: RMB'000)

6.1.4.1 Transaction Amount with Related Parties

6.1.4.1.1 Supply of Food and Beverage

Company	**Year 2002**	Year 2001
Qi Lu Eastern Air Catering Co. Ltd.	**8,823**	6,426

6.1.4.1.2 Lease

The Company leases an office building from Eastern Airline Group Company for a period of 50 years (from Jan. 1, 1999 to Jan. 1, 2049). The total rent is RMB16 million, which has been paid off this year.

6.1.4.1.3 Acquisition of Equity

The Company purchased 51% of the equity of Shanghai Eastern Fudart Transportation Services Co., Ltd. from Eastern Airline Group Company at a price of RMB7,088,000, according to the book value of net assets on the date stipulated in the agreement.

The Company purchased 45% of the equity of Eastern Aviation Advertising Service Co. from Eastern Airline Group Company at a price of 15,762,000, according to the evaluated net assets on the date stipulated in the agreement.

The Company purchased 55% of the equity of Eastern (Shantou) Economic Development Co., Ltd. from Eastern Airline Group Company at a price of RMB2,750,000, according to the amount recognized by Eastern Airline Group Company on contribution.

6.1.4.2 Amount Due From or To the Related Parties

	Ending Balance	**Beginning Balance**
Other Receivables: GEA Group	1,765	638
Other Payables: GEA Group	19,135	34,605
Jiangsu Eastern Airlines Traveling Agency Co.	11,950	5,569

6.2.1 Nature of Relation with Related Parties without Control Relationship

Company	**Relation with the Company**
Eastern Aviation Import and Export Company	Same parent company
Shanghai Eastern Air Industrial Corporation	Same parent company
Qingdao Air Service Co., Ltd.	Same parent company
Eastern Air Group Finance Co., Ltd.	Same parent company
Shanghai Eastern Real Estate Operation Co.	Same parent company
Shanghai Eastern Air Catering Co., Ltd.	Same parent company
Eastern (Shantou) Economic Development Co., Ltd.	Same parent company
Shanghai Eastern Aviation Equipment Manufacturing Corporation	Same parent company
Shanghai Aviation Printing Co., Ltd.	Same parent company
Eastern Aviation Advertising Service Co.	Same parent company
Shanghai Eastern Development Co.	Same parent company
Shanghai Travel Service (Hong Kong) Co., Ltd.	Same parent company
Shanghai Dongmei Aviation Corporation Limited	Same parent company
Eastern International Tourism Transportation Co., Ltd.	Same parent company
Eastern (Zhoushan) Tourism Industrial development Company	Same parent company
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	Subsidiary
Shanghai Civil Aviation Dongda Industrial Co.	Same parent company
Shanghai Eastern Air Real Estate Management Co.	Same parent company
Eastern Automobile Repair Works	Same parent company
Shanghai Tourism (Hong Kong) Co., Ltd.	Same parent company
Shanghai Eastern General Service Co.	Same parent company
China Eastern Airlines Wuhan Co., Ltd.	Subsidiary

6.2.2 Amount of Related Party Transactions

6.2.2.1 Purchase

The breakdown of purchase of fixed assets, flight equipment or food and beverage by the Company from related parties is as follows.

Company	Year 2002	Year 2001
Eastern Aviation Import and Export Company	**3,414,820**	1,148,260
Shanghai Eastern Air Industrial Corporation	**13,893**	10,688
Qingdao Air Service Co., Ltd.	**12,751**	10,926
Shanghai Eastern Air Catering Co., Ltd.	**117,242**	101,160
Eastern (Shantou) Economic Development Co., Ltd.	**46,666**	52,821
Shanghai Eastern Aviation Equipment Manufacturing Corporation	**8,394**	6,434
Eastern Aviation Advertising Service Co.	**4,758**	4,329

6.2.2.2 Service

The services provided by related parties are as follows.

Company	Year 2002	Year 2001
Eastern Aviation Import and Export Company	**20,156**	14,605
Shanghai Eastern Air Industrial Corporation	**35,055**	24.362
Shanghai Eastern Real Estate Operation Co.	**3,291**	5,794
Shanghai Eastern Aviation Equipment Manufacturing Corporation	**50**	-
Shanghai Aviation Printing co., Ltd.	**1,594**	3,799
Shanghai Eastern General Service Co.	**1,683**	15,318
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	**24,146**	19,205
Eastern Aviation Advertising Service Co.	**99**	2,656
Shanghai Eastern Development Co.	**6,485**	6,246
Shanghai Dongmei Aviation Corporation Limited	**11,302**	5,424

6.2.2.3 Lease

The Company paid a rent of RMB4,509 thousand to Shanghai Eastern Aviation Equipment Manufacturing Corporation for the lease of buildings and equipment.

6.2.2.4 Supply of Fund

The placement of deposit by the Company in Eastern Air Group Finance Co., Ltd. generated an interest income of 2,738 thousand in 2002.

6.2.2.5 Finance

Then Company paid an interest of 1,373 thousand for borrowings from Eastern Air Group Finance Co., Ltd..

6.2.3 Amounts Due to or From the Related Parties

6.2.3.1 Accounts Receivable:

Company	Dec. 31, 2002	Dec. 31, 2001
Shanghai Eastern Development Co.	**20,455**	10,120
Shanghai Tourism (Hong Kong) Co., Ltd.	**58,190**	26,568
Shanghai Dongmei Aviation Corporation Limited	**24,589**	25,886
Eastern International Tourism Transportation Co., Ltd.	**11,012**	14,852
Eastern (Zhoushan) Tourism Industrial Development Co.	**5,762**	5,555
Shanghai Travel Service (Hong Kong) Co., Ltd.	**102,551**	92,585
Shanghai Civil Aviation Dongda Industrial Co.	**1,273**	1,447
China Eastern Airlines Wuhan Co., Ltd.	**256**	–

6.2.3.2 Accounts Payable

Company	Dec. 31, 2002	Dec. 31, 2001
Eastern Aviation Import and Export Company	**131,236**	179,514

6.2.3.3 Other receivables

Company	Dec. 31, 2002	Dec. 31, 2001
Eastern Aviation Import and Export Company	**8,520**	1,677
Eastern Aviation Advertising Service Co.	**1,392**	1,392
Shanghai Eastern Air Industrial Corporation	**6,237**	6,237
Shanghai Eastern Air Catering Co., Ltd.	**15,590**	30,000
Shanghai Eastern Air Real Estate Management Co.	**–**	677
China Eastern Airlines Wuhan Co., Ltd.	**2,185**	–

6.2.3.4 Prepayments

Company	Dec. 31, 2001	Dec. 31, 2000
Shanghai Eastern Aviation Equipment Manufacturing Corporation	**454**	-
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	-	953
Eastern Aviation Import and Export Company	**29,695**	-

6.2.3.5 Other Payables

Company	**Dec. 31, 2002**	Dec. 31, 2001
Eastern Aviation Import and Export Company	**7,502**	33,175
Shanghai Eastern Air Industrial Corporation.	-	64
Shanghai Eastern Air Catering Co., Ltd.	-	108
Eastern Automobile Repair Works	**4,193**	5,087
Shanghai Eastern Air Real Estate Management Co.	-	1,662

6.2.3.6 Other Related Party Transactions

Emoluments for key management personnel

	Year 2002	Year 2001
Number of key executives	**10**	9
Emoluments	**1,549**	1,028

[illegible]

According to the irrevocable financial lease contract, the least financial lease commitment as of Dec. 31, 2002 is equivalent to RMB116,17.00 million. The lease payable in 2003, 2004 and 2005 is about 2,223.00 million, 2,376.00 million and 1,489.00 million respectively.

[illegible]

According to the irrevocable operating lease contract, the least lease commitment as of Dec. 31, 2002 is 7,044.00 million. The lease payable in 2003, 2004 and 2005 is 1,035 million, 1,010 million and 977 million respectively.

The Company signed an agreement with an independent third party for the purchase of five Airbus A340 aircraft, which are to be delivered in 2003 and 2004.

The Company signed an agreement with an independent third party to purchase twenty Airbus A320 aircraft. Among the twenty aircraft, 10 are to be delivered in 2003, 5 are to be delivered in 2004 and 5 are to be delivered in 2005.

The Company signed an agreement with an independent third party to purchase five CFM56 engines. Of the five engines, one is to be delivered in 2006, 2 are to be delivered in 2007 and 2 are to be delivered in 2008.

China Eastern Airlines Jiangsu Co., Ltd. ("Jiangsu Co."), a company of which 55% of the share capital is held by the Company, issued a guarantee of RMB150 million for Nanjing Lukou International Airport Co., Ltd. to obtain bank loans from China Construction Bank, Jiangsu Branch. The guarantee period is from December 24, 1998 to October 20, 2004.

The Company estimates that there will be lots of foreign exchange reserve including foreign exchange in currencies of Southeast Asia from the sale of air tickets even after repayment of foreign currency debts such as financial lease commitment and aircraft payment. Considering the continuing devaluation and instability of politics and economy of this area, it is probable that the Company will face great foreign exchange risk. To lower this risk, the Company signed some forward and swap contracts with domestic banks in 2002. By Dec. 31, 2002, the Company still has the following contracts:

8.2.1 Foreign Exchange/Interest Rate Swap (Unit: USD in thousand)

Tenor	Nominal Principal
2003.1.16-2003.10.16	22,624
2003.10.16-2005.10.16	19,824
2005.10.16-20010.10.16	14,244
2002.12.10-2010.9.10	22,525
2003.1.2-2004.7.1	9,538
2003.12.22-2006.12.22	22,000

8.2.2 Foreign Exchange Forwards (Unit: USD in thousand)

Settlement Date	USD Principal Purchased
The 25th day of every month from Jan. 25, 2004 to Dec. 25, 2006	5,000

According to the resolution of Shareholders' Meeting, the registered capital of China Eastern Airlines Jiangsu Co., Ltd., 55% of its equity is held by the Company, will be raised from RMB258 million to RMB1 billion. The relevant procedures are still in progress.

The Company signed an agreement with China Eastern Airlines Jiangsu Co., Ltd.. According to the agreement, the Company will sell three Airbus A320 aircraft to China Eastern Airlines Jiangsu Co., Ltd. and is scheduled to be delivered in 2003.

According to the equity transfer agreement signed between the Company, China Ocean Shipping (Group) Company ("COSCO") and China Airlines, Ltd., CEA will transfer 15% of its shares to China Airlines, Ltd.. Meanwhile the registered capital of the Company will be raised to RMB1.5 billion. The percentage of shares held by CEA after the transfer is 55%. The transfer and capital increase has already been approved by Civil Aviation Administration of China and State Planning Commission in Jan. 2003.

According to the resolution of Board of Directors, the registered capital of Shanghai Eastern Flight Training Co., Ltd., 95% of its equity held by the Company, will be increased from 358 million to 473 million. The relevant procedure has been completed on Jan. 10, 2003.

The Company has established Shanghai Eastern Aircraft Maintenance Co., Ltd. jointly with China Aircraft Engineering Investment Co., Ltd. (Hong Kong). The total investment is USD6 million and the registered capital is USD3.10 million. Of the total equity, 60% is held by the Company and 40% is held by China Aircraft Engineering Investment Co., Ltd. (Hong Kong). Shanghai Eastern Aircraft Maintenance Co., Ltd. obtained business license on Nov. 27, 2002. The capital verification was completed on Jan. 13, 2003.

The Company has signed the following contracts with domestic banks in 2003 with the same purpose stated in paragraph 8.2:

9.6.1 Foreign Exchange Short-term Investment Agreements (Unit: USD in thousand)

Tenor	Principal	Interest Rate
2003.2.27-2003.3.6	8,000	1.10%
2003.2.20-2003.2.26	22,000	1.10%

9.6.2 Foreign Exchange Forwards (Unit: USD in thousand)

Settlement	Exchange USD with JPY
2004	11,941
2005	11,941
2006	11,941
2007	9,403

The Company signed a contract with Rockwell Collins International, Inc. In Sept. 2002 to jointly establish Shanghai Collins Aviation Maintenance Service Co., Ltd. The total investment is USD14 million and the registered capital is USD7 million. The Company holds 35% of the shares. The relevant procedures are still in progress.

No other significant event such as debt restructure has occurred this year that will influence the comprehension of the report.

The financial statements were approved by Board of Directors on April 7, 2003.

To conform to the principle of consistency, some beginning balances and figures of last year have been reclassified or restated.

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations

The Group's accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the consolidated profit attributable to shareholders and consolidated net assets of the Group are summarised as follows:-

	Note	2002 RMB'000	2001 RMB'000
Consolidated profit attributable to shareholders			
As stated in accordance with PRC audited statutory accounts		**124,259**	97,001
Impact of IFRS and other adjustments:			
Difference in depreciation charges of flight equipment due to different useful lives	(a)	**315,712**	150,794
Difference in depreciation charges of aircraft due to different useful lives	(b)	**(180,490)**	185,047
Gain/(loss) on disposal of aircraft and engines	(c)	**61,097**	(13,296)
Provision for overhaul expenses	(d)	**(122,564)**	(145,107)
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	(e)	**9,859**	9,181
Provision for post-retirement benefits	(f)	**(23,614)**	(78,953)
Curtailment of medical benefit previously included in post-retirement benefit obligations	(f)	**-**	95,975
Loss on sale of staff quarters	(g)	**(9,768)**	(4,033)
Interest accrued on instalments payable for acquisition of a passenger carriage business	(i)	**(10,802)**	(6,693)
Amortisation of goodwill	(j)	**(5,656)**	(5,655)
Amortisation of negative goodwill	(k)	**3,454**	2,014
Revaluation deficit of fixed assets	(n)	**(171,753)**	-
Reversal of revalued amount for land use rights	(o)	**8,420**	-
Tax adjustments	(p)	**15,374**	287,925
Other	(q)	**72,841**	(32,487)
As stated in accordance with IFRS		**86,369**	541,713

Supplementary Financial Information

Year ended 31 December 2002

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

	Note	**2002** **RMB'000**	As restated 2001 RMB'000
Consolidated net assets			
As stated in accordance with PRC audited statutory accounts		**6,284,066**	6,256,659
Impact of IFRS and other adjustments:			
Difference in depreciation charges of flight equipment due to different useful lives	(a)	**885,943**	579,884
Difference in depreciation charges of aircraft due to different useful lives	(b)	**2,461,951**	2,642,441
Gain on disposal of aircraft and engines	(c)	**(488,394)**	(549,491)
Provision for overhaul expenses	(d)	**(833,481)**	(672,533)
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	(e)	**(51,964)**	(61,823)
Provision for post-retirement benefits	(f)	**(542,939)**	(521,063)
Loss on sale of staff quarters	(g)	**24,373**	34,141
Provision for staff quarter allowance	(h)	**(80,179)**	(80,179)
Time value on instalments payable for acquisition of a passenger carriage business	(i)	**37,750**	48,552
Goodwill	(j)	**90,484**	96,140
Negative goodwill	(k)	**(49,777)**	(53,231)
Unrealised (losses)/gains on cash flow hedges	(l)	**(28,225)**	5,396
Timing difference in recognition of dividends	(m)	**97,339**	97,339
Revaluation deficit of fixed assets	(n)	**(68,367)**	–
Reversal of revalued amount for land use rights	(o)	**(374,689)**	(374,689)
Tax adjustments	(p)	**(170,917)**	(172,895)
Other	(q)	**186,129**	45,660
As stated in accordance with IFRS		**7,379,103**	7,320,308

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

Pursuant to the PRC audited statutory accounts for the year ended 31 December 2002, a prior year adjustment amounting to RMB15,286,000 was put through to the Group's retained earnings brought forward from 2001 which resulted in an increase in the consolidated net asset value from RMB6,241,373,000 to RMB6,256,659,000 as at 31 December 2001. This prior year adjustment has been incorporated into the comparative figures of 2001 as set out in the table above.

(a) Under IFRS, flight equipment is accounted for as fixed assets and depreciation charges are calculated over the expected useful lives of 20 years to residual value of 5% of costs/revalued amounts. Under PRC Accounting Regulations, such flight equipment is classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b) Under IFRS, depreciation of aircraft is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. This change in PRC Accounting Policy has been applied perspectively.

(c) This represents the difference on gain on disposal arising from different useful lives adopted on depreciation under IFRS and PRC Accounting Regulations (see note (b) above).

(d) Under IFRS, the costs of major overhauls for aircraft and engines under operating leases are estimated and charged to the income statement over the period between overhauls, using the ratio of actual flying hours and estimated flying hours between overhauls, while the costs of major overhauls of owned aircraft and aircraft held under finance leases are charged to the income statement as incurred. Routine repairs and maintenance costs are charged to the income statement as incurred. Under PRC Accounting Regulations, the overhauls and routine maintenance costs are provided at specific rates applicable to the related models of aircraft.

(e) Under IFRS, flight equipment spare parts are carried at weighted average cost and are expensed when consumed in operations. Under PRC Accounting Regulations, such flight equipment spare parts are carried at costs/revalued amounts and are expensed when consumed in operations.

(f) The post-retirement benefits for employees are required to be recognised over the employees' service period under IFRS whereas such benefits are recognised on a pay-as-you-go basis under the PRC Accounting Regulations.

Following the joining of the municipal medical insurance scheme, other than annual contribution, the Group is no longer required to pay for the medical benefits of the employees. As a result, the post-retirement benefit obligation attributable to medical benefit brought forward from 31 December 2000 had been written back under IFRS in 2001.

(g) This represents the difference in the recognition of loss on sale of the Group's staff quarters to eligible staff. Under IFRS, provision for anticipated loss is made for any construction cost in excess of the expected selling price during construction, and any over/under-provision is recognised at the time of sale. Under PRC Accounting Regulations, the loss on disposal of staff quarter is recognised directly in the reserves.

(h) Under IFRS, the housing allowance provision made is charged to other operating expenses following the adoption of the state policy stipulated in a circular issued by the State Council of the PRC with reference to the detailed procedures promulgated by certain provincial governments in 2000. Under PRC Accounting Regulations, such housing allowance will be recognised at the time of payment.

(A) Significant differences between International Financial Reporting Standards ("IFRS") and PRC Accounting Regulations (Cont'd)

(i) Under IFRS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments. The difference in time value between the acquisition cost payable and its present value is periodically recognised as interest expenses in the income statement over the period of payments. Under PRC Accounting Regulations, such difference is not recognised.

(j) Any excess of the cost of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill. Under IFRS, the obligation of post-retirement benefits for employees inherited by the Group through the acquisition of a passenger carriage business has been recognised and accounted for in the fair value of the identifiable net assets acquired. As a result, goodwill has been recognised which is amortised over 20 years. Under PRC Accounting Regulations, the post-retirement benefits are recognised on a pay-as-you-go basis and the corresponding obligation is not accounted for in the fair value of the net assets acquired. Accordingly, no goodwill or amortisation is recognised.

(k) Under IFRS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments, giving rise to a negative goodwill which is amortised over the weighted average remaining useful lives of the depreciable non-monetary assets acquired. Under PRC Accounting Regulations, the time value of the consideration payable has not been accounted for and accordingly, no negative goodwill or amortisation is recognised.

(l) Under IFRS, the Group's derivative financial instrument qualify for hedging accounting and the unrealised gains and losses on these instruments are recognised as the Group's hedging reserve in the shareholders' equity. Under PRC Accounting Regulations, the gains and losses on the financial instruments are recognised in the income statement upon their maturity.

(m) Under IFRS, dividends proposed or declared after the balance sheet date are not recognised in the current year's financial statements. Accordingly, no liability regarding the dividend payable is reflected in the balance sheet. Under PRC Accounting Regulations, proposed or declared dividends after the balance sheet date are reflected in the current year's financial statements.

(n) Under IFRS, fixed assets of the Group are recorded at cost and are subsequently restatement of revalued amount less accumulated depreciation. Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing. As at 31 December 2002, a revaluation of the Group's fixed assets was carried out and the difference between the valuation and carrying amount was recognised. Under PRC Accounting Regulations, fixed assets are recorded at cost less accumulated depreciation and impairment.

(o) As part of the Company's restructuring in 1996, land use rights were recorded at valuation as a non-monetary assets which formed part of share capital of the Company. Under IFRS, the Company has reclassified land use rights as operating leases and the land use rights at the time of the listing are stated at historical cost which is nil. Under PRC Accounting Regulations, land use rights are stated at valuation less accumulated amortisation.

(p) Under IFRS, tax adjustments are made in respect of the deferred tax effects for the items above and provision has been respectively provided against deferred tax assets not expected to be realised in the foreseeable future.

(q) In addition to the above, there are other classification differences in balance sheet items due to different requirements under IFRS and PRC Accounting Regulations.

[illegible]

Differences between IFRS and US Generally Accepted Accounting Principles ("U.S. GAAP") which have significant effects on the consolidated profits attributable to shareholders and consolidated net assets of the Group are summarised as follows:-

	Note	2002 RMB'000	2001 RMB'000
Consolidated profit attributable to shareholders			
As stated under IFRS		**86,369**	541,713
U.S. GAAP adjustments:			
Reversal of revaluation deficit of fixed assets	(a)	**171,753**	-
Reversal of difference in depreciation charges arising from revaluation of fixed assets	(a)	**20,370**	94,140
Gain on disposal of aircraft and related assets	(b)	**(26,046)**	5,791
Others	(c)	**23,767**	(11,295)
Deferred tax effect on U.S. GAAP adjustments	(d)	**(28,477)**	(155,877)
As stated under U.S. GAAP		**247,736**	474,472
Basic and fully diluted earnings per share under U.S. GAAP		**RMB0.051**	RMB0.097
Basic and fully diluted earnings per American Depository Share ("ADS") under U.S. GAAP		**RMB5.09**	RMB9.75

	Note	2002 RMB'000	As restated 2001 RMB'000
Consolidated net assets			
As stated under IFRS		**7,379,103**	7,320,308
U.S. GAAP adjustments:			
Reversal of net revaluation surplus of fixed assets	(a)	**(908,873)**	(977,240)
Reversal of difference in depreciation charges and accumulated depreciation and gain/loss on disposal arising from the revaluation of fixed assets	(a),(b)	**637,423**	643,099
Others	(c)	**29,111**	5,344
Deferred tax effect on U.S. GAAP adjustments	(d)	**20,844**	49,321
As stated under U.S. GAAP		**7,157,608**	7,040,832

(3) Significant differences between IFRS and U.S. GAAP (Cont'd)

(a) Revaluation of fixed assets

Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing. As at 31 December 2002, a revaluation on the Group's fixed assets was carried out and difference between the valuation and carrying amount was recognised.

Under U.S. GAAP, the revaluation surplus or deficit and the related difference depreciation are reversed since fixed assets are required to be stated at cost.

(b) Disposal of aircraft and related assets

This represents the gain/loss on disposal of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at cost. Accordingly, the accumulated depreciation and the gain/loss on disposal of aircraft is different between IFRS and U.S. GAAP, which is attributable to the surplus/deficit upon valuation associated with the assets disposed of.

(c) Other U.S. GAAP adjustments

The application of U.S. GAAP differs in certain other respects from IFRS, mainly relating to sale and leaseback transactions, post retirement benefits and goodwill. Under U.S. GAAP: i) recognition of gain on sale and leaseback transactions is deferred and amortised, ii) transitional obligation for post retirement benefit is amortised over the average remaining service period of active plan participants, and iii) goodwill is reviewed for impairment and is not amortised.

(d) Deferred tax effect

These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b) and (c) above.

(e) Segmental disclosures

The Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Group has a route network designed to transport passengers and cargo between destinations in China, Hong Kong, and selected international destinations in Japan, U.S., Australia, South Korea, Thailand, Singapore and a number of European countries. China, Hong Kong, and International constitute the Group's three reportable geographical segments. SFAS No.131 requires that segment financial information be disclosed under the management approach that is consistent with how the Group's management internally desegregates financial information for the purpose of making internal operating decisions. The Group evaluates revenue information of its operating segments based on unaudited management operational information prepared under PRC Accounting Regulations.

(3) Significant differences between IFRS and U.S. GAAP (Cont'd)

(e) Segmental disclosures (Cont'd)

	Note	Unaudited management operational information under PRC Accounting Regulations for the year ended 31 December 2002 RMB'000	2001 RMB'000
Traffic revenues	(i), (ii)		
Domestic			
Passenger		**5,288,611**	5,513,591
Cargo and mail		**235,470**	234,658
Subtotal		**5,524,081**	5,748,249
Hong Kong			
Passenger		**1,937,313**	2,024,214
Cargo and mail		**268,944**	233,149
Subtotal		**2,206,257**	2,257,363
International	(iii)		
Passenger		**3,526,852**	3,079,730
Cargo and mail		**2,014,785**	1,708,194
Subtotal		**5,541,637**	4,787,924
Total	(iv)	**13,271,975**	12,793,536

(i) The Group operates in one business segment which is the common carriage of passenger, cargo and mail over various routes. In the PRC management accounts, revenue is split between passenger and cargo for management review purpose. The directors consider it is appropriate to report such information in these financial statements.

(ii) Traffic revenues by routes are attributed to each geographical segment based on the final destination / origin of each flight route. For international and Hong Kong routes with a domestic segment, revenues for the entire route are attributed to each geographical segment based on the final destination / origin of the route.

(iii) The Group's international revenues are generated from its international routes to and from countries including Japan, U.S., Australia, South Korea, Thailand, Singapore and selected European countries. Among these countries, the Group generates from Japan routes its largest share of international revenue (note: the Group generated revenues, under IFRS, of RMB1,814,998,000 and RMB1,574,971,000 from its Japan routes in 2002 and 2001 respectively).

(iv) The traffic revenue figures as stated above are different from the Group's audited PRC statutory accounts and the Group's audited IFRS accounts due to the following reasons:-

- The management made use of this operational information before closing of accounts for each accounting period. Accordingly, estimates (which are generally within a discrepancy of 5% on total actual revenues) have been incorporated into this operational information for timely decision making purposes.
- Certain discounts granted to sales agents and customers have not been set-off against revenues under management operational information.

(v) The major revenue-generating assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group's aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

Corporate Information

Directors

Ye Yigan *(Chairman of the Board of Directors)*
Liu Shaoyong *(Director)*
Wan Mingwu *(Director, Vice President)*
Cao Jianxiong *(Director)*
Zhong Xiong *(Director)*
Chen Quanxin *(Director)*
Wu Baiwang *(Director)*
Zhou Ruijin *(Independent Non-executive Director)*
Gong Haocheng *(Independent Non-executive Director)*
Hu Honggao *(Independent Non-executive Director)*
Peter Lok *(Independent Non-executive Director)*

Supervisors

Li Wenxin *(Chairman of the Supervisory Committee)*
Ba Shengji *(Supervisor)*
Zhou Rongcai *(Supervisor)*
Yang Jie *(Supervisor)*
Liu Jiashun *(Supervisor)*

Senior Management Staff

Li Fenghua *(President)*
Wu Yulin *(Vice President)*
Wu Jiuhong *(Vice President)*
Yang Xu *(Vice President)*
Fan Ru *(Chief Pilot)*
Luo Weide *(Chief Financial Officer)*
Luo Zhuping *(Company Secretary)*

Company Secretary

Luo Zhuping

Authorized Representatives

Ye Yigan
Luo Zhuping

Company's Website

http://www.ce-air.com

Company's E-mail Address

ir@ce-air.com

Auditors

International Auditors: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditors: Shanghai Zhonghua
Certified Public Accountants
12/F, Ocean Towers, 550
Yan'an Road East, Shanghai

Legal Advisers

Hong Kong: Baker & McKenzie
USA: Sullivan & Cromwell
China: Beijing Commerce & Finance Law Office

Principal Bankers

Industrial and Commercial Bank of China, Shanghai Branch, Chang Ning Sub-Branch
Construction Bank of China, Shanghai Branch, No. 1 Sub-Branch
The Bank of China, Shanghai Branch
The Bank of China, Hong Kong Branch

Share Registrar

Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East, Hong Kong
The Bank of New York
101 Barclay Street
New York, NY 10286, U.S.A.
China Securities Depository and Clearing Corporation Limited, Shanghai Branch
727 Pu Jian Road, Shanghai

Place of Business in Hong Kong

5th Floor, McDonald's Building, 48 Yee Wo Street, Hong Kong

Custodian for Unlisted Shares

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

Change of Business License Registration

Except for the change of the Company's corporate type to Sino-foreign joint venture stock enterprise (listed), no changes in the Company's business registration during the period covered by this report.
Registered capital of the Company is RMB4.86695 billion as of the date of this report.

Business License Registration Number of the Corporation Legal Person: Qi Gu Hu Zong Zi No. 032138 (Municipal Administration)

Tax Registration Number: 310042741602981

Shareholders can obtain a copy of the Company's annual report for the year 2002 through the Internet addresses shown below:
http://www.ce-air.com **http://www.firstcall.com** **http://www.irasia.com/listco/hk/chinaeast**





中國東方航空股份有限公司
China Eastern Airlines Corporation Limited
www.ce-air.com